





Anda


RECD S.E.C.
JUN 21 2002
1086





# Andrx CORPORATION

2001 ANNUAL REPORT




Andrx
CORPORATION

# Financial Highlights

**Andrx Corporation and Subsidiaries**



Revenues - Distributed Products (in millions)
$500
400
300
200
100
97 98 99 00 01




Revenues - Andrx Products (in millions)
$300
250
200
150
100
50
97 98 99 00 01




Research & Development Expenses (in millions)
$60
50
40
30
20
10
97 98 99 00 01




Selling, General & Admin. Expenses (in millions)
$200
175
150
125
100
75
50
25
01




Cybear Internet Operating Expenses (in millions)
$30
25
20
15
10
5
01




Andrx Corporation & Subsidiaries Net Income (Loss) (in millions)
$100
75
50
25
97 98 99 00 01




Andrx Group Net Income (Loss) (in millions)
$100
75
50
25
97 98 99 00 01




Cybear Group Net Loss (in millions)
$75
50
25
0
(25)
(50)
01


# Company Profile

Andrx Corporation is a specialty pharmaceutical company engaged in the commercialization of oral controlled-release generic and brand pharmaceuticals utilizing its proprietary drug delivery technologies. Andrx also distributes generic pharmaceutical products manufactured by third parties. Through its Cybear subsidiary, Andrx gains access to physicians through the Internet. Nasdaq: ADRX.

# Our Very Strength



GENERICS
BRANDS
TECHNOLOGY
INTERNET
DISTRIBUTION


# Lies in Our Technology


Andrx
Andrx
CORPORATION





# The Winds of Change

## TO OUR SHAREHOLDERS


Andrx
180

In August of 1992, a mighty storm swept through South Florida named Hurricane Andrew. At about that same time, Alan Cohen was planning to create a new type of pharmaceutical company and approached Chih-Ming Chen and myself with his concept. Together, we went searching for a place to open our business. Everywhere we looked, "leased" signs were posted in windows, as properties were swept-up by companies trying to escape from hurricane-ravaged South Florida by moving to spaces north or west of the damaged area. If we didn't decide on a property the same day we saw it, it was already leased by the time we went back. Realizing that Hurricane Andrew had left an indelible mark on South Florida and on all of us, our Company was named "Andrx"; "And" for Andrew, and "Rx" for prescription. By any measure, in 2001, Andrx Corporation lived up to its name, and encountered corporate winds which were ever moving, swirling, whirling – and judged by the fluctuations in the price of its stock, extremely volatile – all with a powerful punch. But through it all, Andrx continued to progress significantly.



This year saw Alan and Chih-Ming independently deciding that their interests lie outside of Andrx and choosing to retire from our business. In March, Alan announced his desire to soon retire and, following his purchase of a South Florida professional sports team, actually retired from his day-to-day responsibilities as Chief Executive Officer in October. In that interim, Chih-Ming retired in August as our Chief Scientific Officer, and moved back to his native country of Taiwan. While both of them played incredibly important roles in making Andrx the success it is, they would be the first to tell you that Andrx is much more than a two-man show. Indeed, part of their foresight was to assemble incredibly talented people, in all areas, to enable our success to continue.

In June 2002, Richard J. Lane, former President, Worldwide Medicines Group of Bristol-Myers Squibb Company, will join Andrx as its new Chief Executive Officer and as a member of the Board of Directors. As announced, Alan and Chih-Ming retired as Co-Chairmen and members of the Board of Directors and I will step aside as your CEO to allow Rick to lead the Company into the future. We believe that Rick has the knowledge and experience needed to successfully launch our new branded pharmaceuticals, to understand the public need for, and opportunities provided by, generic pharmaceuticals and Andrx's distribution capabilities, to continue our investment in research and development in both the branded and generic arenas, and to leverage upon each of these capabilities to help lead the way into the future.



From a financial viewpoint, 2001 was another year of record revenues for Andrx. Sales of $749.0 million included $495.2 million in sales of distributed products, a 50.5% increase in distribution sales posted from 2000, as well as $229.0 million in Andrx products, which included both Andrx's bioequivalent and brand product sales in 2001. Previously, sales of Andrx's products, which were $175.4 million in 2000, were for bioequivalent products only, as our brand sales effort did not commence until 2001. Although our top line grew, bottom line 2001 results were not as robust.

Throughout 2001, we experienced a difficult operating environment mainly due to product launch delays. As an Andrx shareholder, you are well aware that there are primarily two separate barriers to entry before generic versions of patent-protected products can be marketed. One is regulatory, the United States FDA (Food and Drug Administration), the other is the court system. As anyone who has followed this industry knows, patent infringement lawsuits are expected, particularly for Andrx. Our internally developed controlled-release technologies allow us to innovate around existing patents protecting some of the largest selling branded products in the world. The filing of a patent infringement lawsuit against Andrx generally means that we are making significant strides in the process of bringing another product to market. Negotiating through the legal system is a "necessary evil" – a recognized step required to launch our generic versions of products such as Prilosec®, Tiazac®, Wellbutrin SR®/Zyban® and Claritin-D® 24. Only after we are able to obtain final FDA marketing approval and comfort that our products do not infringe the intellectual property rights of others are generic providers of drugs able to responsibly bring more affordable, quality bioequivalent products to consumers. Like a hurricane, this process is fraught with unexpected twists and turns. For example, we believed we were ready to launch our generic version of Tiazac in February or March of 2001, only to learn that, as a result of the improper listing of a new patent, we were embroiled in new patent litigation that delayed the approval of our product. Though that patent obstacle has now been removed, final FDA approval of our product is awaiting the resolution of certain technical concerns the FDA later raised with respect to our Tiazac product. Similarly, though we expected to launch our generic Glucophage® product in June 2001, pediatric labeling issues raised by the innovator delayed that launch. The roadmap to Andrx's launch of generic versions of patent-protected products is dependent upon the speed and expertise of our R&D and legal teams, 30-month stays, various exclusivities, the FDA and the courts. While we are constantly seeking ways to make our product available as soon as we can, brand companies are seeking to delay that launch for as long as they can.



Thus, though our generic game plan offers great rewards, it clearly also yields earnings volatility. To more consistently grow our earnings, we are working diligently to better balance our Company with brand products, which traditionally offer a more consistent and reliable earnings stream. In anticipation of the launch of our first internally developed brand product, Altocor™, in 2001, we acquired a 90-person sales force with its line of brand products, purchased cough/cold medicines and in-licensed pain products. The strategy was to jump-start our brand sales effort with a sales force that would basically sell tried and true lines of cough and cold products until our Altocor product was launched. Unfortunately, the combination of an exceedingly mild cough and cold season and the introduction of generic versions of certain products we acquired actually contributed to even more earnings volatility in the short-term.


Research
& Development (in millions)
$70
$60
$50
$40
$30
$20
$10
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Andrx is in this business for the long-term and throughout 2001 continued to spend aggressively for the future. In 2001, we increased both our research and development spending to $52.8 million and our selling, general and administrative spending to $119.2 million, as we continued to build our brand sales and marketing infrastructure. Spending for the future has been and will continue to be a large part of our story of success. While this year's spending came at the expense of short-term profits, we believe it was a necessary step towards positioning Andrx to enter into the world of brand-name pharmaceutical products.

With respect to our brand-name pharmaceutical products, Altocor received an FDA approvable letter in January 2002, and we believe it will be approved for marketing and possibly launched by the time you read this letter. At the same time, our clinical development team is working toward the submission of an NDA later this year for our second internally developed brand product, Metformin XT, as well as continuing the development of other products and exploring various opportunities.

I invite you to read through the pages of this annual report to more fully understand the operational aspects of our business, which contribute to the overall success of our Company. This year's report is laid-out the same way we put together the puzzle pieces of the Andrx story – distribution, technology, generics, brands and the Internet – and concludes with our outlook on the future. In reading through this annual report and analyzing the year, I hope you will agree that, on balance, 2001 was a very good year for Andrx and its shareholders. Yes, we encountered challenges and turbulence, but it was a year in which we staked a course for the future.

As always, I would like to thank you, our shareholders, for your continued confidence in our management team, your patience and your loyalty. Likewise, I would like to thank our dedicated employees for their continuing hard work and efforts in putting additional pieces of the Andrx puzzle in place. We remain confident that our long-term perspective will maximize shareholder value as we work to maintain our position as a prominent generic company and move Andrx's brand business to the forefront.

Sincerely,

Elliot F. Hahn, Ph.D.
*Chief Executive Officer and President*
May 1, 2002





# Anda Delivers

## A LEADER IN PHARMACEUTICAL DISTRIBUTION

Our mission: Using our patented drug delivery technologies, build a pharmaceutical company that develops generic versions of controlled-release oral pharmaceuticals.

The problem: Once developed, how would we maximize the commercial value of our products in a very competitive generic environment?

The Andrx solution: Prior to launching our own products, create a pharmaceutical distribution business, named Anda, that would buy generic pharmaceuticals directly from other manufacturers or wholesalers and resell them through our in-house telemarketing sales staff primarily to independent pharmacies, pharmacy chains without warehousing facilities, pharmacy buying groups and physicians' offices throughout the U.S. Though other distributors and wholesalers typically utilized regional distribution centers to service this market, in 1992, Andrx recognized that combining a single warehouse with next-day delivery was a more cost-effective way to operate and provided better customer service. With a single inventory, less staffing and overhead, Anda allowed Andrx to develop trusted customer relationships and an Andrx market presence even before we had Andrx products to sell.


Anda

Anda, together with Valmed, which we acquired in 2000, remain key components of the Andrx success. In addition to generating profits, these distribution operations enable Andrx to monitor the generic pharmaceutical industry and gather market intelligence it would not otherwise be able to access directly – our own legal source of "insider information". While other pharmaceutical businesses would love to have an "Anda" in their operation, we are proud to call it our own.

Today, Anda is one of the largest distributors of generic pharmaceuticals in the country. To further develop and expand our distribution operation, we plan to open a distribution center in Groveport, Ohio in the second half of this year.

As many brand products come-off patent in the next few years, we anticipate many products "going generic" – good news for Anda *and* consumers.



### Selling, Processing and Delivering

Andrx's 240-person telemarketing staff makes 65,000 calls per week to 16,000 active accounts. Products are ordered directly by pharmacists through the telephone, AndaNet®.com – Andrx's internally developed, proprietary, Internet ordering system – and through AndaConnect™, hand-held remote electronic ordering devices. Sales executives, who are responsible for national accounts, including major pharmacy chains, supermarkets and discounters, round out our sales efforts.

### Expanding Our Reach

Andrx offers competitive pricing, quality products and responsive customer service for more than 4,000 SKUs (stock keeping units). In the second half of 2002, Andrx plans to open a distribution center in Groveport, Ohio. This new 354,000 square foot facility is intended to logistically open-up additional distribution opportunities throughout the nation. Strategically located, the Ohio facility will cut one "leg" out of the trip for next day shipments, allowing Anda and Valmed to better service Andrx customers.


Andrx



# Our Technologies

## STRENGTH THROUGH SCIENCE



The very strength of Andrx lies in its science – controlled-release technologies. Unlike other generic drug manufacturers, whose strategy is to copy products when the patents expire, or to invalidate the innovators' patents through legal challenges and teams of attorneys, Andrx employs a technology-driven approach. Our scientific and legal teams innovate around existing patents, utilizing the nine drug delivery technologies that we developed and have been patented for use in certain applications, including 55 applied for, approved or issued patents in the U.S. and 78 such patents internationally. Andrx believes that this approach leads to a better chance of success in our inevitable patent litigation battles and later, less competition than the more traditional generic model.

In both our generic and branded businesses, Andrx works with known chemical entities, which enables us, relatively speaking, to keep our development costs low, shortens our development cycle and better assures us of success.

The very strength of Andrx lies in its Science

Our controlled-release technologies allow us to make capsules and tablets that release the drug at different rates and target delivery to different parts of the body. This means that our technologies sometimes allow for a uniform release of a drug over a 24-hour period while other technologies release drugs in a pulsed manner. Whatever the delivery requirement, our technologies are flexible and can be used to formulate a variety of chemicals across various therapeutic categories. With our specialized know-how, formulation expertise and patent protected technologies, Andrx is well positioned for the future.

Andrx typically selects drug candidates that have large existing markets, significant barriers to entry, and active pharmaceutical ingredients whose patents are due to expire shortly. On the brand side, we select drug candidates that we believe can be improved by the application of our drug delivery technologies.







# Generics: Our Specialty



## AFFORDABLE MEDICINE

Historically, we have developed bioequivalent versions of controlled-release, difficult to replicate, patent protected, brand-name pharmaceuticals. Our formulation techniques focus on developing products that will mimic the brand product's physiological characteristics but not infringe upon the innovators' patents. Our first two manufactured products, Diltia XT® and Cartia XT®, are used in the treatment of hypertension. Other generic products currently marketed by Andrx treat indications such as Type 2 diabetes (Glucophage), rheumatoid arthritis (Oruvail®), asthma (Ventolin®) and a potassium supplement used in the *treatment of cardiovascular disease* (K-Dur®).



Though our most significant products have not yet been launched, the process toward their launch is well under way. Our bioequivalent version of Prilosec has received final FDA marketing approval, but as of the date of this report, we are not marketing the product pending legal challenges. Wellbutrin SR/Zyban, another billion dollar opportunity, has received a favorable lower court determination, but as of this date, we are awaiting FDA approval and the manufacturing of launch quantities. Three other products, generics of Tiazac, Naprelan® and Glucophage® XR, have received tentative FDA approval. Andrx also has another dozen controlled-release products pending approval at FDA.

The timing to bring these products to market is difficult to predict. After a generic company formulates its products and tests it against the brand product to establish bioequivalency, an ANDA (Abbreviated New Drug Application) is filed with the FDA. After receiving notice from FDA that its application is acceptable for filing, the generic company certifies with the patent holder that it believes the patents in question are invalid, unenforceable or not infringed. The brand company will typically then file suit for patent infringement. The law currently does not require them to prove any violation of their patent. Thus, there is no incentive for them NOT to file suit and everything for the brands to gain. Once the suit is filed, FDA cannot give a final marketing approval on the generic application for 30 months or until the suit is successfully litigated. Between legal costs and product development, each patent challenge can take years and millions of dollars until a product can be brought to market.

*Frequently, too, our generic controlled-release products* require amendments to gain FDA approval. Our time-release products, by their very nature, are complex, require more ingredients to control the release of the drug, more manufacturing steps and often must meet more rigorous quality control criteria than other medications. If Andrx seeks to make changes in its ingredients, manufacturing equipment or manufacturing settings, or the processes by which its medications are to be tested, amendments are often required. This, too, adds to the expense and time required to bring our generic products to market. But, once again, when we successfully produce this difficult to replicate drug, we have limited competition. Many challenges – much to gain.

Over the past several years, we began to broaden Andrx's *generic research and development efforts to another category* of products – immediate-release/niche/specialty pharmaceuticals. These products are not patent protected, the approval cycle is much shorter and there are no legal delays. While there is typically much competition in the marketplace, we believe that we can be successful in producing these products and by further leveraging our distribution operations, add to our top and bottom line results for our shareholders.



# Branding Our Success

## DEVELOPING PROPRIETARY PRODUCTS

Late in 1996, we added another piece to the Andrx puzzle – development of brand name products. Utilizing our drug delivery technologies, we improve existing immediate-release or controlled-release medications by reducing the frequency which the drug needs to be taken thereby enhancing patient compliance, decreasing undesired side effects or finding new therapeutic indications. Also, using existing chemical compounds that have already been FDA approved, shortens the product development cycle and helps to better manage development costs.

Our first new drug application (NDA) product is Altocor, an extended-release formulation of lovastatin, which is used to treat high cholesterol. Altocor was determined to be approvable by FDA in January 2002, and we anticipate launching this product later this year. We are also developing an oral extended-release dosage form of metformin, Metformin XT, to treat Type 2 diabetes, and we anticipate filing an NDA for this product in 2002. Another part of our brand strategy is to gain approval for new therapeutic indications – take an existing product and use it to treat a different condition. We are currently conducting Phase II studies on the use of our extended-release lovastatin product for the treatment of Alzheimer's disease.

Of course, marketing brand products to physicians requires a different type of sales approach than generic products. To quickly build upon our own internal sales force, in January 2001, we acquired a privately owned, 90-person brand pharmaceuticals sales and marketing company with a small brand product line of cough and cold medicines and pre-natal vitamins. Since then, we have added to both our sales force and our product line, and as of March 31, 2002, we had 280 sales representatives selling brand cough and cold products, pre-natal vitamins and pain products. Our sales efforts to physicians will also be supplemented by our access to doctors through Cybear's Physicians' Online™ web portal.





### Identifying Opportunities

Our team of scientists, including over 30 Ph.D.s, MDs and holders of other advanced degrees, work to improve existing brand products. By applying one of our nine patented, oral, drug delivery technologies to existing chemical entities, they create pharmaceutical products targeted at market sectors where there are opportunities to enhance therapy, reduce side effects and improve compliance. In short, they take a good drug and make it better.

### Product Development

The development time for a product not using any new chemical entities (NCEs) is 3 to 5 years, versus 7 to 10 years for a brand product that contains a new chemical entity. Development costs are also less, averaging $20 - $25 million compared to hundreds of millions of dollars for a new active substance. While brand products are more expensive to develop than generic products, our approach to developing brands is less expensive than one using NCEs and provides for a greater chance of success since the chemical entity is already FDA approved.


Cybear



# Virtual Relationships

## LINES OF COMMUNICATION

In late 1996, Andrx realized that the healthcare industry's brand prescription process was very expensive and began to develop its own strategy. In addition to trying to promote brand products through hundreds, if not thousands, of costly sales representatives, as others have done, Andrx had another idea – using the Internet to gain access to physicians.

In 1997, Andrx incorporated Cybear Inc., an Internet-based information technology subsidiary, designed to reach out to physicians. Though an initial public offering of Cybear common stock took place in June 1999, Andrx Corporation completed a reorganization in September 2000 whereby, among other things, it reacquired 100% of Cybear and issued a new class of common stock to track Cybear's performance. In April 2001, we beefed-up Cybear's Internet muscle by acquiring Mediconsult.com, Inc., which operates Physicians' Online (POL), an authenticated physicians-only online portal. Through POL, we now have the access we originally sought to over 223,000 physicians who have registered to use the Internet service, or approximately one-third of the physicians in the U.S.



While the Internet remains out of favor with investors, Andrx continues to believe that Internet-based access to physicians is an appropriate way to educate physicians on Andrx products, thereby supplementing our sales force. Perhaps it is an idea ahead of its time. Only time will tell. In the meantime, we determined that Cybear could not survive as a stand-alone profit center tracked by a separate class of common stock; and, during the second quarter of 2002, we converted Cybear to Andrx common stock, thereby returning Andrx to a single class of common stock. As part of Andrx, we will continue to explore this business opportunity, leveraging Cybear's Internet-based relationships with physicians to launch our brand products into doctors' offices.

Through Cybear's POL web portal, Andrx gains Internet access to physicians and expanded sales efforts for our brand products

Andrx



# The Winds Ahead



## OUR PLANS FOR THE FUTURE

Started as a distribution business in 1992, Andrx has added various pieces to its success story over the years: generic R&D in 1993; brand R&D in 1996; Diltia XT, our first generic product launch in 1997; a brand sales force in 2001 and our first internally developed brand product launch, Altocor, planned for 2002. How will the pieces of the Andrx puzzle fit together in the future? What are our challenges? Our key ingredients for continued success? What changes are needed to cope with today or tomorrow's competitive market? What will drive our future revenues?



Business is shaped by competition, and Andrx is poised for the future. Our generic operations are ready to capitalize on the many products about to lose their patent protection. It is estimated that 45 of the 100 most frequently prescribed drugs are likely to face generic competition for the first time over the next five years. Likewise, acceptance of generic drugs has increased. In 2001, generic drugs represented nearly 50% of the pharmaceutical market compared to less than 20% in 1984.

As brand products are replaced or supplemented by lower cost generics, opportunities for growth are created for Anda and Valmed, our distribution operations. With the opening of a centralized facility in Ohio, we should be in an even better position to service our customer base, as we reduce our shipping time constraints. Though we are always hopeful that our distribution operations will serve as an outlet for Andrx products, the growth of the generic business creates additional opportunities for Andrx to continue to grow. Distribution is and will remain a corner piece of our puzzle – an anchor of Andrx.

Andrx has worked long and hard to build a pipeline of generic products, many of which are in the final stages of the long and arduous process of working their way through the FDA and legal systems. Though delays are part of the system, and should be expected, Andrx continues to work its way to the end; one FDA filing after another, one court battle after another. But a robust future is on the horizon. Thus far in 2002, we have launched bioequivalent versions of Glucophage and K-Dur, and we anticipate launching Tiazac and Wellbutrin SR/Zyban later in the year. Other potential product launches in 2002 could include generics of Prilosec, Naprelan, Procardia XL® and various immediate-release niche pharmaceuticals. Nothing is assured, except that Andrx will do whatever it can, whenever it can, to try to get these products through the maze of legal and FDA challenges. While the competitive landscape for generics is stiff, frankly, not many companies can do what we do.

In our newly spawned brand business, we are improving existing brand products by using our patented drug delivery systems. We plan to win market share by implementing innovative sales and marketing campaigns, and we will continue to explore new opportunities for indications to maximize the therapeutic value of existing drugs.

During 2002, we anticipate launching our first internally developed brand product, Altocor, with promotional efforts to physicians slotted to start in June or July of this year. Our Internet-based information technology business, Cybear, will be a contributor to this launch. We also plan to file an NDA for Metformin XT and to continue to investigate the use of our extended-release lovastatin product in the treatment of Alzheimer's disease.

Whether through partnerships or other collaborative agreements, strategic mergers or acquisitions, or through the continued growth and progress in our brand and generic pipeline, we will continue to add new pieces to the Andrx puzzle.

In August 1992, a mighty storm named Hurricane Andrew made an indelible impression on South Florida. But from the ruins of that mighty storm came Andrx, a complex new kind of pharmaceutical company, which is making an indelible impression on the industry.


Andrx Corporation
Andrx Pharmaceuticals
Anda
Andrx Laboratories
Cybear
Pharmacists
Physicians
Patients

**Andrx Corporation** –Through our subsidiaries, we are able to reach both pharmacists and physicians, allowing us the unique ability to directly interface with key decision makers in pharmaceutical usage.

# Financial Review

## Management's Discussion and Analysis of Financial Condition and Results of Operations



## Consolidated Financial Statements

**Corporate Structure**

On September 7, 2000, Andrx Corporation completed a Plan of Merger and Reorganization (the "Reorganization") whereby it acquired the outstanding equity of its Cybear Inc. subsidiary that it did not own, reincorporated in Delaware and created two new classes of common stock:

- Andrx Group Common Stock ("Andrx common stock"), to track the performance of Andrx Group ("Andrx Group" or "Andrx") which includes Andrx Corporation and its subsidiaries, other than its ownership of Cybear Group ("Cybear Group" or "Cybear"); and
- Cybear Group Common Stock ("Cybear common stock"), to track the performance of Cybear Group.

Cybear Group currently includes (i) Cybear Inc. and its subsidiaries, (ii) certain potential future Internet businesses of Andrx Corporation, (iii) effective November 22, 2000, certain operating assets of AHT Corporation, and (iv) effective April 2, 2001, Mediconsult.com, Inc. and its subsidiaries ("Mediconsult").

Holders of Andrx common stock and Cybear common stock are stockholders of Andrx Corporation, have no specific rights to assets designated to Andrx or Cybear and are subject to all the risks and uncertainties of Andrx Corporation detailed herein or from time to time in Andrx Corporation's filings with the Securities and Exchange Commission.

On March 28, 2002, Andrx Corporation announced its plans to convert all of the outstanding shares of Cybear common stock into shares of Andrx common stock effective May 17, 2002. Each outstanding share of Cybear common stock will be converted into 0.00964 of a share of Andrx common stock. Following the conversion, the businesses that comprise Cybear will operate within Andrx and the Andrx common stock will constitute the only outstanding common stock of Andrx Corporation. A special committee of Andrx Corporation's board of directors, which was appointed to represent the interests of the holders of the Cybear common stock, received an opinion from Raymond James & Associates, Inc. that the consideration to be received, as provided in Andrx Corporation's certificate of incorporation, is fair, from a financial point of view, to the holders of the Cybear common stock.

The conversion ratio is based upon the relative market values of the Andrx common stock and Cybear common stock averaged over the period from February 22, 2002 through March 21, 2002. The conversion ratio includes a 25% premium on the value of the Cybear common stock, as required by the terms of Andrx Corporation's certificate of incorporation, which was approved by the Andrx and Cybear stockholders in the reorganization. The conversion is expected to result in the issuance of approximately 65,013 shares of Andrx common stock.

Through the date of the conversion on May 17, 2002, Andrx Corporation will continue to allocate net income (loss) to each class of common stock. Subsequent to the conversion, Andrx Corporation will only report earnings per share for Andrx common stock which will include all of Cybear Group's operating results from the effective date of the conversion, and will no longer report separate future earnings per share for the former Cybear common stock. Additionally, Andrx will not provide supplemental group financial statements for Andrx Group and Cybear Group as was previously presented during the two-class structure. Disclosures required under accounting principles generally accepted in the United States will continue to be provided, as appropriate.

While the premium to be paid to Cybear Group stockholders will not be included in the Andrx Group or Cybear Group pre-conversion operating results, the premium will be deducted from the net income available to holders of Andrx common stock in computing Andrx Group's earnings per share and will be deducted from the net loss available to holders of Cybear common stock in computing Cybear Group's loss per share. This premium is anticipated to amount to approximately $500,000 and is estimated to have the effect of reducing Andrx Group's second quarter 2002 earnings per common share by approximately $0.01 on a basic and diluted basis. Conversely, the premium is estimated to have the effect of reducing Cybear Group's second quarter 2002 net loss per share by approximately $0.07 on a basic and diluted basis. Net income for Andrx Corporation will not be impacted by this conversion.

*Introduction*

Andrx Corporation was organized in August 1992, and commenced distributing bioequivalent pharmaceuticals manufactured by third parties primarily to independent pharmacies. In February 1993, Andrx began to engage in the research and development of bioequivalent versions of controlled-release pharmaceutical products and proprietary drug delivery technologies. During 1996, Andrx commenced its research efforts to develop brand name controlled-released products and an Internet-based application for healthcare providers. In 1999, the Company commenced its research and development efforts on bioequivalent versions of specialty, niche and immediate release pharmaceutical products. Through October 9, 1997, Andrx's distribution operations had generated substantially all of its revenues. On October 10, 1997, the FDA granted final approval of Andrx's Abbreviated New Drug Application ("ANDA") for its bioequivalent version of Dilacor XR, Andrx's first manufactured product, which it immediately launched as Diltia XT.

In July 1994, the Company and Circa Pharmaceuticals, Inc., now a wholly-owned subsidiary of Watson Pharmaceuticals, Inc. ("Watson") (the Company and Watson are hereafter collectively referred to as the "Partners"), formed ANCIRC Pharmaceuticals ("ANCIRC"), a 50/50 joint venture to develop, manufacture and market up to eight bioequivalent controlled-release pharmaceutical products. The agreement between the Partners contemplated that Andrx would perform the research and development formulations for ANCIRC's products, and would market and distribute ANCIRC's products following FDA approval, and that Watson would provide the regulatory support and would manufacture the ANCIRC products. As most recently amended in November 2000, the ANCIRC joint venture agreement provides that Andrx is solely responsible for all of the costs to develop, manufacture and sell the remaining six products, and Watson may receive a royalty on net sales, if any, from the commercialization of those products. Andrx may elect to discontinue its efforts to develop any of these six products at any time. The 50/50 joint venture relationship for the two marketed products (bioequivalent versions of Trental and Oruvail) is continuing, except effective as of November 1, 2000, profits generated by ANCIRC are allocated 75% to Andrx and 25% to Watson until such time as Andrx has been allocated $610,700 of profit greater than Watson, to equalize the Partners' respective capital account activity.

In September 1997, Andrx entered into a Stipulation and Agreement (the "Stipulation") with Aventis S.A. ("Aventis") in connection with the patent infringement litigation involving Cardizem® CD in order to reduce the risks that both parties faced as the case was litigated to its conclusion. Andrx agreed to maintain the status quo in connection with the marketing of its product and to dismiss certain claims against Aventis. Aventis agreed to compensate the Company for the Company's lost profits, which were stipulated to be $100.0 million per year, if Andrx ultimately prevailed in the litigation and to grant Andrx a license for Aventis' patents under certain conditions, including if Andrx ultimately lost the litigation. Aventis also agreed to make non-refundable interim quarterly payments of $10.0 million to Andrx, beginning upon Andrx's receipt of final FDA approval for its bioequivalent version of Cardizem CD and continuing until the litigation was resolved or certain other events occurred. In July 1998, the FDA granted final marketing approval for Andrx's ANDA for a bioequivalent version of Cardizem CD. In June 1999, the litigation concerning Cardizem CD was resolved, and on June 23, 1999, the Company launched its reformulated bioequivalent version of Cardizem CD, Cartia XT, which enjoyed a 180-day period of marketing exclusivity through December 19, 1999. Accordingly, for the years ended December 31, 1999 and 1998, Andrx received a total of $70.7 million and $19.1 million, respectively, in Stipulation fees.

In June 1999, Andrx entered into an agreement with Geneva Pharmaceuticals, Inc. ("Geneva") a member of the Novartis Pharmaceutical Group, for the development, sale and marketing of specified products. Geneva agreed to make license payments of $1.0 million a month for 40 months to fund the development costs of certain controlled-release dosage forms of existing products that the Company was developing for submissions as New Drug Applications (NDAs), in exchange for exclusive marketing rights in specified territories. Under this arrangement, one of Andrx's NDA products had been out-licensed for the United States. Upon receiving approval by the FDA or other regulatory agencies, Andrx was entitled to receive royalties from the sale of such products in the specified territories with certain minimum guaranteed levels of royalties in the first five years. In June 2000, the Company amended its agreement with Geneva to include, among other things, additional license payments to Andrx of up to $6.0 million for certain controlled-release dosage forms of existing products that Andrx is developing for submission as NDAs. Andrx, under this agreement, committed to continue selling Geneva's bioequivalent products through the Company's distribution operations. On October 24, 2001, the Company terminated its agreement with Geneva and reacquired all of Geneva's marketing rights for two brand products under development by Andrx, consisting of U.S. and selected international marketing rights for Metformin XT, and selected international marketing rights for Altocor. In return for relinquishing Geneva's marketing rights to these products back to Andrx, Geneva will not make the twelve remaining monthly payments to Andrx of $1.0 million per month and Andrx will pay Geneva certain milestone payments and a royalty on net sales in the U.S. for Metformin XT for a period of five years. In the fourth quarter of 2001, Andrx paid Geneva its first milestone payment for $2.0 million which is included in research and development expenses. Andrx's distribution business will continue to distribute Geneva's products in the normal course of business.

In 1997, Andrx formed Cybear, an Internet-based information technology subsidiary. In June 1999, Cybear completed a public equity offering of Cybear's common shares (pre-Reorganization) at $64.00 per share, raising $50.8 million for Cybear, thereby reducing Andrx's ownership in Cybear below 80%. In August 1999, Andrx and Cybear formed Cybearclub LC ("Cybearclub"), a joint venture intended to distribute healthcare products to physicians' offices through the Internet.

On March 15, 2000, Andrx acquired certain assets of Valmed Pharmaceuticals, Inc. ("Valmed"), a privately owned distributor of bioequivalent pharmaceuticals headquartered in Grand Island, New York for approximately $15.2 million in cash. The acquisition was accounted for using the purchase method of accounting.

In August 2000, Andrx Corporation entered into CARAN, a 50/50 joint venture with Carlsbad Technology, Inc. ("Carlsbad") to develop, manufacture and sell three bioequivalent pharmaceutical products, for which ANDAs have been filed with the FDA for the bioequivalent version of Pepcid® which was launched in 2001, and a bioequivalent version of Prozac®. Carlsbad developed and will manufacture the products and Andrx will distribute such products.

On September 7, 2000, Andrx completed the Reorganization whereby Andrx acquired the outstanding equity of Cybear that it did not previously own, reincorporated in Delaware, and created the two new classes of common stock. In connection with the Reorganization, Andrx shareholders exchanged each share of common stock held for one share of Andrx common stock and .0372 shares of Cybear common stock and Cybear stockholders, other than Andrx, exchanged each share of Cybear common stock (pre-Reorganization) held for one share of Cybear common stock.

On January 23, 2001, Andrx completed its acquisition of CTEX Pharmaceuticals, Inc. ("CTEX"), a privately owned pharmaceutical company based in Madison, Mississippi for approximately $29.4 million, $11.2 million in cash and $18.2 million in Andrx common stock. The acquisition was accounted for using the purchase method of accounting.

The Company entered into a memorandum of understanding ("MOU") with Genpharm, Inc. ("Genpharm") relating to the filing dates of their respective ANDAs for a bioequivalent version of Prilosec. While the FDA assigned to Andrx the earliest filing date for this product, Genpharm had contended that the FDA improperly refused to accept the filing of its earlier ANDA submission. Rather than litigating the issue as to which of their ANDA's was the first filed, including the possibility of affecting Andrx's 180-days of market exclusivity, the parties agreed to set aside their dispute in order to maximize the likelihood that there will be a bioequivalent product made available to U.S. consumers as soon as prudently possible.

The MOU currently provides that Andrx will market whichever of these products may first be lawfully and prudently marketed, and that through cross licenses, the parties will receive royalties based on the profits derived from the sale of either or both products according to a sliding scale. Based on the anticipated profits, Andrx will share, based on a sliding scale, approximately 15% of those profits with Genpharm.

On November 16, 2001, prior to obtaining FTC approval of the MOU, Andrx received FDA final marketing approval of its ANDAs for bioequivalent versions of Prilosec, and was advised by FDA that Andrx and Genpharm would share the 180-day market exclusivity for the 10mg and 20mg strengths of this product, and that Andrx alone would have 180-day market exclusivity for its 40mg strength. This shared exclusivity concept will likely preclude FTC approval of the MOU in its current form. It remains unclear whether any of the terms of the MOU will survive, and the resolution of this issue may depend upon the results obtained in the pending patent litigation involving Andrx, Genpharm and AstraZeneca.

On March 30, 2001, Andrx completed its acquisition of substantially all of the assets of Armstrong Pharmaceuticals ("Armstrong"), a division of Celltech

Manufacturing, Inc., formerly known as Medeva Pharmaceuticals, Inc., based in West Roxbury, Massachusetts for approximately $18.2 million in cash. Armstrong manufactures pharmaceutical aerosols, principally metered dose inhalers ("MDIs"), and holds an ANDA for Albuterol MDI. The acquisition was accounted for using the purchase method of accounting.

On April 2, 2001, Cybear acquired Mediconsult in a stock-for-stock merger whereby each share of Mediconsult common stock was exchanged for .0358 shares of Cybear common stock (reflects the effect of the July 31, 2001 one-for-four reverse stock split). Accordingly, 2,355,000 shares of Cybear common stock were issued in April 2001 in connection with this transaction, and upon satisfaction of certain merger conditions in July 2001, an additional 587,000 shares of Cybear common stock were issued to the Mediconsult stockholders. The market value of the total shares at the time of issuance was approximately $4.8 million. The acquisition was accounted for using the purchase method of accounting.

On June 30, 2001, Andrx purchased the Entex® line of cough and cold products including related inventories from an affiliate of Elan Corporation, plc for approximately $14.8 million in cash, transaction costs and royalties on net sales.

On July 1, 2001, Andrx entered into an eight-year agreement with the pharmaceutical division of Mallinckrodt, a Tyco healthcare company ("Mallinckrodt"), for the marketing rights and supply of three hydrocodone pain products, which will be marketed under the trade name Anexsia®.

In July 2001, the Company implemented a one-for-four reverse stock split of its Cybear common stock. Each four shares of existing Cybear common stock were exchanged for one share of new Cybear common stock. All share and per share amounts of Cybear common stock included herein give effect to the July 31, 2001 one-for-four reverse stock split.

On February 21, 2002, Andrx and Biovail entered into a binding letter agreement settling with prejudice all pending litigation and disputes between the two companies relating to Biovail's Cardizem CD and Tiazac and Andrx's versions of these products, Cartia XT and Taztia XT™, respectively. The companies have also agreed to a dispute settlement mechanism to resolve any future issues which may arise between the parties. The letter agreement, which is subject to regulatory approval by the FTC, that has not been received, provides that Biovail will license on a non-exclusive basis any patents it may now have, or hereafter acquire, relating to Tiazac in exchange for a royalty which Andrx will pay Biovail based upon Andrx's net sales of Taztia XT.

Holders of Andrx common stock and Cybear common stock have no specific rights to assets, operating results or cash flows of Andrx or Cybear, as Andrx Corporation holds title to all its assets and is responsible for all of its liabilities, operating results and cash flows regardless of how it allocates assets and liabilities among the classes of common stock. Therefore stockholders are subject to the risks of investing in the business, assets and liabilities of Andrx Corporation as a whole. For instance, the assets allocated to each class of common stock may be subject to Company-wide claims of creditors and stockholder litigation. Andrx or Cybear are subject to all the risks and uncertainties of Andrx Corporation detailed herein or detailed from time to time in Andrx Corporation's filings with the SEC.

Andrx Corporation and subsidiaries' consolidated financial statements include consolidated operating results, along with net income (loss) and basic and diluted earnings (loss) per share, basic and diluted weighted average shares outstanding for each series of common stock. Accordingly, after the Reorganization, the consolidated financial statements do not reflect consolidated basic and diluted earnings (loss) per share since there is no underlying equity security related to consolidated financial results.

**Critical Accounting Policies and Estimates**

The Company's significant accounting policies are described in Note 2 to the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that effect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates including those related to the allowance for doubtful accounts receivable, allowance for inventories, sales allowances, useful life or impairment of goodwill and other intangibles and deferred tax asset valuation allowances. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

*Allowance for Doubtful Accounts Receivable*

The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from the inability of its customers to make required payments. As of December 31, 2001, the Company had $137.6 million in accounts receivables offset by an allowance for doubtful accounts of $7.7 million. Accounts receivable generated from the Company's distribution operations, are principally due from independent pharmacies, pharmacy chains, pharmacy buying groups and physicians' offices. Accounts receivable generated from the Company's bioequivalent and brand product sales are principally due from a limited number of large warehousing pharmacy chains, wholesalers and large managed care customers. Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. Management specifically analyzes accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, percentage of accounts receivable by aging category and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The Company also performs ongoing credit evaluations of its customers. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

*Allowance for Inventories*

As of December 31, 2001, the Company had $161.7 million in inventories. Inventories of pharmaceutical products consist primarily of finished goods held for distribution, and raw materials, work in process and finished goods of Andrx bioequivalent and brand products. As of December 31, 2001, the Company has approximately $33.9 million in raw materials, work in process and finished goods inventories relating to products that have either not been approved by the FDA or have not yet been launched. Included in the December 31, 2001 inventory of products not approved by the FDA or launched, was $7.8 million relating to the Company's bioequivalent version of Glucophage which the Company launched in January 2002. Inventories are stated at the lower of cost (first-in, first-out) or market. Cost of inventories held for distribution is based on purchase price, net of vendor discounts, rebates and other allowances, but excludes shipping, warehousing and distribution costs which are expensed as incurred as selling, general and administrative expenses in the statements of income. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand and in the distribution channel, estimated time required to sell such inventory, remaining shelf life and current and expected market conditions, including levels of competition. As appropriate, provisions are made to reduce inventories to their net realizable value.

*Sales Allowances*

Sales allowances for estimated returns, chargebacks and other sales allowances are established by the Company concurrently with the recognition of revenue. The provisions are established based upon consideration of a variety of factors, including but not limited to, actual return and historical experience by product type, the number and timing of competitive products approved for sale, both historical and projected, the market for the product, estimated customer inventory levels by product and current and projected economic conditions, levels of competition and price declines. Actual product returns, chargebacks and other sales allowances incurred are, however, dependent upon future events. The Company continually monitors the factors that influence sales allowances and makes adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances.

In the pharmaceutical industry, the practice is generally to grant customers the right to return or exchange purchased goods. In the generic pharmaceutical industry, this practice has resulted in generic manufacturers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventory following decreases in the market price of the related generic pharmaceutical product. Due to the competitive nature of the generic pharmaceutical industry, prices to customers are subject to frequent and significant price declines from existing and new competitors. The determination to grant a credit to a customer following a price decrease is generally at the discretion of the Company, and generally not pursuant to contractual arrangements with customers. Accordingly, the Company makes significant accounting estimates, which include estimates of price declines and quantities shipped but still on customers shelves, before the products pull through the distribution channel. The Company accrues an estimate for the sales allowances in the same period the sale is recognized and continually reviews such estimates.

In connection with brand products, the Company's significant accounting estimates for sales allowances are dependent on the Company's ability to promote to physicians, create demand for products, pull products through the distribution channel and estimate returns, future levels of prescriptions for its products and the inventory levels in the distribution channel. It is a common practice in the pharmaceutical industry for brand manufacturers to offer customers buy-in allowances on initial purchases prior to promotion activities by the manufacturer. All purchases by customers are generally subject to the right of return or exchange. Accordingly, the Company is required to make significant accounting estimates related to such sales allowances, concurrently with the recognition of revenues and continually reviews such estimates.

*Useful Life or Impairment of Goodwill and Other Intangibles*

Under the purchase method of accounting for acquisitions, goodwill represents the excess of purchase price over the fair value of the net assets acquired. The Company measures impairment of goodwill using the undiscounted cash flow method whenever events and circumstances warrant revised estimates of useful lives or recognition of an impairment of goodwill. The undiscounted cash flow method compares the net book value being tested to the estimated aggregate undiscounted cash flows. If the net book value exceeds the estimated aggregate undiscounted cash flows, the excess carrying amount of goodwill is written off. As of December 31, 2001, the Company has $32.7 million of goodwill, net in the Consolidated Balance Sheet. With the adoption of SFAS No. 142 in 2002, goodwill will be subject to at least an annual assessment for impairment in value by applying a fair-value based test. Any applicable impairment loss is the amount, if any, by which the implied fair value of goodwill is less than the carrying value.

Other intangible assets consist of brand product rights purchased from other pharmaceutical companies or acquired through the allocation of purchase price upon the acquisition of another entity, which are being amortized over periods ranging from three to ten years. Other intangible assets also consist of Cybear's physicians' network and trademarks, and patents relating to Cybear's electronic prescription process, which are being amortized over periods ranging from five to fourteen years. Management established the amortization period based on an estimate of the period the assets would generate revenue. As of December 31, 2001, the Company has $28.3 million of other intangible assets, net in the Consolidated Balance Sheet. Amortization is provided using the straight-line method over the estimated useful life. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

*Deferred Income Tax Asset Valuation Allowance*

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2001, the Company has a $38.0 million deferred income tax asset, offset by a $7.2 million valuation allowance against the deferred tax assets generated by Cybear prior to the Reorganization. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would be able to realize this deferred tax asset in the future, in excess of its net recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made. Alternatively, should the Company determine it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

ANDRX CORPORATION AND SUBSIDIARIES

Consolidated Selected Financial Data

The following selected financial data is qualified by reference to, and should be read in conjunction with, the Andrx Corporation and subsidiaries' Consolidated Financial Statements and related notes thereto included herein.

| STATEMENTS OF INCOME DATA(1) | Years Ended December 31, (in thousands, except for share and per share amounts) | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| Revenues | | | | | |
| Distributed products | $ 495,241 | $ 329,110 | $ 262,402 | $ 215,903 | $ 146,237 |
| Andrx products | 229,003 | 175,428 | 134,796 | 11,472 | 3,324 |
| Stipulation fees | - | - | 70,733 | 19,130 | - |
| Other | 24,797 | 15,422 | 8,059 | 552 | 137 |
| Total revenues | 749,041 | 519,960 | 475,990 | 247,057 | 149,698 |
| Operating expenses | | | | | |
| Cost of goods sold | 479,595 | 301,475 | 235,346 | 188,226 | 126,802 |
| Selling, general and administrative | 119,221 | 61,901 | 55,266 | 30,646 | 18,934 |
| Research and development | 52,846 | 45,467 | 25,327 | 15,906 | 9,569 |
| Cybear Internet operating expenses | 26,100 | 20,609 | 14,744 | 4,090 | 1,473 |
| Cybear other charges | 14,759 | 5,224 | - | - | - |
| Reorganization costs | - | 2,098 | - | - | - |
| Total operating expenses | 692,521 | 436,774 | 330,683 | 238,868 | 156,778 |
| Income (loss) from operations | 56,520 | 83,186 | 145,307 | 8,189 | (7,080) |
| Other income (expense) | | | | | |
| Equity in earnings (losses) of joint ventures | 1,025 | (1,202) | (370) | (931) | (1,682) |
| Interest income | 11,386 | 13,039 | 3,603 | 1,064 | 1,585 |
| Interest expense | - | (767) | (1,661) | (380) | (490) |
| Minority interest in Cybear | - | 4,146 | 1,937 | 85 | 31 |
| Gain on sales of Cybear shares | - | - | 643 | 700 | - |
| Income (loss) before income taxes | 68,931 | 98,402 | 149,459 | 8,727 | (7,636) |
| Income taxes | 31,385 | 39,870 | 55,405 | 333 | - |
| Net income (loss) | $ 37,546 | $ 58,532 | $ 94,054 | $ 8,394 | $ (7,636) |

(Continued)

## ANDRX CORPORATION AND SUBSIDIARIES

### Consolidated Selected Financial Data (Continued)

| | Years Ended December 31, (in thousands, except for share and per share amounts) | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| EARNINGS (LOSS) PER SHARE | | | | | |
| ANDRX GROUP COMMON STOCK(2) | | | | | |
| Net income (loss) allocated to Andrx Group (including Cybear through September 6, 2000) | $ 72,862 | $ 66,873 | $ 94,054 | $ 8,394 | $ (7,636) |
| Net income (loss) per share of Andrx Group common stock | | | | | |
| Basic | $ 1.04 | $ 0.99 | $ 1.52 | $ 0.14 | $ (0.13) |
| Diluted | $ 1.01 | $ 0.95 | $ 1.45 | $ 0.13 | $ (0.13) |
| *Weighted average shares of Andrx Group* common stock outstanding | | | | | |
| Basic | 69,998,000 | 67,756,000 | 61,980,000 | 60,091,000 | 56,852,000 |
| Diluted | 72,243,000 | 70,456,000 | 64,953,000 | 63,707,000 | 56,852,000 |
| CYBEAR GROUP COMMON STOCK(3) | | | | | |
| Net loss allocated to Cybear Group (subsequent to September 6, 2000) | $ (35,316) | $ (8,341) | | | |
| Basic and diluted net loss per share of Cybear Group common stock | $ (6.09) | $ (2.19) | | | |
| Basic and diluted weighted average shares of Cybear Group common stock outstanding | 5,802,000 | 3,801,000 | | | |

(1) Certain prior years' amounts have been reclassified to conform with the current year presentation.

(2) Andrx Group share and per share amounts reflect the Company's May 1999 and March 2000 two-for-one stock splits of Andrx common stock effected in the form of 100% stock dividends.

*(3) Cybear Group share and per share amounts reflect the July 2001 one-for-four reverse stock split of Cybear common stock.*

| BALANCE SHEET DATA | December 31, (in thousands) | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| Cash, cash equivalents and investments available-for-sale | $ 245,424 | $ 336,809 | $ 123,418 | $ 23,092 | $ 25,543 |
| Working capital | 446,835 | 453,860 | 179,829 | 51,256 | 44,728 |
| Property, plant and equipment, net | 139,898 | 77,773 | 39,874 | 20,429 | 15,403 |
| Total assets | 789,214 | 669,416 | 357,954 | 121,198 | 90,845 |
| Short-term borrowings | - | - | 20,226 | 4,107 | 546 |
| Retained earnings (accumulated deficit) | 176,381 | 138,835 | 80,303 | (13,751) | (22,145) |
| Total stockholders' equity | 647,894 | 559,797 | 220,972 | 72,583 | 60,861 |

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ANDRX CORPORATION AND SUBSIDIARIES

### Results of Operations
### Year Ended December 31, 2001, As Compared To Year Ended December 31, 2000

For 2001, the Company generated net income of $37.5 million, as compared to net income of $58.5 million for 2000. As a result of the Reorganization, for 2001, $72.9 million of net income was allocated to Andrx Group and $35.3 million of net loss was allocated to Cybear Group. For 2000, $66.9 million of net income was allocated to Andrx Group and $8.3 million of net loss was allocated to Cybear Group.

### Revenues

Total revenues increased by 44.1% to $749.0 million for 2001, as compared to $520.0 million for 2000.

Net sales from distributed products increased by 50.5% to $495.2 million for 2001, as compared to $329.1 million for 2000. Commencing March 2000, sales from distributed products include sales from Valmed, which the Company acquired certain assets of in March 2000. For 2001, sales of distributed products includes $5.3 million of sales of the Company's distribution of the bioequivalent version of Ventolin (albuterol metered dose inhalers) manufactured by Armstrong. The Company completed its acquisition of certain of Armstrong's assets on March 30, 2001. Sales of Armstrong's albuterol metered dose inhalers after the acquisition date were included in Andrx product sales. The increase in sales from distributed products reflects the participation in the distribution of generic products launched by other pharmaceutical companies and an increase in sales to existing and new customers, generally offset by overall price declines. Commencing August 2001, sales from distributed products includes approximately $41.3 million of Andrx's participation in the distribution of generic Prozac, which enjoyed marketing exclusivity from August 2001 through January 2002. In January 2002, after the expiration of marketing exclusivity, numerous competitors entered the market resulting in a price decline in excess of 90%.

Net sales of Andrx products increased by 30.5% to $229.0 million for 2001, as compared to $175.4 million in 2000. In 2001, net sales of Andrx products consisted of $197.9 million of Andrx bioequivalent products and $31.1 million of Andrx brand products. For 2001 and 2000, net sales of Andrx bioequivalent products of $197.9 million and $175.4 million, respectively, include sales of the Company's bioequivalent versions of Dilacor XR® and Cardizem CD and, commencing on April 1, 2001, the Company's bioequivalent version of Ventolin, which the Company acquired with the acquisition of certain assets of Armstrong. During 2001, sales of the Company's bioequivalent version of Ventolin were $50.9 million. In 2001, net sales of Andrx brand products of $31.1 million included the sales of the CTEX products which the Company acquired on January 23, 2001, the Entex cough and cold product line, which the Company acquired on June 30, 2001, and sales of the Anexsia product line used for the treatment of pain, which the Company acquired marketing rights to on July 1, 2001 from Mallinckrodt. In 2000, the Company did not generate any brand product sales as it commenced its brand sales operations in January 2001 with the acquisition of CTEX. When recognizing net sales, the Company takes into consideration, amongst other things, the levels of inventory in the distribution channel. The Company periodically evaluates the inventory position in the distribution channel to determine whether high inventory levels of product exist. In 2001, the Company determined that the levels of inventory in the distribution channel for certain brand products increased to high levels. These high levels in 2001, were primarily due to a significantly lighter than expected cough and cold season and competition from generic introductions, which in combination contributed to a lower than anticipated sell-through of brand products in the distribution channel during 2001. As a result, as of December 31, 2001, the Company recorded a sales allowance of $14.3 million against this high level of brand product in the distribution channel resulting in recognized net sales of Andrx brand products of $31.1 million for 2001.

Net sales of the Company's bioequivalent and brand products may be affected by the level of provisions for estimated sales allowances. Sales allowances for estimated returns, chargebacks and other sales allowances are established by the Company concurrently with the recognition of revenue. The provisions are established based upon consideration of a variety of factors, including but not limited to, actual return and historical experience by product type, the number and timing of competitive products approved for sale, both historical and projected, the market for the product, estimated customer inventory levels by product and current and projected economic conditions and levels of competition. Actual product returns, chargebacks and other sales allowances incurred are, however, dependent upon future events. The Company continually monitors the factors that influence sales allowances and makes adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances.

In the pharmaceutical industry, the practice is generally to grant customers the right to return or exchange purchased goods. In the generic pharmaceutical industry, this practice has resulted in generic manufacturers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventory following decreases in the market price of the related generic pharmaceutical product. Due to the competitive nature of the generic pharmaceutical industry, prices to customers are subject to frequent and significant price declines from existing and new competitors. The determination to grant a credit to a customer following a price decrease is generally at the discretion of the Company, and generally not pursuant to contractual arrangements with customers. Accordingly, the Company makes significant accounting estimates, which include estimates of price declines and quantities shipped but still on customers shelves, before the products pull through the distribution channel. The Company accrues an estimate for the sales allowances in the same period the sale is recognized and continually reviews such estimates.

In connection with brand products, the Company's significant accounting estimates for sales allowances are dependent on the Company's ability to promote to physicians, create demand for products, pull products through the distribution channel and estimate returns, future levels of prescriptions for its products and the inventory levels in the distribution channel. It is a common practice in the pharmaceutical industry for brand manufacturers to offer customers buy-in allowances on initial purchases prior to promotion activities by the manufacturer. All purchases by customers are generally subject to the right of return or exchange. Accordingly, the Company is required to make significant accounting estimates related to such sales allowances, concurrently with the recognition of revenues and continually reviews such estimates.

The Company generated $24.8 million of other revenues in 2001, as compared to $15.4 million in 2000. Other revenues for 2001 primarily represented $13.0 million of fees from an agreement with Geneva through the October 2001 termination of such agreement, $6.4 million of revenues from Armstrong's contract manufacturing business and $4.8 million of other revenues generated by Cybear. As a result of the termination of the Geneva agreement, the Company will no longer earn $1.0 million per month in recurring fees under this agreement. In connection with the termination of the agreement, the Company reacquired all of Geneva's marketing rights for two brand products under development by the Company. For 2000, other revenues of $15.4 million included primarily $14.0 million in fees from Geneva.

**Gross Profit/Gross Margin**

In 2001, total revenues generated total gross profit of $269.4 million with a gross margin of 36.0%, as compared to a total gross profit of $218.5 million with a gross margin of 42.0% in 2000.

In 2001, net sales of distributed products generated $84.9 million of gross profit with a gross margin of 17.2%, as compared to $56.2 million of gross profit with a gross margin of 17.1% for 2000.

In 2001, net sales of Andrx products generated $164.6 million of gross profit with a gross margin of 71.9% compared to $146.9 million of gross profit with a gross margin of 83.7% for 2000. In 2001, within Andrx products, Andrx's bioequivalent products generated $145.7 million of gross profit with a gross margin of 73.6%, as compared to $146.9 million of gross profit with a gross margin of 83.7% in 2000. As a result of the expansion of manufacturing facilities in anticipation of new product launches and delays in the launches of Andrx's bioequivalent versions of Prilosec, Tiazac, Glucophage, and Naprelan, in 2001, the Company incurred costs of approximately $3.6 million, included in cost of goods sold, relating to unabsorbed manufacturing costs at its Florida manufacturing facilities. Such manufacturing costs will be absorbed in the future as the Company increases production levels related to launches of Andrx products into the marketplace. Similarly, in connection with the increase in competition for Andrx's bioequivalent version of Ventolin through 2001, the Company experienced a decrease in net sales and lower gross margins, as well as a related decrease in production levels. The Company incurred costs of approximately $1.4 million, included in cost of goods sold, relating to unabsorbed manufacturing costs at its Armstrong manufacturing facility in Massachusetts. The Company is taking measures to reduce certain levels of these unabsorbed manufacturing costs. If there is an increase in market demand for Ventolin and the Company increases production levels to manufacture additional quantities of its bioequivalent product to match that increase in market demand, some current excess capacity may be utilized. Additionally, in the future, the Company may be able to increase efficiency at its Massachusetts facility by manufacturing other inhalation products, which are currently under development. In 2001, within Andrx products, Andrx's brand products generated $18.9 million of gross profit with a gross margin of 60.8%. Due to the high levels of inventory in the brand distribution channel, the Company evaluated its levels of brand product inventories based on the latest estimated levels of demand for these brand products, primarily cough and cold products, but also including the Anexsia pain product line. Based on such evaluation and the obsolescence of certain products due to reformulations caused by generic introductions, the Company provided an inventory allowance of approximately $4.1 million through cost of goods sold in 2001.

**Selling, General and Administrative ("SG&A") Expenses**

SG&A expenses were $119.2 million, or 15.9% of total revenues for 2001, as compared to $61.9 million, or 11.9% of total revenues for 2000. SG&A expenses include expenses related to the administration, marketing, selling and warehousing of distributed and Andrx products, the establishment of brand sales and marketing efforts, royalties to the Company's Co-Chairman and former Chief Scientific Officer related to sales of the Company's bioequivalent version of Cardizem CD, as well as corporate overhead, and legal costs with respect to patent infringement matters related to the Company's ANDA filings and anti-trust matters. The increase in SG&A expenses in 2001, as compared to 2000, was primarily the result of an increase in sales of distributed and Andrx products, the building of the brand sales and marketing infrastructure, including the CTEX sales force, and an increase in legal costs. The Company's sales force will market the current Andrx brand products, including the CTEX products, the Entex cough and cold product line and the Anexsia pain product line, as the Company continues to prepare its sales force for the anticipated launch of its first internally developed NDA product, Altocor, a high-potency, extended-release lovastatin, for which the Company received an approvable letter from the FDA on January 25, 2002. The Company is considering increasing the number of sales representatives from 320 as of December 31, 2001 up to 500 within 12 to 18 months after the Altocor launch. The Company is also exploring entering into co-promotional arrangements.

**Research and Development ("R&D") Expenses**

R&D expenses were $52.8 million, or 23.1% of Andrx product sales in 2001, as compared to $45.5 million, or 25.9% of Andrx product sales in 2000. The increase in R&D expenses of $7.4 million or 16.2% reflects the Company's continued commercialization efforts in its bioequivalent (ANDA) and brand name (NDA) development programs. During 2001, ANDAs were accepted as filed by the FDA for 16 products, including ANDAs for Paxil®, paroxetine hydrochloride tablets marketed by Glaxo SmithKline ("Glaxo"); Glucophage XR, metformin extended-release tablets marketed by Bristol-Myers Squibb Company ("Bristol Myers"); Glucotrol XL®, glipizide extended-release tablets marketed by Pfizer, Inc. ("Pfizer"); Claritin-D®12, a loratadine and pseudoephedrine extended-release tablet marketed by Schering Plough Corporation ("Schering"). The Company believes it was the first company to file ANDAs with the FDA for Glucophage XR and Glucotrol XL. Additionally, during 2001, the Company submitted its first NDA to the FDA for Altocor, a high-potency extended-release lovastatin, and completed Phase III NDA clinical studies for Metformin XT. In 2001, R&D expenses include a $2.0 million milestone payment to Geneva in connection with the agreement whereby the Company reacquired from Geneva the marketing rights for certain Andrx brand products under development.

**Cybear Internet Operating Expenses**

Through Cybear, the Company incurred $26.1 million of Internet operating expenses in 2001, as compared to $20.6 million in 2000. Cybear Internet operating expenses represent Cybear's operating expenses which include network operations and operations support, product development, SG&A and depreciation and amortization and exclude cost of goods sold and intergroup eliminations. The increase in Cybear Internet operating expenses was primarily due to the acquisitions of the AHT operating assets and Mediconsult operations. See the discussion of Cybear's operating results.

**Cybear Other Charges**

Cybear other charges were $14.8 million in 2001, as compared to $5.2 million in 2000. In 2001, Cybear other charges include $9.3 million associated with the write-off of the remaining net goodwill created in the Reorganization and $2.0 million associated with the write-off of the remaining net goodwill created with the acquisition of Telegraph Consulting Corporation ("Telegraph") by Cybear in 1999. Such write-offs were the result of an evaluation of the goodwill arising from these transactions giving consideration to among other things, changes in Cybear's business subsequent to the Reorganization and acquisition of Telegraph. As a result, management believes the future benefits previously associated with the Reorganization and Telegraph goodwill no longer exist. In 2001, Cybear other charges also includes a write-off of $1.7 million for certain computer software licenses that Cybear no longer intends to market or otherwise attempt to commercialize and an allowance of $1.7 million associated with an estimated loss that Cybear expects to incur in subleasing all or a portion of its Fort Washington, PA, Tarrytown, NY and Boca Raton, FL locations. For 2000, Cybear other charges of $5.2 million include $1.2 million in merger costs incurred in connection with the Reorganization and $2.0 million of severance costs and impairment charges to certain assets and costs incurred to terminate an agreement, a $4.0 million allowance against a note receivable from AHT, offset by a $2.0 million credit in connection with the acquisition of substantially all of the operating assets of AHT with an estimated value of $2.0 million, pursuant to an agreement approved by the United States Bankruptcy Court.

**Reorganization Costs**

In 2000, the Company incurred $2.1 million of one-time costs in connection with the Reorganization.

**Equity in Earnings (Losses) of Joint Ventures**

The Company generated $1.0 million of equity in earnings of its joint ventures in 2001, compared to $1.2 million of equity in losses of its joint ventures in 2000. For 2001, equity in earnings of its joint ventures reflects the sales of the ANCIRC bioequivalent versions of Oruvail and Trental and the CARAN bioequivalent version of Pepcid, reduced by operating expenses. For 2000, equity in losses of its joint ventures consisted of operating expenses, offset by net sales of the ANCIRC bioequivalent version of Trental.

**Interest Income**

The Company generated interest income of $11.4 million in 2001, as compared to $13.0 million in 2000. The decrease in interest income is primarily the result of the lower average level of cash, cash equivalents and investments available-for-sale maintained during 2001, as compared to 2000. The Company invests in taxable and tax-free investment-grade interest bearing securities.

**Interest Expense**

Interest expense was $767,000 in 2000 resulting from borrowings under the Company's bank loan, which was terminated in December 2000.

**Minority Interest**

Minority interest in Cybear was $4.1 million in 2000. There was no minority interest in Cybear after the Reorganization, as Andrx Corporation now owns 100% of Cybear Group.

**Income Taxes**

For 2001, the Company provided income taxes of $31.4 million, or 45.5% of income before income taxes. The Company provided for income taxes in excess of the expected annual effective federal statutory rate of 35%, primarily due to the effect of state income taxes, amortization and write-offs of non-deductible goodwill of Cybear. For 2000, the Company provided $39.9 million for income taxes, or 40.5% of income before income taxes. The Company provided for income taxes in excess of the expected annual effective federal statutory rate of 35%, primarily due to the effect of state income taxes and Andrx Corporation's inability to utilize its share of Cybear's losses when Andrx Corporation's ownership of Cybear was reduced below 80% during the period from June 23, 1999 to September 6, 2000. For 2000, net income includes the reversal of a valuation allowance in deferred income tax assets of $3.6 million. In connection with the Reorganization, Andrx Corporation changed its method of accounting for allocating income taxes within the consolidated group from the pro rata method to the separate return method. Applying the pro rata method for 2001 and 2000 would have resulted in an income tax benefit allocation from Andrx to Cybear of approximately $7.6 million and $4.8 million, respectively.

In connection with the Reorganization, Cybear and other members of the Andrx Corporation consolidated group entered into, among other things, a federal and state tax sharing agreement. Andrx Corporation utilized the separate return method of accounting for purposes of allocating federal and state consolidated income tax liabilities among the consolidated group members. Under the terms of the tax sharing agreement, a member of the group will be allocated its income tax benefits and expenses in the year generated. Except as set forth in the supplement referred to below, to the extent a member cannot utilize its income tax benefits in the year generated, that member will not be compensated in that year by other members of the Andrx Corporation consolidated group for utilization of those benefits. Instead, if and when a member leaves the group, Andrx Corporation may elect to reimburse that member for any unreimbursed income tax benefits utilized. That reimbursement will take the form of a capital investment by Andrx Corporation, for which it will receive stock. In the case of a "tracking stock" member, such as Cybear, the stock received by Andrx Corporation shall be in the form of Cybear common stock. In addition, if any member of the group causes another member to become subject to state income tax in a state where it would otherwise not be taxed on a separate company basis, the member causing the income tax liability shall be fully responsible for the state income tax of the other member. Subsequent to the Reorganization, any income tax benefits that Cybear is unable to utilize on a separate company basis will be allocated to Andrx.

Under the provisions of the tax sharing agreement related to the Reorganization, for financial statement purposes, at such time as Cybear achieves profitability, or is otherwise able to recognize its tax benefits under accounting principles generally accepted in the United States, if ever, Cybear will recognize the benefit of its accumulated income tax benefits (which had previously been utilized by Andrx) in its statement of operations with a corresponding decrease to Cybear's equity (i.e., effectively accounted for as a non-cash dividend). To the extent Andrx is profitable and is able to utilize such tax benefit and Cybear is generating losses, it is expected that Andrx's effective tax rate will be less than the statutory federal and state rate. If Cybear attains profitability or is otherwise able to recognize its tax benefits, Andrx's effective tax rate may be greater than the statutory federal and state income tax rate to the extent of Cybear's then unreimbursed accumulated tax benefits that can be realized by Cybear (Andrx will then reverse the tax benefits previously recorded, i.e., effectively transferring such tax benefits to Cybear in the form of a non-cash equity transaction).

In October 2000, Andrx Corporation and Cybear signed a supplement to the tax sharing agreement, whereby Cybear will be reimbursed by Andrx Corporation for specific tax benefits utilized by Andrx Corporation in connection with an election Cybear made on its 2000 and 1999 separate federal corporate tax returns to amortize certain product development expenses over a period of ten years. Such reimbursements from the Company are accounted for by Cybear as a capital contribution. As a result of the supplement to the tax sharing agreement, Cybear may be reimbursed for the after-tax effect of amortizing approximately $6 million of such expenses over ten years.

**Weighted Average Shares Outstanding**

The basic and diluted weighted average shares of Andrx common stock outstanding were 70.0 million and 72.2 million, respectively, in 2001, as compared to 67.8 million and 70.5 million, respectively, in 2000. Such increases resulted primarily from stock option exercises and the issuance of approximately 291,400 shares in January 2001 in connection with the acquisition of CTEX. All share and per share amounts of Andrx common stock give effect to the May 1999 and March 2000 two-for-one stock splits of Andrx common stock effected in the form of 100% stock dividends.

The basic and diluted weighted average shares of Cybear common stock outstanding were 5.8 million for 2001, and 3.8 million for 2000. For 2001, Cybear common stock includes the 2.9 million shares issued in conjunction with the acquisition of Mediconsult. For 2000, Cybear common stock reflects the Cybear common stock outstanding relating to the period from September 7, 2000 to December 31, 2000. The basic and diluted weighted average shares of Cybear common stock included herein give effect to the July 2001 one-for-four reverse stock split of Cybear common stock.

**Year Ended December 31, 2000, as Compared to Year Ended December 31, 1999**

For 2000, Andrx Corporation reported net income of $58.5 million, as compared to net income of $94.1 million for 1999. As a result of the Reorganization, for 2000, $66.9 million of net income was allocated to Andrx Group and $8.3 million of net loss was allocated to Cybear Group. The year ended December 31, 1999 includes Stipulation fees of $70.7 million earned in connection with the patent infringement litigation involving Cartia XT, Andrx's bioequivalent version of Cardizem CD, offset by related royalties and corresponding income taxes.

***Revenues***

Total revenues increased by 9.2%, to $520.0 million for 2000, as compared to $476.0 million for 1999.

Net sales from distributed products increased by 25.4% to $329.1 million for 2000, as compared to $262.4 million for 1999. The increase in sales from distributed products reflects the participation in the distribution of additional generic products launched by other pharmaceutical companies, an increase in sales to existing customers and an increase in the number of customers, generally offset by overall price declines. Sales for 2000 also include sales generated by Valmed, which the Company acquired certain assets of in March 2000.

Net sales of Andrx products increased by 30.1% to $175.4 million for 2000, as compared to $134.8 million for 1999. Sales of Andrx products include sales of Diltia XT, the Company's bioequivalent version of Dilacor XR, and commencing June 23, 1999, Cartia XT, which enjoyed marketing exclusivity through December 19, 1999.

Pursuant to the Stipulation with Aventis in connection with the patent infringement litigation involving Cartia XT, the Company earned a total of $70.7 million in interim and final fees in 1999.

Other revenues were $15.4 million in 2000, as compared to $8.1 million in 1999, primarily from the Company's domestic and international licensing arrangements. The revenues in 2000 were primarily generated from the Company's June 1999 agreement with Geneva, as amended.

**Gross Profit/Gross Margin**

In 2000, total revenues generated total gross profit of $218.5 million with a gross margin of 42.0%, compared to total gross profit of $240.6 million with a gross margin of 50.6% in 1999. Gross profit for 1999 includes $70.7 million of Stipulation fees.

Gross profit from sales of distributed products was $56.2 million with a gross margin of 17.1% in 2000, as compared to $50.2 million with a gross margin of 19.1% in 1999.

In 2000, net sales of Andrx products generated $146.9 million of gross profit with a gross margin of 83.7%, compared to $112.0 million of gross profit with a gross margin of 83.1% for 1999. The increase in gross profit in 2000 as compared to 1999 was primarily the result of an increase in sales of Andrx products as a result of having twelve months of sales of Cartia XT in 2000, as compared to approximately six months of sales of Cartia XT in 1999.

***SG&A Expenses***

SG&A expenses were $61.9 million, or 11.9% of total revenues for 2000, as compared to $55.3 million, or 11.6% of total revenues for 1999. SG&A expenses include administration, marketing, selling and warehousing of both distributed products and Andrx products, royalties to the Company's Co-Chairman and former Chief Scientific Officer related to sales of Cartia XT and Stipulation fees, as well as corporate overhead including legal costs related to patent infringement matters related to the Company's ANDA filings and antitrust matters. The increase in SG&A expenses in 2000, as compared to 1999, was primarily due to an increase in the activities necessary to support the increase in sales of both distributed and Andrx products and legal costs.

**R&D Expenses**

R&D expenses were $45.5 million in 2000, or 25.9% of Andrx product sales, as compared to $25.3 million in 1999, or 18.8% of Andrx product sales. The increase in R&D expenses of $20.1 million, or 79.5% reflects the progress and expansion of the Company's development activities in ANDA bioequivalent and NDA brand name programs. During 2000, four ANDAs were filed with the FDA, which include ANDAs for Claritin D-24, a loratadine and pseudoephedrine extended-release tablet marketed by Schering; Procardia XL, a nifedipine extended-release tablet marketed by Pfizer; Claritin Reditabs, a loratadine rapidly-disintegrating tablet marketed by Schering; and Accupril, a quinapril hydrochloride immediate-release tablet marketed by Pfizer. The Company believes it was the first Company to file an ANDA with the FDA for Claritin D-24.

**Cybear Internet Operating Expenses**

In 2000, the Company incurred $20.6 million of Cybear Internet operating expenses, as compared to $14.7 million in 1999. Cybear Internet operating expenses represent Cybear's operating expenses except cost of goods sold and Cybear's other charges. Such Cybear operating expenses include network operations and operations support, SG&A, product development, depreciation and amortization, and exclude cost of goods sold and intergroup eliminations. The increase in Cybear Internet operating expenses primarily relates to the progress in the development of Cybear's Internet based applications for healthcare providers and the establishment of the related administrative infrastructure. See the discussion of Cybear's operating results.

**Cybear Other Charges**

For 2000, Cybear other charges of $5.2 million include $1.2 million in merger costs incurred in connection with the Reorganization and $2.0 million of severance costs and impairment charges to certain assets and costs incurred to terminate an agreement, a $4.0 million allowance against a note receivable from AHT, offset by a $2.0 million credit in connection with the acquisition of substantially all of the operating assets of AHT with an estimated value of $2.0 million, pursuant to an agreement approved by the United States Bankruptcy Court.

**Reorganization Costs**

In 2000, the Company incurred $2.1 million of one-time costs in connection with the Reorganization.

**Equity in Earnings (Losses) of Joint Ventures**

In 2000 the Company generated $1.2 million of equity in losses of its joint ventures, compared to equity in losses of joint venture of $370,000 in 1999. For 2000 and 1999 equity in losses of its joint ventures consisted of operating expenses, offset by net sales of the ANCIRC bioequivalent version of Trental in 2000 and net sales of the ANCIRC bioequivalent versions of Trental and Oruvail in 1999.

**Interest Income**

Interest income was $13.0 million in 2000, as compared to $3.6 million in 1999. The increase in interest income is the result of the higher average level of cash, cash equivalents and investments available-for-sale maintained during 2000, as compared to 1999. The increase was primarily the result of net proceeds of $235.8 million received from Andrx's May 2000 public equity offering. The Company invests in taxable and tax-free investment grade interest bearing securities.

**Interest Expense**

Interest expense decreased to $767,000 in 2000, as compared to $1.7 million in 1999. The decrease in interest expense was primarily the result of a lower average level of borrowings under Andrx Corporation's bank loan during 2000, as compared to 1999. The borrowings were primarily utilized to fund the Company's distribution operations. In December 2000, the bank loan was terminated.

**Minority Interest**

Minority interest in Cybear was $4.1 million in 2000, as compared to $1.9 million in 1999. The increase in minority interest was a result of the increase in Cybear's net loss to $15.0 million for the period from January 1, 2000 to September 6, 2000, the effective date of the Reorganization, as compared to $10.8 million in 1999. Additionally, minority ownership of Cybear increased primarily from Cybear's June 1999 public offering and the issuance of Cybear common shares in the acquisition of Telegraph. No minority interest was recorded after the Reorganization, as Andrx Corporation owns 100% of Cybear Group.

**Gain on Sale of Cybear Shares**

In 1999, the Company recognized a gain on the sales of Cybear's common stock of $643,000. Such sales were pursuant to existing subscription and warrant agreements with Cybear's then Chairman and its then Chief Executive Officer, which were issued at the then current price of $12.00 per share.

**Income Taxes**

For 2000, the Company provided income taxes of $39.9 million, or 40.5% of income before income taxes. The Company provided for income taxes in excess of the expected annual effective federal statutory rate of 35%, primarily due to the effect of state income taxes and the Company's inability to utilize its share of the losses of Cybear after the Company's ownership of Cybear was reduced below 80% on June 23, 1999 through September 6, 2000, prior to the effective date of the Reorganization. For 2000, net income includes the reversal of a valuation allowance on deferred tax assets of $3.6 million. For 1999, the Company provided $55.4 million for income taxes, or 37.1% of income before income taxes. The Company provided for income taxes in excess of the expected annual effective federal statutory rate of 35% due to the effect of state income taxes and the Company's inability to utilize its share of the losses of Cybear incurred from June 23, 1999 through September 6, 2000, offset by the utilization of Andrx net operating loss carryforwards. Accordingly, Cybear was excluded from the Company's consolidated tax return and filed as a separate tax entity for all periods from June 23, 1999 through September 6, 2000. As a result, beginning on the effective date of the Reorganization, Cybear's results of operations are included in the consolidated tax returns of the Company, as the Company owns 100% of Cybear and income tax benefits relating to Cybear which are unable to be utilized by Cybear on a separate company basis, will be allocated to Andrx. In 1999, net income includes the reversal of a valuation allowance on deferred tax assets of $8.0 million. In connection with the Reorganization, effective September 7, 2000, the Company changed its method of accounting for its allocation of income taxes within the consolidated group from the pro rata method to the separate return method. Had the separate return method of allocating income taxes been utilized prior to the Reorganization, Cybear would not have been able to record any income tax benefits, as compared to $2.8 million, as recognized under the pro rata method for the year ended December 31, 1999 (exclusive of the effect of minority interest of approximately 5%). Conversely, applying the pro rata method to the period subsequent to the Reorganization would have resulted in an income tax benefit allocation from Andrx to Cybear of approximately $4.8 million in 2000.

**Weighted Average Shares Outstanding**

The basic and diluted weighted average shares of Andrx common stock outstanding were 67.8 million and 70.5 million, respectively, in 2000, as compared to 62.0 million and 65.0 million, respectively, in 1999. Such increases resulted primarily from the Andrx May 2000 public equity offering of 5.2 million shares. All Andrx common stock share and per share amounts reflect the May 1999 and March 2000 two-for-one stock splits effected in the form of 100% stock dividends.

The basic and diluted weighted average shares of Cybear common stock outstanding was 3.8 million for 2000, relating to the period from September 7, 2000 through December 31, 2000. The basic and diluted weighted average shares of Cybear common stock included herein give effect to the July 2001 one-for-four reverse stock split of Cybear common stock.

**Liquidity and Capital Resources**

As of December 31, 2001, the Company had $245.4 million in cash, cash equivalents and investments available-for-sale, and $446.8 million of consolidated working capital.

**Operating Activities**

Net cash provided by operating activities was $27.6 million in 2001, $57.0 million in 2000 and $49.2 million in 1999.

In 2001, net cash provided by operating activities of $27.6 million includes net income of $37.5 million; income tax benefits related to exercises of stock options of $18.4 million; an increase in accounts payable and accrued and other liabilities of $14.7 million and decreases in prepaids and other assets of $3.9 million; offset by increases in accounts receivable of $35.0 million and inventories of $41.0 million. In addition, 2001 also includes depreciation and amortization of $22.0 million, and provision for doubtful accounts of $1.4 million, $14.8 million of Cybear other non cash charges, offset by undistributed equity in earnings of joint ventures of $1.0 million and a deferred income tax benefit of $8.0 million.

In 2000, net cash provided by operating activities of $57.0 million includes net income of $58.5 million; income tax benefits related to exercises of stock options of $19.9 million; increases in accounts payable and accrued and other liabilities of $4.1 million; and a decrease in prepaids and other assets of $3.2 million, offset by an increase in accounts receivable of $15.9 million and inventories of $18.3 million. In addition, 2000 also includes depreciation and amortization of $9.6 million, provision for doubtful accounts of $651,000, non-recurring charge on AHT Corporation note receivable of $2.0 million, undistributed equity in losses of joint venture of $1.2 million offset by minority interest in Cybear of $4.1 million and deferred income tax benefit of $3.8 million.

In 1999, net cash provided by operating activities of $49.2 million includes net income of $94.1 million; income tax benefits related to exercises of stock options of $9.4 million; and increases in accounts payable and accrued and other liabilities of $58.5 million; offset by increases in accounts receivable of $42.1 million, inventories of $36.4 million and prepaid and other assets of $22.0 million. In addition, the 1999 period also includes depreciation and amortization of $4.5 million, provision for doubtful accounts of $3.9 million, offset by minority interest in Cybear of $1.9 million and deferred income tax benefit of $18.4 million.

**Investing Activities**

Net cash used in investing activities was $90.0 million in 2001, $196.5 million in 2000 and $108.7 million in 1999.

In 2001, net cash used in investing activities of $90.0 million consisted of $75.1 million in purchases of property and equipment; $11.1 million in the acquisition of CTEX, net of cash acquired; $3.7 million in loans to former CTEX shareholders, $18.2 million in the acquisition of certain assets of Armstrong; $14.8 million in the acquisition of the Entex brand product line; $2.1 million for the marketing rights of the Anexsia brand product line and $3.2 million in advances to and transaction costs associated with the Mediconsult acquisition, offset by $38.3 million in maturities of investments available for sale.

In 2000, net cash used in investing activities of $196.5 million consisted of $44.5 million in purchases of property and equipment, $130.0 million in purchases of investments available for sale, $15.2 million in the acquisition of certain assets of Valmed, $3.9 million in funding of convertible note receivable and $2.8 million in costs incurred pertaining to the Reorganization.

In 1999, net cash used in investing activities of $108.7 million consisted of $22.2 million in purchases of property and equipment, $85.3 million in purchases of investments available for sale and $1.2 million in the acquisition of Telegraph.

**Financing Activities**

Net cash provided by financing activities was $9.1 million in 2001, $222.6 million in 2000 and $74.6 million in 1999.

In 2001, net cash provided by financing activities consisted of $9.1 million in proceeds from the issuance of Andrx common stock upon the exercises of stock options.

In 2000, net cash provided by financing activities of $222.6 million consisted of $235.8 million in net proceeds from the Company's May 2000 public offering of Andrx common stock, $7.0 million in proceeds from the issuance of Andrx common stock upon the exercises of stock options, offset by $20.2 million of net repayments on borrowings under the Company's bank loan.

In 1999, net cash provided by financing activities of $74.6 million primarily consisted of $50.8 million in proceeds from Cybear's June 1999 public equity offering, $16.1 million on net borrowings under the Company's bank loan and $6.7 million in proceeds from the issuance of Andrx common stock upon the exercises of stock options.

In July 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Realized by a Company upon Employee Exercise of a Non-qualified Stock Option" ("EITF 00-15"). This issue addresses the presentation in the statement of cash flows of the income tax benefit related to exercises of non-qualified stock options. Companies receive an income tax deduction for the difference between the exercise price and the market price of a non-qualified stock option upon exercise by the employee. EITF 00-15 concludes that the income tax benefit realized by a company upon employee exercise should be classified in the operating section of the statement of cash flows. The pronouncement is effective for all quarters ending after July 20, 2000. The Company adopted EITF 00-15 in 2000 and, accordingly, has classified its 2001 and 2000 income tax benefits related to exercises of stock options of $18,363 and $19,870 as an operating activity in the Consolidated Statements of Cash Flows and in 2000 reclassified $9,368 relating to 1999 from financing activities to operating activities to conform with this presentation.

The Company anticipates that its cash requirements will continue to increase, due to the completion of construction of its research and development, manufacturing and corporate facilities, including the related equipment. As of December 31, 2001, the Company had purchase commitments for the building, construction, supplies and equipment associated with the expansion of the Company's distribution and manufacturing operations for facilities located in Ohio and Florida for an estimated cost of $52 million. The Company also, from time to time, considers purchasing additional facilities for expansion. In the second half of 2002, the Company intends to occupy an additional distribution facility in Ohio, which will require the purchase of additional distribution inventories to initially stock this facility. The approximate cost of such inventory purchases is estimated to be $10 million. Additionally, in the first quarter of 2002, Andrx commenced the implementation of the JD Edwards software package and related hardware. JD Edwards is a fully integrated software package that will allow information to be shared and utilized by the Company's various businesses. The total cost of this project is estimated to be $15 million. Andrx Corporation anticipates that its existing capital resources will be sufficient to enable it to maintain its operations for the foreseeable future.

**Outlook**

*Distributed Products*

During 2001, the Company generated $495.2 million in net sales of distributed products. The Company's pharmaceutical distribution operation has a history of consistent quarterly sequential growth as a result of, among other things, the Company's continued penetration of the market servicing independent pharmacies, pharmacy chains which do not maintain their own central warehousing facilities, pharmacy buying groups and, to a lesser extent, physician offices. The Company believes that it will be able to continue to expand in this market, both in terms of per store volume and customer locations, particularly following the opening of its Ohio distribution center in the second half of 2002. The Company anticipates that the Ohio distribution center will enable the Company to expand its product line and improve its ability to service various geographic regions.

Nevertheless, the ability of the Company to provide consistent sequential quarterly growth is affected, in large part, by the Company's participation in the launch of new products by other generic manufacturers. As new and existing products encounter competition, sales prices of such products typically decline. As an example, the Company's net sales of distributed products in 2001 included approximately $41.3 million from Andrx's distribution of generic Prozac, which had a 180-day marketing exclusivity from August 2001 through January 2002. Upon the expiration of that exclusivity, numerous generic manufacturers entered the market resulting in a price decline in excess of 90%. As a result, first quarter of 2002 net sales and gross profits of the Company's distributed products are expected to be lower than the fourth quarter of 2001, which included approximately $21 million in net sales of generic Prozac.

Andrx's pharmaceutical distribution operation competes with a number of large wholesalers and other distributors of pharmaceuticals who have greater financial and other resources than Andrx. Andrx believes that consolidation among wholesalers, the growing role of managed care organizations, the formation of buying groups and competition between distributors have resulted in pricing pressures.

The Company's distribution operation will participate and play a vital role in the launch of Andrx's bioequivalent products. For external reporting purposes, this segments' financial results do not include its participation in the distribution of Andrx bioequivalent products. Such sales are classified as Andrx product sales in the Company's Consolidated Statements of Income.

*Andrx Bioequivalent Products*

During 2001, the Company generated net sales of $197.9 million from its bioequivalent products (including sales by the Company's distribution operations), which included $147.0 million in sales of the Company's bioequivalent versions of Cardizem CD and Dilacor XR and $50.9 million in sales from the Company's bioequivalent version of Ventolin. The Company's bioequivalent products generated gross profits of $145.7 million and a gross margin of 73.6%.

The bioequivalent pharmaceutical industry is highly competitive and selling prices are often subject to significant and rapid declines from competition among existing or new bioequivalent manufacturers entering the market. Since the launch of Andrx's bioequivalent version of Cardizem CD in 1999 with 180-days of marketing exclusivity, there have only been two additional bioequivalent manufacturers of this product. As a result, Andrx's bioequivalent version of Cardizem CD continues to generate significant net sales and materially contributes to Andrx's overall current level of profitability.

The Company believes its bioequivalent controlled-release products could face more modest competition than other bioequivalent products due to the limited number of competitors having the scientific and legal expertise, and financial resources, required to develop these products and bring them to market. The Company also believes that, for various reasons, its specialty or niche bioequivalent products may also face less competition than most bioequivalent products. These competitive barriers, combined with the synergistic value derived from the Company's pharmaceutical distribution operation, better enable the Company to compete in the highly competitive bioequivalent product marketplace.

Currently, Andrx's overall level of profitability remains dependant on a relatively small number of products. If these Andrx products and particularly Andrx's bioequivalent version of Cardizem CD were to experience increased competition from existing and/or new competitors with accompanying price reductions and/or reduced market shares, Andrx's operating results would be materially adversely affected. In the fourth quarter of 2001, increased competition resulted in reduced market share for the Company's bioequivalent version of Ventolin, adversely affecting the Company's financial results.

The Company launched its bioequivalent version of Glucophage in January 2002, simultaneous with numerous other generic manufacturers in a highly competitive environment. Additionally, the Company anticipates launching a number of new bioequivalent products during 2002, including K-Dur in the second quarter of 2002 and Tiazac, Wellbutrin SR and Zyban in the second half of the year. Other potential product launches in 2002 include bioequivalent versions of Prilosec, Naprelan, Procardia XL and other undisclosed specialty or niche products. The timing of these product launches is dependent upon a number of factors including factors outside of the Company's control. These factors include the receipt of FDA final marketing approval, new Orange Book patent listings and related patent infringement litigation, the expiration of other's exclusivity rights, and the favorable resolution of patent litigation. The net sales and gross profits to be generated by these new products will also be affected by the amount of bioequivalent competition it encounters, particularly after the expiration of any 180-day exclusivity period that the Company anticipates having, either alone or shared, for its bioequivalent versions of Prilosec and the principle strengths of Wellbutrin SR and Zyban.

*Andrx Brand Products*

In 2002, the Company anticipates launching Altocor, its first internally developed brand product. Altocor will compete in the statin market, which had approximately $12 billion in U.S. sales in 2001. The Company expects receipt of final FDA approval during the second quarter of 2002, shipping its product to pharmacies throughout the United States within 60 days of receiving that approval, and to begin promoting Altocor within 90 days of final approval. The timing and launch of Altocor is subject to various factors including the receipt of final FDA marketing approval.

With Altocor's launch, the Company will enter a highly competitive market against brand pharmaceutical manufacturers having significantly larger and more experienced sales forces and greater financial resources dedicated to advertising and promotion. Net sales for Altocor will be subject to significant accounting estimates for, among other things, the ability of the Company's sales force and its Physicians' Online (POL) Internet portal to promote to physicians, generate product demand and pull product through the distribution channel, and the Company's ability to estimate returns. The Company's estimate of returns will be based on, among other things, terms offered to customers and an estimate of expected prescription levels. Consistent with industry practice, the Company may offer allowances on initial purchases and generally provide for a right of return or exchange. As low prescription levels of Altocor are anticipated during the early stages of the launch, sales, marketing, advertising and promotional costs will exceed gross profits from net sales of Altocor until a profitable sales level is achieved.

In connection with existing brand products, net sales in 2002 will be recognized to the extent that they are reasonably pulled through the distribution channel. Additionally, as most net sales from current Andrx brand products primarily relate to cough cold products, such net sales are subject to seasonality. Moreover, since the Company expects to dedicate its sales force's efforts to Altocor, net sales of other Andrx brand products could be adversely affected.

*Other Revenues*

In 2001, the Company generated $24.8 million of Other revenues. Of this amount, $13.0 million was earned pursuant to an agreement with Geneva. The Company terminated that agreement in October 2001. While the termination resulted in, among other things, the cessation of monthly $1.0 million payments from Geneva, and an obligation for Andrx to make certain milestone payments (including a $2.0 million milestone payment during the fourth quarter of 2001) and royalties to Geneva, Andrx reacquired, among other things, all of Geneva's marketing rights for Metformin XT. Notwithstanding the resulting loss of Other revenues in 2002, the Company expects that the reacquisition of these marketing rights, net of royalties and milestone payments to Geneva, will be accretive to the Company over the term of the royalty arrangement.

*Cost of Goods Sold*

In anticipation of projected 2001 bioequivalent product launches, the Company expanded its manufacturing facilities. As certain launches were delayed, the Company incurred unabsorbed manufacturing costs at its Florida manufacturing facilities which are included in cost of goods sold. It is anticipated that these manufacturing costs will be absorbed in the future as additional products are manufactured and launched. In addition, as a result of the increased competition which the Company's bioequivalent version of Ventolin encountered during the fourth quarter of 2001, the Company experienced a decline in sales and gross margins and a decrease in production levels for this product. As a result, the Company incurred unabsorbed manufacturing costs at its Massachusetts manufacturing facility, which are similarly included in cost of goods sold. The Company is taking measures to reduce certain levels of these manufacturing costs and to improve efficiency of this facility and in the future may manufacture other inhalation products that are currently under development.

**SG&A Expenses**

The Company's SG&A expenses are related to the level of sales and the sales product mix which includes distributed products, Andrx bioequivalent products and Andrx brand products. The Company anticipates that its SG&A expenses will be significantly greater in 2002 than in 2001. That increase is primarily the result of anticipated bioequivalent product launches in 2002, additional operating expenses related to the Ohio distribution facility in the second half of 2002, the existence of a brand sales force throughout 2002, and the promotion of Altocor. The Company's brand sales effort commenced in January 2001 with the acquisition of CTEX and approximately 90 sales representatives. During 2001, the Company increased the number of sales representatives to approximately 300. The Company is also considering increasing the number of sales representatives up to 500 within 18 months of the Altocor launch. Altocor promotional expenses, which are expensed as incurred, will be periodically evaluated throughout 2002 following consideration of, among other things, the launch of the Company's bioequivalent versions of Wellbutrin SR, Zyban and Prilosec and any co-promotional arrangements for Altocor. However, due to the differences between the financial resources of the Company and of its competitors in the statin market, the Company's sales force and planned promotional budget for 2002 are likely to be significantly less than its competitors.

**R&D Expenses**

Andrx anticipates that R&D expenses for 2002 will increase to approximately $55 million from approximately $52.8 million for 2001, as a result of continued spending in bioequivalent drug development (ANDA) and brand product development (NDA). Andrx currently expects that its 2002 R&D expenses will be allocated approximately 55% to bioequivalent products and 45% to brand products. R&D expenses will be periodically evaluated throughout 2002 following consideration of, among other things, the launch of the Company's bioequivalent versions of Wellbutrin SR, Zyban and Prilosec.

*Cybear Group*

During the year ended December 31, 2001, Cybear revenues were primarily derived from revenues generated from Cybear's consolidation of the Cybearclub LC joint venture with Andrx (included in Distributed products sales in the Consolidated Statements of Income) and application and portal services (included in Other revenues in the Consolidated Statements of Income). By exploiting its physicians' user base and proprietary technology, Cybear believes that it may have the potential to generate revenue from multiple sources, including the licensing of ePrescribing software and electronic prescription process patents. However, Cybear's ability to generate revenues from all or any of these sources is still uncertain and there can be no assurance that Cybear can commercialize its products to generate any meaningful revenues and profits. Cybear has incurred net operating losses and negative cash flows from operating activities since its inception. Cybear expects to continue to incur significant expenses in product development, network operations and customer support and SG&A. As a result, Cybear expects to continue to incur operating losses for the foreseeable future, and may never achieve or sustain profitability. Moreover, Cybear's business strategy may need to be significantly changed due to the evolving nature of the industry and limited access to financial resources.

**Recent Accounting Pronouncements**

*Derivatives*

As of January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. Adoption of the provisions of this pronouncement had no effect on the Company's consolidated financial statements since the Company does not have any derivative financial instruments or hedging activities.

*Business Combinations*

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". This pronouncement addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations within the scope of SFAS No. 141 are to be accounted for under the purchase method. SFAS No. 141 is effective for business combinations occurring after June 30, 2001. The Company adopted the provisions of SFAS No. 141 as of the effective date. Adoption of the provisions of this pronouncement had no impact on the consolidated financial statements of the Company.

*Goodwill and Other Intangible Assets*

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This pronouncement addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) in an acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. With the adoption of SFAS No. 142, goodwill and certain other intangible assets are no longer subject to amortization. Instead, goodwill will be subject to at least an annual assessment for impairment in value by applying a fair-value based test. Any applicable impairment loss is the amount, if any, by which the implied fair value of goodwill is less than the carrying or book value. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. An impairment loss for goodwill arising from the initial application of SFAS No. 142 is to be reported as a cumulative effect of a change in accounting principle. The Company will adopt the provisions of SFAS No. 142, as appropriate. The Company estimates that it will no longer be recording approximately $3.2 million in annual goodwill amortization in future periods. The Company is in the process of evaluating if there is any impairment in value of its goodwill, and will not be able to determine the ultimate impact of this pronouncement until such time the Company fully applies its provisions.

*Asset Retirement Obligations*

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This pronouncement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes the adoption of SFAS No. 143 will not have a material impact on the consolidated financial statements of the Company.

*Long-Lived Assets*

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This pronouncement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This pronouncement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The Company believes that the adoption of SFAS No. 144 will not have a material impact on the consolidated financial statements of the Company.

*Stock Splits*

In May 1999 and March 2000, the Company implemented two-for-one stock splits of Andrx common stock in the form of 100% stock dividends. All Andrx share and per share amounts included herein give effect to these stock splits.

On July 31, 2001, the Company implemented a one-for-four reverse stock split of Cybear common stock whereby each four shares of existing Cybear common stock were exchanged for one share of new Cybear common stock. All share and per share amounts of Cybear common stock included herein give effect to the one-for-four reverse stock split.

## ANDRX GROUP

### Consolidated Selected Financial Data

The following selected financial data is qualified by reference to, and should be read in conjunction with, the Andrx Corporation and subsidiaries' Consolidated Financial Statements and related notes thereto included herein.

**STATEMENTS OF INCOME DATA(1)**

| | Years Ended December 31, (in thousands) | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| Revenues | | | | | |
| Distributed products | $ 491,132 | $ 324,591 | $ 262,321 | $ 215,903 | $ 146,237 |
| Andrx products | 229,003 | 175,428 | 134,796 | 11,472 | 3,324 |
| Stipulation fees | - | - | 70,733 | 19,130 | - |
| Other | 19,949 | 14,966 | 7,870 | 552 | 137 |
| *Total revenues* | 740,084 | 514,985 | 475,720 | 247,057 | 149,698 |
| Operating expenses | | | | | |
| Cost of goods sold | 475,760 | 297,218 | 235,269 | 188,226 | 126,802 |
| Selling, general and administrative | 119,221 | 61,901 | 55,266 | 30,646 | 18,934 |
| Research and development | 52,846 | 45,467 | 25,327 | 15,906 | 9,569 |
| Reorganization costs | - | 2,098 | - | - | - |
| Total operating expenses | 647,827 | 406,684 | 315,862 | 234,778 | 155,305 |
| Income (loss) from operations | 92,257 | 108,301 | 159,858 | 12,279 | (5,607) |
| Other income (expense) | | | | | |
| Equity in earnings (losses) of joint ventures | 1,025 | (1,202) | (370) | (931) | (1,682) |
| Interest income | 10,965 | 11,210 | 2,321 | 1,064 | 1,585 |
| Interest expense | - | (767) | (1,661) | (380) | (490) |
| Income (loss) before income taxes | 104,247 | 117,542 | 160,148 | 12,032 | (6,194) |
| Income taxes | 31,385 | 39,870 | 58,229 | 2,233 | - |
| Net income (loss) | $ 72,862 | $ 77,672 | $ 101,919 | $ 9,799 | $ (6,194) |

**BALANCE SHEET DATA**

| | December 31, (in thousands) | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| Cash, cash equivalents and investments available for sale | $ 244,190 | $ 320,108 | $ 82,586 | $ 20,254 | $ 22,705 |
| Working capital | 449,684 | 437,070 | 137,628 | 41,363 | 31,054 |
| Property, plant and equipment, net | 137,604 | 71,433 | 34,748 | 18,022 | 15,214 |
| Total assets | 774,307 | 630,513 | 302,107 | 118,468 | 91,718 |
| Short-term borrowings | - | - | 20,226 | 4,107 | 546 |
| Andrx Group equity | 640,644 | 522,246 | 181,707 | 63,720 | 50,623 |

(1) Certain prior year amounts have been reclassified to conform with the current year presentation

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ANDRX GROUP

### Results of Operations
### Year Ended December 31, 2001, as Compared to Year Ended December 31, 2000

For 2001, Andrx generated net income of $72.9 million, as compared to net income of $77.7 million for 2000.

#### Revenues

Total revenues increased by 43.7% to $740.1 million for 2001, as compared to $515.0 million for 2000.

Net sales from distributed products increased by 51.3%, to $491.1 million for 2001, as compared to $324.6 million for 2000. Commencing March 2000, sales from distributed products also include sales from Valmed, which Andrx acquired certain assets of in March 2000. For 2001, sales from distributed products include $5.3 million of sales from Andrx's distribution of the bioequivalent versions of Ventolin (albuterol metered dose inhaler) manufactured by Armstrong. Andrx completed its acquisition of certain assets of Armstrong on March 30, 2001. Sales of Armstrong's albuterol metered dose inhaler after the acquisition date were included in Andrx product sales. The increase in sales from distributed products reflects the participation in the distribution of generic products launched by other pharmaceutical companies, and an increase in sales to existing and new customers, generally offset by overall price declines. Commencing August 2001, sales from distributed products includes approximately $41.3 million of Andrx's participation in the distribution of generic Prozac which enjoyed marketing exclusivity from August 2001 through January 2002. In January 2002, after the expiration of marketing exclusivity, numerous competitors entered the market resulting in a price decline in excess of 90%.

Net sales of Andrx products increased by 30.5%, to $229.0 million for 2001, as compared to $175.4 million in 2000. In 2001, net sales of Andrx products consisted of $197.9 million of Andrx bioequivalent products and $31.1 million of Andrx brand products. For 2001 and 2000, net sales of Andrx bioequivalent products of $197.9 million and $175.4 million, respectively, include sales of Andrx's bioequivalent versions of Dilacor XR and Cardizem CD, and commencing on April 1, 2001, Andrx's bioequivalent version of Ventolin, which Andrx acquired with the acquisition of certain assets of Armstrong. During 2001, sales of albuterol metered dose inhalers were $50.9 million. In 2001, sales of Andrx brand products of $31.1 million included the sales of the CTEX products which Andrx acquired on January 23, 2001, the Entex cough and cold product line which Andrx acquired on June 30, 2001 and sales of the Anexsia product line used for the treatment of pain which Andrx acquired marketing rights on July 1, 2001 from Mallinckrodt. In 2000, Andrx did not generate any brand product sales as it commenced its brand sales operations in January 2001 with the acquisition of CTEX. When recognizing net sales, Andrx takes into consideration the levels of inventory in the distribution channel. Andrx periodically evaluates the inventory position in the distribution channel to determine whether high inventory levels of products exist. In 2001, Andrx Group determined that the levels of inventory in the distribution channel for certain brand products increased to high levels. These high levels in 2001 were primarily due to a significantly lighter than expected cough and cold season and competition from generic introductions, which, in combination, contributed to a lower than anticipated sell-through of brand products in the distribution channel during 2001. As a result, as of December 31, 2001, Andrx Group recorded a sales allowance of $14.3 million against this high level of brand product in the distribution channel resulting in recognized net sales of Andrx brand products of $31.1 million for 2001.

Andrx's product sales may be affected by the level of provisions for estimated sales allowances. Sales allowances for estimated returns, chargebacks and other sales allowances are established by the Company concurrently with the recognition of revenue. The provisions are established based upon consideration of a variety of factors, including but not limited to, actual return and historical experience by product type, the number and timing of competitive products approved for sale, both historical and projected, the market for the product, estimated customer inventory levels by product and current and projected economic conditions and levels of competition. Actual product returns, chargebacks and other sales allowances incurred are, however, dependent upon future events. The Company continually monitors the factors that influence sales allowances and makes adjustments to these provisions when management believes that actual product returns, chargebacks and sales other allowances may differ from established allowances.

In the pharmaceutical industry, the practice is generally to grant customers the right to return or exchange on purchased goods. In the generic pharmaceutical industry, this practice has resulted in generic manufacturers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventory following decreases in the market price of the related generic pharmaceutical product. Due to the competitive nature of the generic pharmaceutical industry, prices to customers are subject to frequent and significant price declines from existing and new competitors. The determination to grant a credit to a customer following a price decrease is generally at the discretion of the Company, and generally not pursuant to contractual arrangements with customers. Accordingly, the Company makes significant accounting estimates, which include estimates of price declines and quantities shipped but still on customers shelves before the products pull through the distribution channel. The Company accrues an estimate for the sales allowances in the same period the sale is recognized and continually reviews such estimates.

In connection with brand products, the Company's significant accounting estimates for sales allowances are dependent on the Company's ability to promote to physicians, create demand for products, pull products through the distribution channel and estimate returns, future levels of prescriptions for its products and the inventory levels in the distribution channel. It is a common practice in the pharmaceutical industry for brand manufacturers to offer customers buy-in allowances on initial purchases prior to promotion activities by the manufacturer. All purchases by customers are generally subject to the right of return or exchange. Accordingly, the Company is required to make significant accounting estimates related to such sales allowances, concurrently with the recognition of revenues and continually reviews such estimates.

Andrx generated $19.9 million of other revenues in 2001, as compared to $15.0 million in 2000. Other revenues for 2001 primarily represented $ 13.0 million of fees from Geneva through the October 2001 termination of the agreement and $6.4 million of revenues from Armstrong's contract manufacturing business. As a result of the termination of the Geneva agreement, Andrx will no longer earn $1.0 million per month in recurring fees under this agreement. For 2000, other revenues of $15.0 million include primarily $14.0 million in fees from Geneva.

**Gross Profit/Gross Margin**

In 2001, total revenues generated total gross profit of $264.3 million, with a gross margin of 35.7%, as compared to total gross profit of $217.8 million, with a gross margin of 42.3% in 2000.

In 2001, net sales of distributed products generated $84.7 million of gross profit with a gross margin of 17.2%, as compared to $55.9 million of gross profit, with a gross margin of 17.2% for 2000.

In 2001, net sales of Andrx products generated $164.6 million of gross profit, with a gross margin of 71.9% compared to $146.9 million of gross profit, with a gross margin of 83.7% for 2000. In 2001, within Andrx products, Andrx's bioequivalent products generated $145.7 million of gross profit with a gross margin of 73.6%, as compared to $146.9 million of gross profit, with a gross margin of 83.7% in 2000. As a result of the expansion of manufacturing facilities in anticipation of new product launches and delays in the launches, of Andrx's bioequivalent versions of Prilosec, Tiazac, Glucophage, and Naprelan, in 2001, Andrx Group incurred costs of approximately $3.6 million, included in cost of goods sold, relating to unabsorbed manufacturing costs at its Florida manufacturing facilities. Such manufacturing costs will be absorbed in the future as Andrx increases production levels related to launches of Andrx products into the marketplace. Similarly, in connection with the increase in competition for Andrx's bioequivalent version of Ventolin through 2001, Andrx Group experienced a decrease in net sales and lower gross margins as well as a related decrease in production levels. Andrx Group incurred costs of approximately $1.4 million, included in cost of goods sold, relating to unabsorbed manufacturing costs at its Armstrong manufacturing facility in Massachusetts. Andrx is taking measures to reduce certain levels of these unabsorbed manufacturing costs. If there is an increase in market demand for Ventolin and Andrx increases production levels to manufacture additional quantities of its bioequivalent product to match that increase in market demand, some current excess capacity may be utilized. Additionally, in the future, Andrx Group may be able to increase efficiency at its Massachusetts facility by manufacturing other inhalation products, which are currently under development. In 2001, within Andrx products, Andrx's brand products generated $18.9 million of gross profit with a gross margin of 60.8%. Due to the high levels of inventory in the brand distribution channel, Andrx Group evaluated its levels of its brand product inventories based on the latest estimated levels of demand for these brand products, primarily cough and cold products, but also including the Anexsia pain product line. Based on such evaluation and the obsolescence of certain products due to reformulations caused by generic introductions, Andrx Group provided an inventory allowance of approximately $4.1 million through cost of goods sold in 2001.

**SG&A Expenses**

SG&A expenses were $119.2 million, or 16.1% of total revenues for 2001, as compared to $61.9 million, or 12.0% of total revenues for 2000. SG&A expenses include expenses related to the administration, marketing, selling and warehousing of distributed and Andrx products, the establishment of brand sales and marketing efforts, royalties to the Company's Co-Chairman and former Chief Scientific Officer related to sales of Andrx's bioequivalent version of Cardizem CD, as well as corporate overhead and legal costs with respect to patent infringement matters related to Andrx's ANDA filings and anti-trust matters. The increase in SG&A expenses in 2001, as compared to 2000, was primarily the result of an increase in sales of distributed and Andrx products, the building of the brand sales and marketing infrastructure, including the CTEX sales force, and an increase in legal costs. The Andrx sales force will market the current Andrx Group brand products, including the CTEX products, Entex cough and cold product line and Anexsia pain products, as Andrx continues to prepare its sales force for the anticipated launch of its first internally-developed NDA product, Altocor, a high-potency, extended-release lovastatin, for which Andrx Group received an approvable letter from the FDA on January 25, 2002. In connection with that launch Andrx is considering increasing the number of sales representatives from 320 as of December 31, 2001 up to 500 with 12 to 18 months after the Altocor launch. Andrx is also exploring entering into co-promotional arrangements.

**R&D Expenses**

R&D expenses were $52.8 million, or 23.1% of Andrx product sales in 2001, as compared to $45.5 million, or 25.9% of Andrx product sales in 2000. The increase in R&D expenses of $7.4 million or 16.2% reflect Andrx's continued commercialization efforts in its bioequivalent (ANDA) and brand name (NDA) drug development programs. During 2001, ANDAs were accepted as filed by the FDA for 16 products, including ANDAs for Paxil, paroxetine hydrochloride tablets marketed by Glaxo; Glucophage XR, metformin extended-release tablets marketed by Bristol-Myers; Glucotrol XL, glipizide extended-release tablets marketed by Pfizer; Claritin D-12, a loratadine and pseudoephedrine extended-release tablet marketed by Schering. Andrx believes it was the first company to file ANDAs with the FDA for Glucophage XR and Glucotrol XL. Additionally, during 2001, Andrx submitted its first NDA to the FDA for Altocor, a high-potency, extended-release lovastatin, and completed Phase III NDA clinical studies for Metformin XT. In 2001, R&D expenses include a $2.0 million milestone payment to Geneva in connection with the agreement whereby Andrx reacquired from Geneva the marketing rights for certain Andrx brand products under development.

**Reorganization Costs**

In 2000, Andrx incurred $2.1 million of one-time costs in connection with the Reorganization.

**Equity in Earnings (Losses) of Joint Ventures**

Andrx Group generated $1.0 million of equity in earnings of its joint ventures in 2001, compared to $1.2 million of equity in losses of its joint ventures in 2000. For 2001 equity in earnings of its joint ventures reflect sales of the ANCIRC bioequivalent versions of Oruvail and Trental and the CARAN bioequivalent version of Pepcid, reduced by operating expenses. For 2000 equity in losses of its joint ventures consisted of operating expenses, offset by net sales of the ANCIRC bioequivalent version of Trental.

**Interest Income**

Andrx generated interest income of $11.0 million in 2001, as compared to $11.2 million in 2000. The decrease in interest income is primarily the result of the lower average level of cash, cash equivalents and investments available-for-sale maintained during 2001, as compared to 2000. Andrx invests in taxable and tax free investment grade interest bearing securities.

**Interest Expense**

Interest expense was $767,000 in 2000 resulting from borrowings from Andrx's bank loan, which was terminated in December 2000.

**Income Taxes**
For 2001, Andrx provided income taxes of $31.4 million, or 30.1% of income before income taxes. Andrx provided for income taxes at less than the expected annual effective federal statutory rate of 35%, primarily due to Andrx's ability to utilize Cybear's losses after the Reorganization, offset by the effect of state income taxes. For 2000, Andrx provided income taxes of $39.9 million, or 33.9% of income before income taxes. Andrx provided for income taxes at less than the expected annual effective federal statutory rate of 35% primarily due to Andrx's ability to utilize Cybear's losses after the Reorganization, offset by the effect of the state income taxes. For 2000, net income includes the reversal of a valuation allowance on deferred tax assets of $3.6 million. In connection with the Reorganization, effective September 7, 2000, Andrx Corporation changed its method of accounting for allocating income taxes within the consolidated group from the pro rata method to the separate return method. Applying the pro rata method to 2001 and 2000 would have resulted in an income tax benefit allocation from Andrx to Cybear of approximately $7.6 million and $4.8 million, respectively.

In connection with the Reorganization, Cybear and other members of the Andrx Corporation consolidated group entered into, among other things, a federal and state tax sharing agreement. Andrx Corporation will utilize the separate return method of accounting for purposes of allocating federal and state consolidated income tax liabilities among group members. Under the terms of the tax sharing agreement, a member of the group will be allocated its income tax benefits and expenses in the year generated. Except as set forth in the supplement referred to below, to the extent a member cannot utilize its income tax benefits in the year generated, that member will not be compensated in that year by other members of the Andrx Corporation consolidated group for utilization of those benefits. Instead, if and when a member leaves the group, Andrx Corporation may elect to reimburse that member for any unreimbursed income tax benefits utilized. That reimbursement will take the form of a capital investment by Andrx Corporation, for which it will receive stock. In the case that any "tracking stock" members, such as Cybear, the stock received by Andrx Corporation shall be in the form of Cybear common stock. In addition, if any member of the group causes another member to become subject to state income tax in a state where it would otherwise not be taxed on a separate company basis, the member causing the income tax liability shall be fully responsible for the state income tax of the other member. Subsequent to the Reorganization, any income tax benefits that Cybear is unable to utilize on a separate company basis will be allocated to Andrx.

Under the provisions of the tax sharing agreement related to the Reorganization, for financial statement purposes, at such time as Cybear achieves profitability or is otherwise able to recognize its tax benefits under accounting principles generally accepted in the United States, if ever, Cybear will recognize the benefit of its accumulated income tax benefits (which had previously been utilized by Andrx) in its statement of operations with a corresponding decrease to Cybear's equity (i.e., effectively accounted for as a non-cash dividend). To the extent Andrx is profitable and is able to utilize such tax benefit and Cybear is generating losses, it is expected that Andrx's effective tax rate will be less than the statutory federal and state rate. If Cybear attains profitability or is otherwise able to recognize its tax benefits, Andrx's effective tax rate may be greater than the statutory federal and state income tax rate to the extent of Cybear's then unreimbursed accumulated tax benefits that can be realized (Andrx will then reverse the tax benefits previously recorded, i.e., effectively transferring such tax benefits to Cybear in the form of a non-cash equity transaction).

In October 2000, Andrx Corporation and Cybear signed a supplement to the tax sharing agreement, whereby Cybear will be reimbursed by Andrx Corporation for specific tax benefits utilized by Andrx Corporation in connection with an election Cybear made on its 2000 and 1999 separate federal corporate tax returns to amortize certain product development expenses over a period of ten years. Such reimbursements from the Company are accounted for by Cybear as a capital contribution. As a result of the supplement to the tax sharing agreement, Cybear may be reimbursed for the after-tax effect of amortizing approximately $6 million of such expenses over ten years.

**Year Ended December 31, 2000, as Compared to Year Ended December 31, 1999**

For 2000, Andrx reported net income of $77.7 million, as compared to net income of $101.9 million for 1999. The year ended December 31, 1999 includes stipulation fees of $70.7 million earned in connection with the patent infringement litigation involving Cartia XT, offset by related royalties and corresponding income taxes.

**Revenues**
Total revenues increased by 8.3%, to $515.0 million for 2000, as compared to $475.7 million for 1999.

Net sales from distributed products increased by 23.7% to $324.6 million for 2000, as compared to $262.3 million for 1999. The increase in sales from distributed products reflects the participation in the distribution of additional generic products launched by other pharmaceutical companies, an increase in sales to existing customers and an increase in the number of customers, generally offset by overall price declines. Sales for 2000 also include sales generated by Valmed, which Andrx acquired in March 2000.

Net sales from Andrx products increased by 30.1% to $175.4 million for 2000, as compared to $134.8 million in 1999. Sales from Andrx products include sales of Diltia XT, and commencing June 23, 1999, Cartia XT, which enjoyed 180-days of marketing exclusivity through December 19, 1999.

Pursuant to the Stipulation with Aventis in connection with the patent infringement litigation involving Cartia XT, Andrx earned $70.7 million in interim and final fees in 1999.

Other revenues were $15.0 million in 2000, as compared to $7.9 million in 1999, primarily from Andrx's domestic and international licensing arrangements. The revenues in 2000 were primarily generated from the June 1999 agreement with Geneva, as amended.

**Gross Profit/Gross Margin**
In 2000, total revenues generated total gross profit of $217.8 million with a gross margin of 42.3%, compared to total gross profit of $240.5 million, with a gross margin of 50.5% in 1999. Gross profit for 1999 includes $70.7 million of Stipulation fees.

Gross profit from sales of distributed products was $55.9 million with a gross margin of 17.2% in 2000, as compared to $50.0 million, with a gross margin of 19.1% in 1999.

In 2000, net sales of Andrx products generated $146.9 million of gross profit, with a gross margin of 83.7%, compared to $112.0 million of gross profit, with a gross margin of 83.1% for 1999. The increase in gross profit in 2000 as compared to 1999 was primarily the result of an increase in sales of Andrx products as a result of having twelve months of sales of Cartia XT in 2000, as compared to approximately six months of sales of Cartia XT in 1999.

**SG&A Expenses**

SG&A expenses were $61.9 million, or 12.0%, of total revenues for 2000, as compared to $55.3, million, or 11.6%, of total revenues for 1999. SG&A expenses include administration, marketing, selling and warehousing of both distributed and manufactured products, royalties to the Company's Co-Chairman and former Chief Scientific Officer related to sales of Cartia XT and Stipulation fees, as well as, corporate overhead including legal costs related to patent infringement matters related to Andrx's ANDA filings and anti-trust matters. The increase in SG&A expenses in 2000, as compared to 1999, was primarily due to an increase in the activities necessary to support the increase in sales of both distributed and manufactured products and legal costs.

**R&D Expenses**

R&D expenses were $45.5 million, or 25.9% of Andrx product sales, in 2000, as compared to $25.3 million, or 18.8% of Andrx product sales, in 1999. The increase in research and development expenses of $20.1 million or 79.5% reflects the progress and expansion of Andrx's development activities in the ANDA bioequivalent and NDA brand name drug development programs. During 2000, four ANDAs were filed with the FDA, which include ANDAs for Claritin D-24, a loratadine and pseudoephedrine extended-release tablet marketed by Schering; Procardia XL, a nifedipine extended-release tablet marketed by Pfizer; Claritin Reditabs, a loratadine rapidly-disintegrating tablet, marketed by Schering; and Accupril, a quinapril hydrochloride immediate-release tablet marketed by Pfizer. Andrx believes it was the first company to file an ANDA with the FDA for Claritin D-24.

**Reorganization Costs**

In 2000, Andrx incurred $2.1 million of one-time costs in connection with the Reorganization.

**Equity in Earnings (Losses) of Joint Ventures**

In 2000, Andrx Group generated $1.2 million of equity in losses of its joint ventures, compared to $370,000 in 1999. For 2000 and 1999 equity in losses of its joint ventures consisted of operating expenses, offset by net sales of the ANCIRC bioequivalent version of Trental in 2000 and net sales of the ANCIRC bioequivalent versions of Trental and Oruvail.

**Interest Income**

Interest income was $11.2 million in 2000, as compared to $2.3 million in 1999. The increase in interest income is primarily the result of the higher average level of cash, cash equivalents and investments available-for-sale maintained during 2000, as compared to 1999. The increase was primarily the result of the net proceeds of $235.8 million received from Andrx's May 2000 public equity offering. Andrx invests in taxable and tax-free, investment grade interest bearing securities.

**Interest Expense**

Interest expense decreased to $767,000 in 2000, as compared to $1.7 million in 1999. The decrease in interest expense was primarily the result of a lower average level of borrowings under Andrx's bank loan during 2000, as compared to 1999. The borrowings were primarily utilized to fund Andrx's distribution operations. In December 2000, the bank loan was terminated.

**Income Taxes**

For 2000, Andrx provided income taxes of $39.9 million or 33.9% of income before income taxes. Andrx provided for income taxes at less than the expected annual effective federal statutory rate of 35%, primarily due to Andrx's ability to utilize losses of Cybear after the Reorganization offset by the effect of the state income taxes. For 2000, net income includes the reversal of valuation allowance on deferred tax assets of $3.6 million. For 1999, Andrx provided $58.2 million of income taxes or 36.4% of income before income taxes. Andrx provided for income taxes in excess of the expected annual effective federal statutory rate of 35% primarily due to the effect of state income taxes, offset by the utilization of Andrx's net operating loss carryforwards. Prior to the Reorganization, Cybear was excluded from Andrx's consolidated tax returns and filed as a separate tax entity for all periods from June 23, 1999 through September 6, 2000. Beginning on the effective date of Reorganization. Cybear's results of operations will be included in the consolidated tax returns of the Company, as the Company owns 100% of Cybear, and income tax benefits relating to Cybear which are unable to be utilized by Cybear on a separate company basis, will be allocated to Andrx. In 1999, net income includes the reversal of a valuation allowance on deferred tax assets of $8.0 million. In connection with the Reorganization, effective September 7, 2000, the Company changed its method of accounting for its allocation of income taxes within the consolidated group from the pro rata method to the separate return method. Had the separate return method of allocating income been utilized prior to the Reorganization, Cybear would not have been able to record any income tax benefits, as compared to $2.8 million, as recognized under the pro rata method for the year ended December 31, 1999, (exclusive of the effect of minority interest of approximately 5%). Conversely, applying the pro rata method to the period subsequent to the Reorganization would have resulted in an income tax benefit allocation from Andrx to Cybear of approximately $4.8 million in 2000.

**Liquidity and Capital Resources**

As of December 31, 2001, Andrx had $244.2 million in cash, cash equivalents and investments available-for-sale and $449.7 million of consolidated working capital.

**Operating Activities**

Net cash provided by operating activities was $41.6 million in 2001, $70.8 million in 2000 and $58.0 million in 1999.

In 2001, net cash provided by operating activities of $41.6 million includes net income of $72.9 million, income tax benefits related to exercises of stock options of $18.4 million, an increase in accounts payable and accrued and other liabilities of $17.3 million and a decrease in prepaids and other assets of $2.7 million, offset by increases in accounts receivable of $34.5 million and inventories of $41.0 million. In addition, 2001 also includes depreciation and amortization of $14.4 million and provision for doubtful accounts of $518,000, offset by deferred income tax benefit of $8.0 million and undistributed equity in earnings of joint venture of $1.0 million.

In 2000, net cash provided by operating activities of $70.8 million included net income of $77.7 million, income tax benefits related to exercises of stock options of $19.9 million, increases in accounts payable and accrued and other liabilities of $5.0 million, offset by increases in accounts receivable of $15.1 million, inventories of $18.3 million and prepaid and other assets of $1.9 million. In addition, 2000 also included depreciation and amortization of $5.5 million, provision for doubtful accounts of $548,000, undistributed equity in losses of joint venture of $1.2 million, offset by deferred income tax benefit of $3.8 million.

In 1999, net cash provided by operating activities of $58.0 million included net income of $101.9 million, income tax benefit related to exercise of stock options of $9.4 million, increases in accounts payable and accrued and other liabilities of $50.6 million, offset by increases in accounts receivable of $42.4 million, inventories of $36.4 million and prepaid and other assets of $13.9 million. In addition, 1999 also included depreciation and amortization of $3.0 million, and provision for doubtful accounts of $3.9 million, offset by deferred income tax benefit of $18.4 million.

**Investing Activities**

Net cash used in investing activities was $98.7 million in 2001, $200.0 million in 2000 and $77.6 million in 1999.

In 2001, net cash used in investing activities of $98.7 million consisted of $74.8 million in purchases of property and equipment, $11.1 million in the acquisition of CTEX, net of cash acquired, $3.7 million in loans to former CTEX shareholders, $18.2 million in the acquisition of certain assets of Armstrong, $14.8 million in the acquisition of the Entex brand product line, and $2.1 million for the marketing rights of the Anexsia brand product line offset by $26.1 million in maturities of investments available for sale.

In 2000, net cash used in investing activities of $200.0 million consisted of $40.8 million in purchases of property and equipment, $144.0 million in purchases of investments available for sale and $15.2 million in the acquisition of certain assets of Valmed.

In 1999, net cash used in investing activities of $77.6 million consisted of $18.5 million in purchases of property and equipment, and $59.2 million in purchases of investments available for sale.

**Financing Activities**

Net cash provided by financing activities was $7.1 million in 2001, $222.6 million in 2000 and $22.8 million in 1999.

In 2001, net cash provided by financing activities of $7.1 million consisted of $9.1 million in proceeds from the issuance of Andrx common stock upon the exercises of stock options, offset by $2.0 million in advances to Cybear under a line of credit.

In 2000, net cash provided by financing activities of $222.6 million consisted of $235.8 million in net proceeds from Andrx's May 2000 public offering of Andrx common stock, $7.0 million in proceeds from the issuance of Andrx common stock upon the exercises of stock options, offset by $20.2 million of net repayments on borrowings under the Company's bank loan.

In 1999, net cash provided by financing activities of $22.8 million consisted of $16.1 million on net borrowings under the Company's bank loan and $6.7 million in proceeds from the issuance of Andrx common stock upon the exercises of stock options.

In July 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Realized by a Company upon Employee Exercise of a Non-qualified Stock Option" ("EITF 00-15"). This issue addresses the presentation in the statement of cash flows of the income tax benefit related to exercises of non-qualified stock options. Companies receive an income tax deduction for the difference between the exercise price and the market price of a non-qualified stock option upon exercise by the employee. EITF 00-15 concludes that the income tax benefit realized by a company upon employee exercise should be classified in the operating section of the statement of cash flows. The pronouncement is effective for all quarters ending after July 20, 2000. The Company adopted EITF 00-15 in 2000 and, accordingly, has classified its 2001 and 2000 income tax benefits related to exercises of stock options of $18,363 and $19,870 as an operating activity in the Consolidated Statements of Cash Flows and in 2000 reclassified $9,368 relating to 1999 from financing activities to operating activities to conform with this presentation.

In March 2001, Andrx agreed to furnish Cybear with a $12.0 million line of credit. Drawings will be subject to certain covenants, will bear interest at a rate equal to prime plus 1% or Andrx's cost of borrowing, depending on whether Andrx is borrowing from a third party, and shall be payable upon the expiration of the line of credit on March 31, 2004. As of December 31, 2001, Cybear drew $2.0 million against this line of credit.

Andrx anticipates that its cash requirements will continue to increase, due to the completion of construction of its research and development, manufacturing and corporate facilities, including the related equipment. As of December 31, 2001, the Company had purchase commitments for the building, construction, supplies and equipment associated with the expansion of the Company's distribution and manufacturing operations for facilities located in Ohio and Florida for an estimated cost of $52 million. Andrx also from time to time considers purchasing additional facilities for expansion. In the second half of 2002, Andrx intends to occupy an additional distribution facility in Ohio, which will require the purchase of additional distribution inventories to initially stock this facility. The approximate cost is estimated to be $10 million. Additionally, in the first quarter of 2002, Andrx started the implementation of the JD Edwards software package and related hardware. JD Edwards is a fully integrated software package that will allow information to be shared and utilized by the Company's various businesses. The total cost of this project is estimated to be $15 million. Andrx Corporation anticipates that its existing capital resources will be sufficient to enable it to maintain its operations for the foreseeable future.

## CYBEAR GROUP

### Consolidated Selected Financial Data

*The following selected financial data is qualified by reference to, and should be read in conjunction with, the Andrx Corporation and subsidiaries'* Consolidated Financial Statements and related notes thereto included herein.

| STATEMENTS OF OPERATIONS DATA(1) | Years Ended December 31, (in thousands) | | | | For the period from February 5, 1997 (inception) to December 31, 1997 |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | |
| Revenues | | | | | |
| Cybearclub LC Internet product sales(2) | $ 4,109 | $ 1,483 | $ 81 | $ - | $ - |
| Cybearclub LC telemarketing product sales(2) | - | 2,715 | - | - | - |
| Other product sales | - | 321 | - | - | - |
| Application services | 1,387 | 30 | - | - | - |
| Portal services | 1,448 | - | - | - | - |
| Website development, hosting and other services | 479 | 336 | 102 | - | 96 |
| Online meeting development services | 1,070 | - | - | - | - |
| Subscription services | 464 | 161 | 87 | - | - |
| Total revenues | 8,957 | 5,046 | 270 | - | 96 |
| Operating expenses | | | | | |
| Cost of goods sold | 3,835 | 4,257 | 77 | - | - |
| Network operations and operations support | 5,603 | 4,501 | 2,972 | 643 | - |
| Product development | 5,416 | 3,774 | 3,058 | 1,717 | 894 |
| Selling, general and administrative | 7,427 | 8,399 | 7,271 | 1,672 | 667 |
| Depreciation and amortization | 7,654 | 4,035 | 1,556 | 139 | 65 |
| Merger costs and other charges | 14,759 | 5,224 | - | - | - |
| Total operating expenses | 44,694 | 30,190 | 14,934 | 4,171 | 1,626 |
| Loss from operations | (35,737) | (25,144) | (14,664) | (4,171) | (1,530) |
| Other income (expense) | | | | | |
| Interest income | 422 | 1,829 | 1,282 | - | - |
| Interest expense on advances from Andrx | (1) | - | (216) | (210) | (28) |
| Loss before income taxes | (35,316) | (23,315) | (13,598) | (4,381) | (1,558) |
| Income tax benefit allocated from Andrx | - | - | 2,824 | 1,900 | - |
| Net loss | $(35,316) | $ (23,315) | $ (10,774) | $ (2,481) | $ (1,558) |

| BALANCE SHEET DATA | December 31, (in thousands) | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| Cash, cash equivalents and investments available-for-sale | $ 1,234 | $ 16,701 | $ 37,994 | $ 4 | $ 1 |
| Working capital (deficit) | (3,028) | 16,188 | 39,390 | (3,235) | (1,378) |
| Total assets | 17,087 | 39,505 | 53,068 | 3,332 | 395 |
| Equipment, net | 2,294 | 6,340 | 5,126 | 2,407 | 189 |
| Cybear Group equity (deficit) | 7,250 | 37,551 | 49,978 | (467) | (1,014) |

(1) Certain prior year amounts have been reclassified to conform with the current year presentation.

(2) For the year ended December 31, 1999 and through the first quarter of 2000, as reported by Cybear, Cybearclub product sales were reported as E-commerce sales. In the second quarter of 2000, Cybear changed its presentation from E-commerce sales to Cybearclub LC sales and in the third quarter of 2000, Cybear changed the classification to Cybearclub LC Internet product sales (i.e., physician Internet orders) and Cybearclub LC telemarketing product sales (i.e., telemarketing orders entered over the Internet on behalf of customers by Cybear employees). Cybear is presenting 1999 E-commerce product sales as Cybearclub LC Internet product sales, although Cybear's systems at that time did not permit such classification to be fully verified.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
## CYBEAR GROUP

**Results of Operations**
**Year Ended December 31, 2001, as Compared to**
**Year Ended December 31, 2000**

For 2001, Cybear generated a net loss of $35.3 million, as compared to a net loss of $23.3 million in 2000.

**Revenues**

Cybear total revenues increased by 77.5% to $9.0 million for 2001, as compared to $5.0 million for 2000.

In August 1999, Cybear commenced Cybearclub with Andrx which is intended to distribute healthcare products to physicians' offices through the Internet. Capital contributions to, distributions from and net income or loss generated by Cybearclub are allocated in proportion to Cybear's and Andrx's interests in the joint venture. Such interests are 55% to Cybear and 45% to Andrx. Cybearclub's management committee is comprised of five members. Three members are appointed by Cybear and two members are appointed by Andrx. Based on its majority ownership and majority representation on the management committee of Cybearclub, Cybear controls Cybearclub. Accordingly, Cybear consolidates the accounts of Cybearclub and Andrx utilizes the equity method of accounting for its investment in Cybearclub.

To help achieve Cybearclub's objective of having physicians' offices purchase products through the Internet, Cybearclub initiated a dual strategy of using Andrx telemarketers to induce physicians' offices, including Andrx physician's customers, to begin placing orders with Cybearclub, and to then transition those physicians' offices from being purchasers who place their orders with a telemarketers into customers who place orders directly through the Internet.

Accordingly, through October 8, 2000, revenues reported by Cybearclub consisted of transition revenues procured by Andrx telemarketers and entered over the Internet by Cybear employees as well as revenues derived from orders placed by physician offices over the Internet. As a result of an amendment to the joint venture agreement, beginning October 9, 2000, Cybearclub revenues consisted solely of Internet product sales from orders entered by physician offices over the Internet. Accordingly, effective October 9, 2000, any orders not entered by physician offices over the Internet were recognized as revenues by Andrx and not by Cybearclub.

Through Cybearclub, Cybear generated $4.1 million in revenues for 2001, compared to $4.2 million in 2000. Cybearclub 2001 revenues of $4.1 million, consist solely of Cybearclub LC Internet product sales. Cybearclub 2000 revenues of $4.2 million consist of (i) $1.5 million of physician Internet sales reported as Cybearclub LC Internet product sales, and (ii) $2.7 million of sales procured by Andrx telemarketers and entered by Cybear employees over the Internet and reported as Cybearclub LC telemarketing product sales.

For the first quarter of 2000, as originally reported by Cybear, all Cybearclub product sales were presented as E-commerce sales. In the second quarter of 2000, Cybear changed its presentation from E-commerce sales to Cybearclub LC sales and in the third quarter of 2000, Cybear further changed its presentation to "Cybearclub LC Internet product sales" (i.e., physician office Internet orders) and "Cybearclub LC telemarketing product sales" (i.e., telemarketing orders entered over the Internet on behalf of physician customers by Cybear employees).

As part of its operations, Andrx purchases products from outside vendors and distributes them to pharmacies and physicians with whom it generally contacts through telemarketers. In connection with Cybearclub, Andrx sells some of those products to Cybearclub at cost and charges Cybearclub for certain fulfillment and back office operations such as purchasing, warehousing and distribution, as well as customer service and telemarketing activities. As negotiated by the parties, such services were charged at a rate of 6% of gross sales for the year ended December 31, 2001 and 10% (subsequently retroactively reduced to 6% of gross sales with the effect recorded in the second quarter of 2000) of net sales for the year ended December 31, 2000. The current rate of 6% could increase if Cybearclub achieves certain quarterly gross sales levels. For the years ended December 31, 2001 and 2000, Andrx charged Cybearclub $250,000 and $279,000, respectively, for the services it provided.

Cybearclub operating results were net income of $26,000 in 2001 and net loss of $43,000 in 2000 for which Cybear recorded Andrx minority interest expense of $12,000 in 2001 and minority interest income of $19,000 in 2000.

Revenues from other product sales were $321,000 in 2000.

Revenues from application services were $1.4 million for 2001 compared to $30,000 for 2000. Application services represent services provided primarily from Cybear's Dr. Chart® laboratory product and @Rx™ electronic prescription management product and license and royalty fees related to Cybear's electronic prescription process patents. Application services revenue was attributable to the acquisition of the AHT assets in November 2000.

Revenues from portal services were $1.4 million for 2001, which represent banner and tile advertising, surveys and newsletter advertising primarily on Physicians' Online™, Cybear's physician web portal. Portal services revenue was attributable to the acquisition of Mediconsult in April 2001.

Revenues from Website development, hosting and other services were $479,000 for 2001, an increase of $143,000 or 42.6% compared to $336,000 for 2000. The increase in Website development, hosting and other services for 2001 was primarily associated with the acquisition of the Mediconsult operations which expanded the available product offerings, offset by a reduction in Cybear's customer base due to the decision not to renew or seek additional hosting customers.

Revenues from online meeting development services were $1.1 million for 2001. Online meeting development services is attributable to the early termination of a contract by a customer during 2001. As such, Cybear does not anticipate that significant revenues will be generated from such development services in future periods.

Revenues from subscription services were $464,000 for 2001, an increase of $303,000, compared to $161,000 in 2000. Subscription services represent subscriptions to the Dr. Cybear website that included Internet service provider ("ISP") services. The increase in subscription services was primarily due to an increase in the number of subscribers utilizing the Dr. Cybear product during 2001. Management has decided to discontinue these offerings and is transitioning the remaining customers to Physicians' Online™.

### Gross Profit/Gross Margin

Gross profit from Cybearclub LC Internet product sales was $274,000 with a gross margin of 6.7% for 2001, as compared to gross profit from total Cybearclub sales and other product sales of $262,000 with a gross margin of 5.8% for 2000.

### Network Operations and Operations Support Expenses

Network operations and operations support costs were $5.6 million in 2001, as compared to $4.5 million in 2000. Network operations and operations support costs consisted of personnel and related costs associated with operating the network operations center and providing customer support, telecommunications and maintenance services on computer hardware and software. The increase in network operations and support costs for 2001 was primarily associated with the Mediconsult operations, offset by reductions in personnel costs.

### Product Development Expenses

Product development costs were $5.4 million for 2001, as compared to $3.8 million for 2000. Product development costs consisted of personnel related costs associated with the expansion of the various products under development. The increase in the product development costs for 2001 reflected the growth of the business and expansion of Cybear's development activities relating to electronic prescription and laboratory products.

### SG&A Expenses

SG&A expenses were $7.4 million for 2001, as compared to $8.4 million for 2000. SG&A expenses consisted primarily of salaries and personnel related expenses for the sales, executive and administrative functions, consulting and advertising fees, office lease expenses and professional fees. The decrease in such expenses was primarily the result of reductions in personnel costs, offset by expenses associated with the Mediconsult operations, which were acquired in April 2001.

### Depreciation and Amortization Expenses

Depreciation and amortization expense was $7.7 million for 2001, as compared to $4.0 million for 2000. The increase in depreciation and amortization for 2001 resulted primarily from amortization on $12.0 million of goodwill and other intangible assets established as a result of the acquisition of Mediconsult in April 2001 and amortization on $10.4 million of goodwill established from the September 2000 Reorganization.

### Merger Costs and Other Charges

Merger costs and other charges were $14.8 million in 2001, as compared to $5.2 million in 2000. For 2001, Cybear's other charges of $14.8 million were associated with (i) the write-off of the remaining net goodwill of $9.3 million created in the Reorganization in September 2000 and $2.0 million in the acquisition of Telegraph in 1999, (ii) the write-off of $1.7 million for certain computer software licenses that Cybear no longer intends to market or otherwise attempt to commercialize, and (iii) an allowance of $1.7 million associated with an estimated loss that Cybear expects to incur in subleasing, all or a portion of its Fort Washington, PA, Tarrytown, NY, and Boca Raton, FL locations. For 2000, Cybear other charges of $5.2 million include $1.2 million in merger costs incurred in connection with the Reorganization and $2.0 million of severance costs and impairment charges to certain assets and costs incurred to terminate an agreement, a $4.0 million allowance against a note receivable from AHT, offset by a $2.0 million credit in connection with the acquisition of substantially all of the operating assets of AHT with an estimated value of $2.0 million, pursuant to an agreement approved by the United States Bankruptcy Court.

### Interest Income

Cybear earned interest income of $422,000 in 2001, as compared to $1.8 million in 2000. Such interest income was generated primarily from the investments of the net proceeds of $50.8 million generated from the Cybear Inc. June 1999 public offering and from Cybear's convertible notes receivable. Cybear invests in investment grade interest bearing securities. The decrease in interest income is primarily due to lower average invested cash balances maintained by Cybear.

### Income Taxes

For 2001 and for the period from September 7, 2000 (after Reorganization) to December 31, 2000, Cybear did not record an income tax benefit as it could not realize such benefits in the then current year, as required by the tax sharing agreement related to the Reorganization. For 2000, for the period prior to the Reorganization, Cybear did not record an income tax benefit for the losses it generated due to its history of operating losses. Accordingly, Cybear provided a full valuation allowance against its deferred tax assets as a result of its inability to recognize those benefits. As of December 31, 2001, Cybear had net operating loss carryforwards of approximately $19.7 million due to expire in 2019 and 2020 which can only be used by Cybear to offset its separate company future taxable income. Had the separate return method of allocating income taxes been utilized prior to the Reorganization, Cybear would not have been able to record any income tax benefits, as compared to $2.8 million, as recognized under the pro rata method for the year ended December 31, 1999 (exclusive of the effect of minority interest of approximately 5% in 1999). Conversely, applying the pro rata method to the period subsequent to the Reorganization would have resulted in an income tax benefit allocation from Andrx to Cybear of approximately $7.6 million in 2001 and $4.8 million in 2000. For the period from June 23, 1999 (date of completion of the public offering) to December 31, 1999, Cybear generated net operating loss carryforwards of approximately $6.8 million which are available to offset future earnings of Cybear as a separate company. As of December 31, 1999, Cybear had net deferred tax assets of approximately $2.7 million attributable to the net operating loss carryforward of approximately $6.8 million generated from June 23, 1999 to December 31, 1999. Under the provisions of SFAS No. 109, "Accounting for Income Taxes", Cybear has provided a valuation allowance to reserve against 100% of its net operating loss due to its history of net losses. For the period from January 1, 1999 to June 22, 1999, Cybear recorded $2.8 million in income tax benefits. The income tax benefits reflect the reimbursement from Andrx for the utilization of Cybear's income tax attributes pursuant to the tax allocation agreement.

Under the provisions of the tax sharing agreement related to the Reorganization, for financial statement purposes, at such time as Cybear achieves profitability, or is otherwise able to recognize its tax benefits under accounting principles generally accepted in the United States, if ever, Cybear will recognize the benefit of its accumulated income tax benefits (which had previously been utilized by Andrx) in its statement of operations with a corresponding decrease to Cybear's total group equity (i.e., effectively accounted for as a non-cash dividend). To the extent Andrx is profitable and is able to utilize such tax benefit and Cybear is generating losses, it is expected that Andrx's effective tax rate will be less than the statutory federal and state rate. If Cybear is ever able to attain profitability or is otherwise able to recognize its tax benefits, Andrx's effective tax rate may be greater than the statutory federal and state income tax rate to the extent of Cybear's then unreimbursed accumulated tax benefits that can be realized (Andrx will then reverse the tax benefits previously recorded, i.e., effectively transferring such tax benefits to Cybear in the form of a non-cash equity transaction).

In October 2000, Andrx Corporation and Cybear signed a supplement to the tax sharing agreement, whereby Cybear will be reimbursed by Andrx Corporation for specific tax benefits utilized by Andrx Corporation in connection with an election Cybear made on its 2000 and 1999 separate federal corporate tax returns to amortize certain product development expenses over a period of ten years. Such reimbursements from the Company are accounted for by Cybear as a capital contribution from Andrx Group. As a result of this supplement to the tax sharing agreement, Cybear may be reimbursed by Andrx for the after-tax effect of amortizing approximately $6 million of such expenses over ten years.

Through the completion of its public offering in June 1999, Cybear's results of operations for tax purposes were included in the consolidated income tax return of Andrx, since Andrx owned at least 80% of the common stock of Cybear. Cybear and Andrx had a tax allocation agreement pursuant to which federal income tax liabilities or benefits were allocated to Cybear on a pro rata basis as if Cybear had filed a separate income tax return when Cybear's taxable results are included in the consolidated income tax return of Andrx. Upon completion of the public offering on June 23, 1999, Andrx's ownership in Cybear was reduced below 80%. Consequently, thereafter Cybear filed its income tax returns separately, until September 7, 2000 (the effective date of the Reorganization). Upon the effective date of Reorganization, Cybear's results of operations, for tax purposes, will be included in the consolidated income tax return of Andrx Corporation, as Andrx Corporation owns 100% of Cybear. In connection with the Reorganization, Andrx Corporation changed its method of accounting for allocating income taxes to Andrx and Cybear from the pro rata to the separate return method.

**Year Ended December 31, 2000, as Compared to Year Ended December 31, 1999**

**Revenues**

Cybear total revenues were $5.0 million for 2000, as compared to $270,000 for 1999.

In August 1999, Cybear commenced the Cybearclub LC joint venture with Andrx, which is intended to distribute healthcare products to physician offices through the Internet. Through Cybearclub, Cybear generated $4.2 million in revenues for 2000 as compared to $81,000 in 1999. Cybearclub 2000 revenues of $4.2 million, consisted of (i) physician Internet sales reported as Cybearclub LC Internet product sales of $1.5 million and (ii) orders procured by Andrx telemarketers and entered by Cybear employees over the Internet (i.e., transition revenues) through October 8, 2000, reported as Cybearclub LC telemarketing product sales of $2.7 million.

For the year ended December 31, 1999 and through the first quarter of 2000, as originally reported by Cybear, all Cybearclub product sales were reported as E-commerce sales. In the second quarter of 2000, Cybear changed its presentation from E-commerce sales to Cybearclub LC sales and in the third quarter of 2000, Cybear further changed its presentation to Cybearclub LC Internet product sales (i.e., physicians office Internet orders) and Cybearclub LC telemarketing product sales (i.e., telemarketing orders entered over the Internet on behalf of physician customers by Cybear employees). Cybear is presenting 1999 E-commerce products sales as Cybearclub LC Internet product sales of $81,000 although Cybear's systems at that time did not permit such classification to be fully verified.

As part of its operations, Andrx purchases products from outside vendors and distributes them to pharmacies and physicians with whom it generally contacts through telemarketers. In connection with Cybearclub, Andrx sells some of those products to Cybearclub at cost and charges Cybearclub for certain fulfillment and back office operations such as purchasing, warehousing and distribution, as well as customer service and telemarketing activities. As negotiated by the parties, such services were charged at a rate of 6% of gross sales for the year ended December 31, 2000 and 10% of gross sales for the year ended December 31, 1999. The current rate of 6% could increase if Cybearclub achieves certain quarterly gross sales levels. For the years ended December 31, 2000 and 1999, Andrx charged Cybearclub $279,000 and $8,000, respectively, for the services it provided.

Cybearclub operating results were net losses of $43,000 and $17,000 in 2000 and 1999, respectively, for which Cybear recorded Andrx minority interest of $19,000 and $8,000, respectively.

Cybear generated $321,000 of other product sales in 2000.

Cybear generated $30,000 from application services for 2000 relating to the acquisition of the AHT operating assets in November 2000.

Cybear generated $336,000 from Website development, hosting and other services for 2000, as compared to $102,000 for 1999.

Revenues from subscription services were $161,000 for 2000, compared to $87,000 in 1999.

**Gross Profit/Gross Margin**

Gross profit from Cybearclub Internet product sales, Cybearclub telemarketing product sales and other product sales was $262,000 with a gross margin of 5.8% for 2000, as compared to gross profit of $4,000 with a gross margin of 4.9% for 1999.

**Network Operations and Operations Support Expenses**

Network operations and operations support costs were $4.5 million in 2000, as compared to $3.0 million in 1999. Network operations and operations support consisted of personnel and related costs associated with operating the network operations center and providing customer support, telecommunications costs and maintenance expense on computer hardware and software. The increase in network operations and operations support costs for 2000 related primarily to the expansion of the network operations and operations support infrastructure.

**Product Development Expenses**

Product development costs were $3.8 million for 2000, as compared to $3.1 million for 1999. The increase in the product development costs for 2000 reflected the progress and expansion of Cybear's development activities.

**SG&A Expenses**

SG&A expenses were $8.4 million for 2000, as compared to $7.3 million for 1999. SG&A expenses consisted primarily of salaries and personnel related expenses for the sales, executive and administrative functions, consulting and advertising fees, housing fees and professional fees. During 2000, management primarily maintained the selling, marketing and administrative infrastructure established in 1999.

### Depreciation and Amortization Expenses

Depreciation and amortization expense was $4.0 million for 2000, as compared to $1.6 million for 1999. The increase in depreciation and amortization for 2000 resulted primarily from the increase in amortization on the $3.9 million of goodwill established from the acquisition of Telegraph and from the amortization of the $10.4 million of goodwill established from the Reorganization. In the third quarter of 2000, Cybear re-evaluated the expected benefits to be received from the 1999 acquisition of TCC and, as such, as of July 1, 2000, prospectively revised the life of the goodwill related to the acquisition from ten years to three years.

### Merger Costs and Other Charges

For 2000, Cybear other charges of $5.2 million include $1.2 million in merger costs incurred in connection with the Reorganization and $2.0 million of severance costs and impairment charges to certain assets and costs incurred to terminate an agreement, $4.0 allowance against a note receivable from AHT, offset by a $2.0 million credit in connection with the acquisition of substantially all of the operating assets of AHT with an estimated value of $2.0 million, pursuant to an agreement approved by the United States Bankruptcy Court.

### Interest Income

Cybear had interest income of $1.8 million in 2000 and $1.3 million in 1999. The interest income was generated primarily from the investments of the net proceeds of $50.8 million generated from the June 1999 public offering and from Cybear's convertible notes receivable. Cybear invests in investment-grade, interest-bearing securities.

### Interest Expense

Interest expense of $216,000 in 1999 represented interest on the amount due to Andrx under the credit agreement between the two companies to fund Cybear's operations.

### Income Taxes

For the period from September 7, 2000 (after Reorganization) to December 31, 2000, Cybear did not record an income tax benefit as it could not realize such benefits in the then current year, as required by the tax sharing agreement related to the Reorganization. For 2000, for the period prior to the Reorganization, Cybear did not record an income tax benefit for the losses it generated due to its history of operating losses. Accordingly, Cybear provided a full valuation allowance against its deferred tax assets as a result of its inability to recognize those benefits. As of December 31, 2000, Cybear had net operating loss carryforwards of approximately $19 million due to expire in 2019 and 2020 which can only be used by Cybear to offset its separate Company future taxable income. Had the separate return method of allocating income taxes been utilized prior to the Reorganization, Cybear would not have been able to record any income tax benefits, as compared to $2.8 million, as recognized under the pro rata method for the year ended December 31, 1999, (exclusive of the effect of minority interest of approximately 5%). Conversely, applying the pro rata method to the period subsequent to the Reorganization would have resulted in an income tax benefit allocation from Andrx to Cybear of approximately $4.8 million in 2000. For the period from June 23, 1999 (date of completion of the public offering) to December 31, 1999, Cybear generated net operating loss carryforwards of approximately $6.8 million which are available to offset future earnings of Cybear as a separate company. As of December 31, 1999, Cybear had net deferred tax assets of approximately $2.7 million attributable primarily to the net operating loss carryforward of approximately $6.8 million generated from June 23, 1999 to December 31, 1999. Under the provisions of SFAS No. 109, "Accounting for Income Taxes", Cybear has provided a valuation allowance to reserve against 100% of its net deferred tax assets due to its history of net losses. For the period from January 1, 1999 to June 22, 1999, Cybear recorded $2.8 million, in income tax benefits. The income tax benefits reflect the reimbursement from Andrx for the utilization of Cybear's income tax attributes pursuant to the tax allocation agreement.

Under the provisions of the tax sharing agreement related to the Reorganization, for financial statement purposes, at such time as Cybear achieves profitability, or is otherwise able to recognize its tax benefits under accounting principles generally accepted in the United States, if ever, Cybear will recognize the benefit of its accumulated income tax benefits (which had previously been utilized by Andrx) in its statement of operations with a corresponding decrease to Cybear's total group equity (i.e., effectively accounted for as a non-cash dividend). To the extent Andrx is profitable and is able to utilize such tax benefit and Cybear is generating losses, it is expected that Andrx's effective tax rate will be less than the statutory federal and state rate. If Cybear is ever able to attain profitability or is otherwise able to recognize its tax benefits, Andrx's effective tax rate may be greater than the statutory federal and state income tax rate to the extent of Cybear's then unreimbursed accumulated tax benefits that can be realized (Andrx will then reverse the tax benefits previously recorded, i.e., effectively transferring such tax benefits to Cybear in the form of a non-cash equity transaction).

In October 2000, Andrx Corporation and Cybear signed a supplement to the tax sharing agreement, whereby Cybear will be reimbursed by Andrx Corporation for specific tax benefits utilized by Andrx Corporation in connection with an election Cybear made on its 1999 and 2000 separate federal corporate tax returns to amortize certain product development expenses over a period of ten years. Such reimbursements from the Company are accounted for by Cybear as a capital contribution from Andrx. As a result of this supplement to the tax sharing agreement, Cybear may be reimbursed by Andrx for the after-tax effect of amortizing approximately $6 million of such expenses over ten years.

Through the completion of its public offering in June 1999, Cybear's results of operations for tax purposes were included in the consolidated income tax return of Andrx, since Andrx owned at least 80% of the common stock of Cybear. Cybear and Andrx had a tax allocation agreement pursuant to which federal income tax liabilities or benefits were allocated to Cybear on a pro rata basis as if Cybear had filed a separate income tax return when Cybear's taxable results are included in the consolidated income tax return of Andrx. Upon completion of the public offering on June 23, 1999, Andrx's ownership in Cybear was reduced below 80%. Consequently, thereafter Cybear filed its income tax returns separately, until September 7, 2000 (the effective date of the Reorganization). Upon the effective date of Reorganization, Cybear's results of operations, for tax purposes, will be included in the consolidated income tax return of Andrx Corporation, as Andrx Corporation owns 100% of Cybear. In connection with the Reorganization, Andrx Corporation changed its method of accounting for allocating income taxes to Andrx and Cybear from the pro rata to the separate return method.

**Liquidity and Capital Resources**

As of December 31, 2001, Cybear had $1.2 million in cash and cash equivalents, a $3.0 million deficiency in working capital and owed Andrx $2.0 million on a $12.0 million line of credit.

**Operating Activities**

Net cash used in operating activities was $14.2 million for 2001, $13.8 million for 2000 and $13.3 million in 1999.

Net cash used in operating activities in 2001 of $14.2 million was due to Cybear generating a net loss of $35.3 million, a decrease in accounts payable and accrued liabilities of $3.0 million and an increase in accounts receivable of $434,000; offset by decreases in prepaid and other assets of $1.4 million. In addition 2001, also includes depreciation and amortization of $7.7 million, and non-cash charges of $14.8 million.

Net cash used in operating activities of $13.8 million in 2000 is due to a net loss of $23.3 million, an increase in accounts receivable of $846,000 and a decrease in accounts payable of $637,000 offset by a $4.9 million decrease in prepaid and other assets. In addition 2000, also includes depreciation and amortization of $4.0 million, a non-cash net charge related to the AHT Corporation note receivable of $2.0 million.

Net cash used in operating activities in 1999 of $13.3 million is due to a net loss of $10.8 million and a $5.9 million increase in prepaid and other assets, offset by a $1.5 million increase in accounts payable and accrued liabilities. In addition, 1999 also includes depreciation and amortization of $1.6 million.

**Investing Activities**

Net cash provided by investing activities was $8.7 million in 2001 and $6.3 million in 2000; net cash used in investing activities was $31.1 million in 1999.

Net cash provided by investing activities for 2001, was due to the maturities of investments available-for-sale of $12.2 million, offset by the purchase of Mediconsult for $3.2 million and purchases of equipment of $307,000.

In 2000, Cybear received $14.0 million from maturities of investments available-for-sale, net. Additionally, during 2000, Cybear used $3.9 million related to a note receivable and investment in AHT Corporation and purchased $3.8 million in equipment.

In 1999, Cybear purchased $26.2 million of investments available-for-sale, net, used $1.2 million for the acquisition of Telegraph Consulting Corporation ("TCC"), and purchased $3.8 million of property and equipment.

**Financing Activities**

Net cash provided by financing activities was $2.3 million for 2001, $26,000 for 2000 and $56.3 million in 1999.

Net cash provided by financing activities in 2001 was due to Cybear exercising the right to draw down the Andrx line of credit by $2.0 million.

In 2000, net cash provided by financing activities of $26,000 consisted of capital transactions of Cybear.

In 1999, net cash provided by financing activities consisted primarily of $50.8 million in net proceeds generated from the public offering of 3,450,000 shares of common stock of Cybear and $5.2 million of advances from Andrx to fund Cybear's operations, net of the reimbursement from Andrx for the utilization of Cybear's income tax attributes pursuant to the tax allocation agreement prior to the Reorganization.

Cybear has incurred net operating losses and negative cash flows from operating activities since its inception. Cybear expects to continue to incur significant expenses in product development, network operations and customer support. As a result, Cybear expects to continue to incur substantial operating losses for the foreseeable future, and may never achieve or sustain profitability.

In 2001, Andrx furnished Cybear with a $12.0 million line of credit. Drawings are subject to covenants, bear interest at a rate equal to prime plus 1% or Andrx's cost of borrowing, depending on whether Andrx is borrowing from a third party, and shall be payable upon the expiration of the line of credit on March 31, 2004. As of December 31, 2001, $2.0 million has been drawn against this line of credit.

Cybear believes that its existing capital resources will be sufficient to enable it to meet its anticipated working capital and capital expenditure requirements for at least the next 12 months. Cybear expects negative cash flows and net losses to continue for the foreseeable future. Whether or not the business plan is modified, Cybear may need to raise additional capital through public or private debt or equity financing or through funding from Andrx. Additionally, funding, whether obtained through public or private debt may not be available on terms favorable to Cybear, if at all.

## Financial Statements and Supplementary Data

**REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS**

To Andrx Corporation:

We have audited the accompanying consolidated balance sheets of Andrx Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrx Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 11 to the consolidated financial statements, effective September 7, 2000, in connection with the Reorganization, Andrx Corporation changed its method of allocating income taxes within the consolidated group from the pro rata method to the separate return method.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
February 20, 2002 (except with respect
to the matters discussed in Notes 17 and 21
as to which the date is March 28, 2002).

**ANDRX CORPORATION AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**
**(in thousands, except for share and per share amounts)**

| | December 31, | |
|---|---|---|
| | **2001** | **2000** |
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 62,311 | $ 115,609 |
| Investments available-for-sale, at market value | 183,113 | 221,200 |
| Accounts receivable, net of allowances of $7,663 in 2001 and $7,077 in 2000 | 129,900 | 92,960 |
| Inventories | 161,691 | 101,219 |
| Deferred income tax assets, net | 30,745 | 20,428 |
| Prepaid and other current assets | 15,313 | 10,603 |
| Total current assets | 583,073 | 562,019 |
| Property, plant and equipment, net | 139,898 | 77,773 |
| Goodwill, net | 32,669 | 22,290 |
| Other intangible assets, net | 28,305 | 875 |
| Other assets | 5,269 | 6,459 |
| Total assets | $ 789,214 | $ 669,416 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable | $ 68,861 | $ 70,501 |
| Accrued and other liabilities | 67,377 | 37,658 |
| Total current liabilities | 136,238 | 108,159 |
| Other liabilities | 5,082 | 1,460 |
| Total liabilities | 141,320 | 109,619 |
| Commitments and contingencies (Notes 3, 12, 17 and 21) | | |
| Stockholders' equity | | |
| Convertible preferred stock; $0.001 par value, 1,000,000 shares authorized; none issued and outstanding | - | - |
| Common stocks: | | |
| Andrx Group common stock; $0.001 par value, 100,000,000 shares authorized; issued and outstanding 70,483,600 shares in 2001 and 69,311,200 shares in 2000 | 70 | 69 |
| Cybear Group common stock; $0.001 par value, 12,500,000 shares authorized; issued and outstanding 6,743,000 shares in 2001 and 3,801,000 shares in 2000 | 7 | 4 |
| Additional paid-in-capital | 471,035 | 420,685 |
| Retained earnings | 176,381 | 138,835 |
| Accumulated other comprehensive income, net of income taxes | 401 | 204 |
| Total stockholders' equity | 647,894 | 559,797 |
| Total liabilities and stockholders' equity | $ 789,214 | $ 669,416 |

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

**ANDRX CORPORATION AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF INCOME**
**(in thousands, except for share and per share amounts)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| Revenues | | | |
| Distributed products | $ 495,241 | $ 329,110 | $ 262,402 |
| Andrx products | 229,003 | 175,428 | 134,796 |
| Stipulation fees | - | - | 70,733 |
| Other | 24,797 | 15,422 | 8,059 |
| Total revenues | 749,041 | 519,960 | 475,990 |
| Operating expenses | | | |
| *Cost of goods sold* | 479,595 | 301,475 | 235,346 |
| Selling, general and administrative | 119,221 | 61,901 | 55,266 |
| Research and development | 52,846 | 45,467 | 25,327 |
| Cybear Internet operating expenses | 26,100 | 20,609 | 14,744 |
| Cybear other charges | 14,759 | 5,224 | - |
| Reorganization costs | - | 2,098 | - |
| *Total operating expenses* | 692,521 | 436,774 | 330,683 |
| Income from operations | 56,520 | 83,186 | 145,307 |
| Other income (expense) | | | |
| Equity in earnings (losses) of joint ventures | 1,025 | (1,202) | (370) |
| Interest income | 11,386 | 13,039 | 3,603 |
| Interest expense | - | (767) | (1,661) |
| Minority interest in Cybear | - | 4,146 | 1,937 |
| Gain on sale of Cybear shares | - | - | 643 |
| Income before income taxes | 68,931 | 98,402 | 149,459 |
| Income taxes | 31,385 | 39,870 | 55,405 |
| Net income | $ 37,546 | $ 58,532 | $ 94,054 |
| EARNINGS (LOSS) PER SHARE (Note 2) | | | |
| ANDRX GROUP COMMON STOCK: | | | |
| Net income allocated to Andrx Group (including Cybear through September 6, 2000) | $ 72,862 | $ 66,873 | $ 94,054 |
| Net income per share of Andrx Group common stock | | | |
| Basic | $ 1.04 | $ 0.99 | $ 1.52 |
| Diluted | $ 1.01 | $ 0.95 | $ 1.45 |
| Weighted average shares of Andrx Group common stock outstanding | | | |
| Basic | 69,998,000 | 67,756,000 | 61,980,000 |
| Diluted | 72,243,000 | 70,456,000 | 64,953,000 |
| CYBEAR GROUP COMMON STOCK: | | | |
| Net loss allocated to Cybear Group (subsequent to September 6, 2000) | $ (35,316) | $ (8,341) | |
| Basic and diluted net loss per share of Cybear Group common stock | $ (6.09) | $ (2.19) | |
| Basic and diluted weighted average shares of Cybear Group common stock outstanding | 5,802,000 | 3,801,000 | |

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

**ANDRX CORPORATION AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**
(in thousands, except for share amounts)

| | Common Stocks | | | | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income (Loss) | Comprehensive Income |
|---|---|---|---|---|---|---|---|---|
| | Andrx Group | | Cybear Group | | | | | |
| | Shares | Amount | Shares | Amount | | | | |
| Balance, December 31, 1998 | 60,693,600 | $ 61 | - | $ - | $ 86,274 | $ (13,751) | $ (1) | |
| Shares of Andrx common stock issued in connection with exercises of warrants and stock options | 2,279,400 | 2 | - | - | 6,681 | - | - | |
| Income tax benefits related to exercises of Andrx stock options | - | - | - | - | 9,368 | - | - | |
| Andrx options granted to consultants | - | - | - | - | 10 | - | - | |
| Capital transactions of Cybear | - | - | - | - | 38,367 | - | - | |
| Unrealized loss on investments available-for-sale, net of income taxes of $13 | - | - | - | - | - | - | (93) | $ (93) |
| Net income | - | - | - | - | - | 94,054 | - | 94,054 |
| Comprehensive income | | | | | | | | $ 93,961 |
| Balance, December 31, 1999 | 62,973,000 | 63 | - | - | 140,700 | 80,303 | (94) | |
| Shares of Andrx common stock issued in connection with equity offering | 5,185,100 | 5 | - | - | 235,814 | - | - | |
| Shares of Andrx common stock issued in connection with exercises of stock options | 1,153,100 | 1 | - | - | 6,958 | - | - | |
| Shares of Cybear Stock issued in connection with the Reorganization | - | - | 3,801,000 | 4 | 17,359 | - | - | |
| Income tax benefits related to exercises of Andrx stock options | - | - | - | - | 19,870 | - | - | |
| Capital transactions of Cybear | - | - | - | - | (16) | - | - | |
| Unrealized gain on investments available-for-sale, net of income taxes of $115 | - | - | - | - | - | - | 298 | $ 298 |
| Net income | - | - | - | - | - | 58,532 | - | 58,532 |
| Comprehensive income | | | | | | | | $ 58,830 |
| Balance, December 31, 2000 | 69,311,200 | 69 | 3,801,000 | 4 | 420,685 | 138,835 | 204 | |
| Shares of Andrx common stock issued in connection with CTEX Pharmaceuticals, Inc. acquisition | 291,400 | - | - | - | 18,166 | - | - | |
| Shares of Andrx common stock issued in connection with exercises of stock options | 881,000 | 1 | - | - | 9,059 | - | - | |
| Shares of Cybear common stock issued in connection with Mediconsult.com, Inc. acquisition | - | - | 2,942,000 | 3 | 4,762 | - | - | |
| Income tax benefits related to exercises of Andrx stock options | - | - | - | - | 18,363 | - | - | |
| Unrealized gain on investments available-for-sale, net of income taxes of $225 | - | - | - | - | - | - | 197 | $ 197 |
| Net income | - | - | - | - | - | 37,546 | - | 37,546 |
| Comprehensive income | | | | | | | | $ 37,743 |
| Balance, December 31, 2001 | 70,483,600 | $ 70 | 6,743,000 | $ 7 | $ 471,035 | $ 176,381 | $ 401 | |

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

ANDRX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Cash flows from operating activities | | | |
| Net income | $ 37,546 | $ 58,532 | $ 94,054 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 22,039 | 9,570 | 4,516 |
| Provision for doubtful accounts | 1,357 | 651 | 3,807 |
| Cybear other non-cash charges | 14,759 | - | - |
| Minority interest in Cybear | - | (4,146) | (1,937) |
| Gain on sale of Cybear shares | - | - | (543) |
| Undistributed equity in (earnings) losses of joint ventures | (1,025) | 1,202 | 370 |
| Non-cash net charge related to AHT Corporation note receivable | - | 2,000 | - |
| Deferred income tax benefit | (7,996) | (3,818) | (18,442) |
| Income tax benefits on exercises of stock options (Note 2) | 18,363 | 19,670 | 9,366 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (34,973) | (15,944) | (42,062) |
| Inventories | (41,045) | (18,286) | (36,434) |
| Prepaid and other assets | 3,861 | 3,231 | (22,032) |
| Accounts payable and accrued and other liabilities | 14,749 | 4,100 | 58,544 |
| Net cash provided by operating activities | 27,635 | 50,932 | 49,199 |
| Cash flows from investing activities | | | |
| Purchases of property, plant and equipment | (75,089) | (44,540) | (22,233) |
| Maturities (purchases) of investments available-for-sale, net | 38,283 | (130,038) | (85,323) |
| Acquisition of CTEX Pharmaceuticals, Inc., net of cash acquired | (11,135) | - | - |
| Loans to former CTEX Pharmaceuticals, Inc. shareholders | (3,697) | - | - |
| Acquisition of certain assets of Armstrong Pharmaceuticals | (18,218) | - | - |
| Acquisition of Entex brand product line | (14,795) | - | - |
| Acquisition of marketing rights of the Anexsia brand product line | (2,100) | - | - |
| Acquisition of and advances to Mediconsult.com, Inc. | (3,242) | - | - |
| Acquisition of certain assets of Valmed Pharmaceuticals, Inc., net of cash acquired | - | (15,195) | - |
| Cash flows relating to AHT Corporation note receivable and investment | - | (3,875) | - |
| Costs associated with the purchase of Cybear minority interest in connection with the Reorganization | - | (2,838) | - |
| Acquisition of Telegraph Consulting Corporation | - | - | (1,181) |
| Net cash used in investing activities | (89,993) | (193,483) | (108,737) |
| Cash flows from financing activities | | | |
| Net proceeds from Andrx public share offering | - | 235,819 | - |
| Proceeds from issuance of shares of Andrx common stock and exercises of warrants and stock options | 9,060 | 5,959 | 6,303 |
| Net borrowings (repayments) under bank loan | - | (20,226) | 16,119 |
| Net proceeds from Cybear's public share offering | - | - | 50,778 |
| Other capital transactions of Cybear | - | 26 | 379 |
| Proceeds from sale of Cybear shares | - | - | 375 |
| Net cash provided by financing activities | 9,060 | 222,570 | 74,034 |
| Net increase (decrease) in cash and cash equivalents | (53,298) | 83,054 | 15,096 |
| Cash and cash equivalents, beginning of year | 115,609 | 32,555 | 17,459 |
| Cash and cash equivalents, end of year | $ 62,311 | $ 115,609 | $ 32,555 |

(Continued)

**ANDRX CORPORATION AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)**
**(in thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2001** | **2000** | **1999** |
| Supplemental disclosure of cash paid during the year for: | | | |
| Interest | $ - | $ 767 | $ 1,661 |
| Income taxes | $ 9,499 | $ 32,440 | $ 48,790 |
| Supplemental disclosure of non-cash investing activities: | | | |
| Acquisition of CTEX Pharmaceuticals, Inc. | | | |
| Market value of Andrx common stock issued | $ 18,166 | | |
| Fair value of net liabilities assumed | $ 537 | | |
| Acquisition of Mediconsult.com, Inc. | | | |
| Market value of Cybear common stock issued | $ 4,765 | | |
| Fair value of net liabilities assumed | $ 5,295 | | |
| Market value of Cybear Group common stock issued in connection with the Reorganization | | $ 17,363 | |
| Less book value of Cybear minority interest at acquisition date | | (9,757) | |
| *Goodwill resulting from purchase of Cybear minority interest* | | $ 7,606 | |
| Acquisition of certain assets of Valmed Pharmaceuticals, Inc. | | | |
| Fair value of net assets acquired | | $ 6,487 | |

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

**ANDRX CORPORATION AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**DECEMBER 31, 2001, 2000 AND 1999**
**(in thousands, except for share and per share amounts)**

**(1) General**

On September 7, 2000, Andrx Corporation completed a Plan of Merger and Reorganization (the "Reorganization") whereby it acquired the outstanding equity of its Cybear Inc. subsidiary that it did not own, reincorporated in Delaware and created two new classes of common stock:

- Andrx Group Common Stock ("Andrx common stock"), to track the performance of Andrx Group ("Andrx Group" or "Andrx"), which includes Andrx Corporation and its subsidiaries, other than its ownership of Cybear Group ("Cybear Group").
- Cybear Group Common Stock ("Cybear common stock" or "Cybear"), to track the performance of Cybear Group.

Cybear Group currently includes (i) Cybear Inc. and its subsidiaries, (ii) certain potential future Internet businesses of Andrx Corporation, (iii) effective November 22, 2000, certain operating assets of AHT Corporation ("AHT"), and (iv) effective April 2, 2001, Mediconsult.com, Inc. and its subsidiaries ("Mediconsult").

Cybear stockholders other than Andrx, exchanged each share of Cybear Inc. common stock (pre-Reorganization) held for one share of Cybear common stock (see Note 21).

Throughout the notes to consolidated financial statements, the words "Andrx Corporation" or the "Company" refer to Andrx Corporation and all of its subsidiaries. "Management" and "board of directors" refer to the management and board of directors of Andrx Corporation. "Andrx" refers to Andrx Corporation and all of its subsidiaries other than Cybear prior to the Reorganization, and to Andrx Group following the Reorganization. "Cybear" refers to Cybear Inc. and its subsidiaries prior to the Reorganization and to Cybear Group following the Reorganization.

Andrx Corporation was organized in August 1992 and commenced distributing generic pharmaceutical products manufactured by third parties. In February 1993, the Company began to engage in the research and development of bioequivalent controlled-release pharmaceutical products and proprietary drug delivery technologies. During 1996, the Company commenced its research efforts to develop brand name controlled-release products, and an Internet-based application for healthcare providers. During 1999, the Company expanded its research and development efforts to include bioequivalent versions of specialty, niche or immediate release pharmaceutical products. Through October 9, 1997, the Company's distribution operations had generated substantially all of its revenues. On October 10, 1997, the United States Food and Drug Administration ("FDA") granted final approval of the Company's abbreviated new drug application ("ANDA"), for a bioequivalent version of Dilacor XR, the Company's first manufactured product, which it immediately launched as Diltia XT.

In September 1997, Andrx entered into a Stipulation and Agreement (the "Stipulation") with Hoechst Marion Roussel, Inc. (now known as Aventis S.A.) and Carderm Capital, L.P. (collectively, "Aventis") in partial settlement of a patent infringement claim brought against Andrx by Aventis (the "Aventis Litigation") in order to reduce the risks that both parties faced as the case was litigated to its conclusion. Andrx agreed to maintain the status quo in connection with the marketing of its product and to dismiss certain claims against Aventis. Aventis agreed to compensate Andrx for its lost profits, stipulated to be $100,000 per year, if Andrx ultimately prevailed in the Aventis Litigation and to grant Andrx a license for its patents under certain conditions, including if Andrx ultimately lost the litigation. Aventis also agreed to make non-refundable interim quarterly payments of $10,000 to Andrx, beginning upon Andrx's receipt of final FDA approval for its bioequivalent version of Cardizem CD and continuing until the Aventis Litigation was resolved or certain other events occurred. In July 1998, the FDA granted final marketing approval for the Company's ANDA for a bioequivalent version of Cardizem CD. In June 1999, the Aventis Litigation was resolved and on June 23, 1999, Andrx launched its reformulated bioequivalent version of Cardizem CD, Cartia XT, which enjoyed a 180-day period of marketing exclusivity through December 19, 1999. For the year ended December 31, 1999, Andrx earned $70,733 in interim and final Stipulation fees.

On November 20, 1998, Cybear, the Company's subsidiary engaged in the development of Internet applications, merged with a wholly-owned subsidiary of 1997 Corp., a Delaware corporation, pursuant to a Merger Agreement and Plan of Reorganization dated July 15, 1998. 1997 Corp. was a "blank check" company that had a registration statement on file with the Securities and Exchange Commission ("SEC") to seek a business combination with an operating entity. In June 1999, Cybear completed a public offering of its common shares generating net proceeds of approximately $50,778. As a result of the public offering, exercises of Cybear stock options, other Cybear stock issuances, and sales of shares of Cybear common stock by Andrx, Andrx's ownership in Cybear decreased to approximately 73% as of December 31, 1999.

*Reorganization Plan*

Pursuant to the Reorganization, Andrx acquired the outstanding equity of its Cybear subsidiary that it did not own, reincorporated in Delaware and created two new classes of common stock: Andrx common stock to track the performance of Andrx Group and Cybear common stock to track the performance of Cybear Group. Cybear's public stockholders received one share of Cybear common stock for every Cybear share they owned. In the Reorganization, the number of Cybear shares held by Andrx was reduced from 3.1 million shares to 2.6 million shares so as to provide the equivalent of a 20% increase in shares held by the non-Andrx shareholders of Cybear. As a result, the non-Andrx shareholders of Cybear owned approximately 34.5% of the Cybear common stock following the close of the transaction. Pursuant to the Reorganization, each Andrx common share was converted into (i) one share of Andrx common stock and (ii) .0372 shares of Cybear common stock. Upon completion of the Reorganization, (i) Cybear became a wholly-owned subsidiary of Andrx Corporation with 100% of its value publicly traded in the form of Cybear common stock; (ii) Cybear public stockholders owned approximately 34.5% of the Cybear common stock; and (iii) Andrx shareholders owned 100% of the Andrx common stock and approximately 65.5% of the Cybear common stock.

In addition, in connection with the Reorganization, Andrx Corporation changed its method of accounting for allocating income taxes within the consolidated group from the pro rata method to the separate return method (see Note 11).

The Reorganization was intended to (i) reestablish certain tax consolidation advantages for the Company; (ii) separate the operating losses of Cybear from the operating results of Andrx for financial reporting purposes; (iii) improve liquidity for the publicly traded equity of Cybear; (iv) provide Cybear with a more viable currency for potential future strategic acquisitions; and (v) preserve financial flexibility for the Company's management to maximize the long-term growth of stockholder value.

Holders of Andrx common stock and Cybear common stock have no specific rights to assets, operating results or cash flows of Andrx or Cybear, as Andrx Corporation holds title to all its assets and is responsible for all of its liabilities, operating results and cash flows regardless of how it allocates assets and liabilities among the classes of common stock and are therefore subject to the risks of investing in the business, assets and liabilities of Andrx Corporation as a whole. For instance, the assets allocated to each class of common stock may be subject to Company-wide claims of creditors and stockholder litigation. Andrx or Cybear are subject to all the risks and uncertainties of Andrx Corporation detailed herein or detailed from time to time in Andrx Corporation's filings with the SEC.

In connection with the Reorganization, Andrx Corporation purchased the minority interest of Cybear by issuing Cybear common stock valued at $17,363 and incurred costs of $2,838 related to the acquisition.

*Risks and Uncertainties*

Factors which may affect the Company's results include, but are not limited to, the risks and uncertainties associated with a drug delivery company which has only commercialized a few products, has new technology and limited manufacturing experience, current and potential competitors with significant technical and marketing resources, and dependence on key personnel. The Company is subject to risks associated with its ability to develop proprietary technologies necessary for product development activities, adequately protect its technology and enforce its intellectual property rights. The Company is also subject to the risks and uncertainties associated with all drug delivery, bioequivalent and brand pharmaceutical companies, including changes in regulatory schemes, difficulty in receiving regulatory approval to market new products, compliance with extensive, costly, complex and evolving government regulations and restrictions, timeliness of any governmental court or other regulatory action, including without limitation, the scope, outcome or timeliness of any inspection or any action of the FDA, and patent infringement, product liability and other litigation and contingencies.

Andrx is developing and evaluating various strategies for the sales and marketing of its brand name pharmaceuticals. These strategies include establishing its own sales organization and related infrastructure to support and manage the Company's sales efforts. If the Company's sales efforts are unsuccessful there would be an adverse effect on Andrx Group's business and results of operations.

The bioequivalent pharmaceutical industry is highly competitive and selling prices are often subject to price declines from existing competitors entering the market. The Company conducts a significant amount of its bioequivalent and brand product sales with a limited number of large pharmaceutical wholesalers and pharmacy warehousing chains. Significant price declines or the loss of any of these customers would have an adverse effect on Andrx Group's business and results of operations.

Additionally, the Company is subject to risks and uncertainties associated with drug distribution companies, included but not limited to, fierce competition and decreasing gross profits.

In addition, Cybear, Andrx's Internet based healthcare information technology subsidiary, is subject to the risks and uncertainties of an early stage Internet company, including but not limited to, limited operating history, substantial operating losses, availability of capital resources, ability to effectively compete, unanticipated difficulties in product development, ability to gain market acceptance and market share, ability to manage growth, reliance on short-term non-exclusive contracts, ability to obtain content, Internet security risks and uncertainty relating to the evolution of the Internet as a medium of commerce, dependence on third party content providers, dependence on key personnel, ability to protect intellectual property and the impact of future government regulation.

The Company is also subject to other risks detailed herein or detailed from time to time in Andrx Corporation's filings with the SEC.

**(2) Summary of Significant Accounting Policies**

*Basis of Presentation*

The accompanying consolidated financial statements include the accounts of Andrx Corporation and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Andrx Corporation is presenting consolidated financial statements and related footnotes. Such footnotes include separate supplemental financial statements relating to the business of Andrx Group and the business of Cybear Group (see Note 20). Holders of Andrx common stock and Cybear common stock have no specific rights to assets, operating results or cash flows of Andrx or Cybear as Andrx Corporation holds title to all its assets and is responsible for all of its liabilities, operating results and cash flows regardless of how it allocates assets and liabilities among the classes of common stock and are therefore subject to the risks of investing in the business, assets and liabilities of Andrx Corporation as a whole. For instance, the assets allocated to each class of common stock may be subject to Company-wide claims of creditors and stockholder litigation.

After the Reorganization, Andrx Corporation's consolidated financial statements include consolidated operating results, as well as net income (loss), basic and diluted earnings (loss) per share, basic and diluted weighted average shares outstanding for each class of common stock. Accordingly, after the Reorganization the consolidated financial statements do not reflect consolidated basic and diluted earnings (loss) per share since there is no underlying equity security related to consolidated financial results.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates made by management include the allowance for doubtful accounts receivable, allowance for inventories, sales allowances, useful life or impairment of goodwill and other intangibles assets and deferred

(in thousands, except for share and per share amounts)

tax asset valuation allowances. Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

*Cash and Cash Equivalents*

All highly liquid investments with an original maturity of three months or less are considered cash equivalents and are carried at cost.

*Investments Available-for-Sale*

The Company utilizes the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that marketable equity securities and all debt securities be classified into three categories: (i) held to maturity securities, (ii) trading securities, and (iii) available-for-sale securities. The Company classifies its investments as available-for-sale and, accordingly, such investments are carried at market value and any unrealized gain or loss, net of income taxes, is reported in accumulated other comprehensive income (loss) in stockholders' equity. The cost related to investments available-for-sale is determined utilizing the specific identification method.

*Accounts Receivable, Net*

For the years ended December 31, 2001, 2000 and 1999, the Company recorded a provision for doubtful accounts receivable of $1,357, $651 and $3,897, respectively. During 2001, $771 of accounts receivable was written off. The allowance for doubtful accounts receivable was $7,663, $7,077 and $6,426 as of December 31, 2001, 2000, and 1999, respectively.

*Inventories*

Inventories of pharmaceutical products consist primarily of finished goods held for distribution, and raw materials, work in process and finished goods of Andrx bioequivalent and brand products. As of December 31, 2001 the Company had approximately $33,883 in raw materials, work in process and finished goods inventories relating to products that have either not been approved by the FDA or which have not yet been launched. Included in the December 31, 2001 inventory of products not approved by the FDA or launched, was $7,790 relating to the Company's bioequivalent version of Glucophage which the Company launched in 2002. Inventories are stated at the lower of cost (first-in, first-out) or market. Cost of inventories held for distribution is based on purchase price, net of vendor discounts, rebates and other allowances, but excludes shipping, warehousing and distribution costs which are expensed when incurred as selling, general and administrative ("SG&A") expenses in the Consolidated Statements of Income. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand and in the distribution channel, estimated time required to sell such inventory, remaining shelf life and current and expected market conditions, including levels of competition. As appropriate, provisions are made to reduce inventories to their net realizable value.

*Property, Plant and Equipment, Net*

Property, plant and equipment are recorded at cost, less accumulated depreciation or amortization. Depreciation or amortization is provided using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Buildings | 20-40 years |
| Manufacturing equipment | 10 years |
| Laboratory equipment | 5 years |
| Leasehold improvements | Term of lease |
| Computer hardware and software | 3 years |
| Furniture and fixtures | 5 years |

Major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred.

*Goodwill, Net*

Under the purchase method of accounting for acquisitions, goodwill represents the excess of purchase price over the fair value of the net assets acquired. Goodwill is capitalized and through December 31, 2001 amortized on a straight-line basis over the estimated useful life of the business acquired, ranging from five to fifteen years. As of December 31, 2001 and 2000, the Company has $36,344 and $24,255, respectively, of goodwill, and accumulated amortization of $3,675 and $1,965, respectively. Goodwill amortization expense was $4,967, $1,850 and $115 for the years ended December 31, 2001, 2000 and 1999, respectively. Effective with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002, goodwill and certain other intangible assets will no longer be subject to amortization. Instead, goodwill will be subject to an annual assessment for impairment in value by applying a fair-value based test.

The Company measures impairment of goodwill using the undiscounted cash flow method whenever events and circumstances warrant revised estimates of useful lives or recognition of an impairment of goodwill. The undiscounted cash flow method compares the net book value being tested to the estimated aggregate undiscounted cash flows. If the net book value exceeds the estimated aggregate undiscounted cash flows, the excess carrying amount of goodwill is written off. Beginning in 2002, in connection with the adoption of SFAS No. 142, goodwill will be subject to at least an annual assessment for impairment in value by applying a fair-value based test.

*Other Intangible Assets, Net*

Other intangible assets consist of brand product rights purchased from other pharmaceutical companies or acquired through the allocation of purchase price upon the acquisition of another entity, which are being amortized over periods ranging from three to ten years. Other intangible assets also consist of Cybear's physician network and trademarks, and patents relating to Cybear's electronic prescription process, which are being amortized over periods ranging from five to fourteen years. As of December 31, 2001 and 2000, the Company had $31,596 and $1,135 of intangible assets, and accumulated amortization of $3,291 and $260, respectively, included in Other intangible assets, net in the Consolidated Balance Sheets. Amortization expense was $3,543, $162 and $98, for the years ended December 31, 2001, 2000 and 1999, respectively. Amortization is provided using the straight-line method over the estimated useful life.

(in thousands, except for share and per share amounts)

*Other Liabilities*

Other liabilities include $3,428 and $1,460 as of December 31, 2001 and 2000, respectively, related to a deferred income tax liability resulting from tax depreciation in excess of book depreciation. Additionally, as of December 31, 2001, other liabilities include $1,654 in deferred revenue pertaining primarily to the deferred recognition of revenues by Cybear from the licensing of electronic prescription processing patents.

*Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of*

The Company utilizes the provision of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of its long-lived assets or whether the remaining balance of long-lived assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the long-lived assets to determine whether an impairment has occurred. Fair value is compared to cost in calculating the amount of the impairment.

*Revenue Recognition*

Sales of distributed and Andrx bioequivalent and brand products and the related cost of goods sold are recognized at the time a product is received by the customer. Based on currently available information, sales allowances for chargebacks, discounts, rebates, returns, pricing adjustments, shelf stock adjustments and other allowances or adjustments related to sales to customers are provided in the same period the related sales are recorded.

Distributed product sales include Cybearclub LC Internet and telemarketing product sales related to Cybearclub, a joint venture between Cybear Group and Andrx Group to distribute healthcare products to physicians' offices through the Internet (see Note 20).

In the pharmaceutical industry, the practice is generally to grant customers the right to return or exchange purchased goods. In the generic pharmaceutical industry, this practice has resulted in generic manufacturers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventory following decreases in the market price of the related generic pharmaceutical product. Due to the competitive nature of the generic pharmaceutical industry, prices to customers are subject to frequent and significant price declines from existing and new competitors. The determination to grant a credit to a customer following a price decrease is generally at the discretion of the Company, and generally not pursuant to contractual arrangements with customers.

Provisions for estimated returns, chargebacks and other sales allowances are established by the Company concurrently with the recognition of revenue. The provisions are established based upon consideration of a variety of factors, including but not limited to, actual return and historical experience by product type, the number and timing of competitive products approved for sale, both historical and projected, the market for the product, estimated customer inventory levels by product and current and projected economic conditions and levels of competition. Actual product returns, chargebacks and other sales allowances incurred are, however, dependent upon future events. The Company continually monitors the factors that influence sales allowances and makes adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances.

The Company has entered into long-term supply arrangements with certain customers related to Andrx bioequivalent products. Prepayments by the Company to customers related to such arrangements are capitalized in the Consolidated Balance Sheets as prepaid and other current assets and other assets, as appropriate, and are amortized in the Consolidated Statements of Income against Andrx product revenues over the life of the arrangements or when the relationship ends, as appropriate, utilizing the straight-line basis, which approximates the pattern according to which the economic benefits are realized. Such assets are periodically assessed for realizability and any adjustments for impairment are made as they become known.

Stipulation fees are recognized when earned in accordance with the terms of the underlying agreement (see Note 17).

Other revenues include contract manufacturing revenues generated from Armstrong, subsequent to the March 30, 2001 acquisition, license fees from Geneva Pharmaceuticals, Inc., a member of the Novartis Group ("Geneva") and Cybear's application services and portal services, website development, hosting and other services, online meeting development services and subscription services.

Armstrong's contract manufacturing revenues are recognized on a completed contract method.

Licensing fees from Geneva are recognized in accordance with the terms of the underlying agreements (see Note 4).

Application services revenue represents the licensing of software products and maintenance, implementation and training as well as the license and royalty fees associated with the electronic prescription process patents. Software licenses are generally sold to customers pursuant to contracts that range in duration up to five years. For software licenses that are bundled with services and maintenance that require significant implementation efforts and provide for payments upon the achievement of implementation milestones, the Company has generally recognized revenues using the percentage of completion method. Revenues from other software licenses which are bundled with long-term maintenance agreements are recognized on a straight-line basis over the contracted maintenance period. Revenues relating to the licensing of patents are recognized over the life of the patent.

Portal services revenue represents primarily banner and tile advertising as well as surveys and newsletter advertising. These services are derived principally from advertising contracts in which Cybear Group typically guarantees a minimum number of impressions to be delivered to users over a specified period of time for a fixed fee. Revenue is recognized in the period in which the advertisement is displayed based on the ratio of impressions delivered over the total guaranteed impressions or on a straight-line basis over the term of the contract, provided no significant obligations remain. To the extent the minimum number of impressions is not achieved, recognition of the corresponding revenue is deferred until the guaranteed impressions are delivered. Survey and newsletter advertising revenue is recognized upon completion of the related service.

(in thousands, except for share and per share amounts)

Website development, hosting, other services and online development services are generally recognized when the services are performed.

Subscription services revenue is recognized ratably over the subscription period.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, ("SAB 101") "Revenue Recognition", which summarizes certain of the staff's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The effective date of SAB 101 for the Company was the quarter ended December 31, 2000. The Company adopted the provisions of SAB 101, as required, and such adoption had no effect upon the consolidated financial statements.

*Research and Development Expenses*

Research and development expenses are expensed as incurred, and consist of costs related to products being developed internally as well as costs related to products subject to licensing agreements in both the Company's bioequivalent (ANDA) and brand name (NDA) programs. In 2001, research and development includes a $2,000 milestone payment Geneva, in connection with an agreement whereby the Company reacquired from Geneva the marketing rights for certain Andrx brand products under development (see Note 4).

*Equity in Earnings (Losses) of Joint Ventures*

The Company is a 50% partner in ANCIRC Pharmaceuticals, Inc. ("ANCIRC"). In addition to Andrx's 50% ownership in ANCIRC, the Company provided ANCIRC research and development services at cost. Accordingly, research and development expenses in the Consolidated Statements of Income exclude costs of research and development services rendered to ANCIRC, as such costs are charged to ANCIRC as incurred. In November 2000, the ANCIRC joint venture agreement was amended (see Note 10).

In August 2000, Andrx Corporation entered into CARAN, a 50/50 joint venture with Carlsbad Technology, Inc. ("Carlsbad") to develop, manufacture and sell three bioequivalent products (see Note 10).

*Cybear Internet Operating Expenses*

In the Company's Consolidated Statements of Income, Cybear Internet operating expenses represents Cybear Group's operating expenses except cost of goods sold and Cybear other charges. Such Cybear Group operating expenses include network operations and operations support, product development, selling, general and administrative and depreciation and amortization, and exclude cost of goods sold and intergroup eliminations.

*Stock-Based Compensation*

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". Under the provisions of SFAS No. 123, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value based method, or can continue to recognize compensation cost using the intrinsic value method under the provisions of Accounting Principles Board Opinion ("APB") No. 25. However, if the provisions of APB No. 25 are applied, pro forma disclosures of net income or loss and earnings or loss per share must be presented in the financial statements as if the fair value method had been applied. For the years ended December 31, 2001, 2000 and 1999, the Company measures compensation costs under the provisions of APB No. 25, and the Company has provided the expanded pro forma disclosures required by SFAS No. 123 (see Note 15).

*Issuance of Stock by Subsidiary*

The Company accounted for the issuances of shares of common stock by Cybear as equity transactions within the Consolidated Statements of Stockholders' Equity and excluded the results of such transactions from the Consolidated Statements of Income. The Company does not currently intend to issue shares of common stock of its other subsidiaries.

*Legal Expenses*

Legal expenses are included in selling, general and administrative and are expensed as incurred. In 2000 and prior periods, legal expenses reflect legal costs incurred as well as an estimate of legal costs expected to be incurred in defending against its patent infringement claims to their conclusion. In 2001, due to the increased complexity of the Company's patent infringement litigation, legal costs expected to be incurred to the conclusion of the patent infringement litigation were not reasonably estimatable. The effect of the change was not material to the consolidated financial statements of the Company.

*Income Taxes*

The provisions of SFAS No. 109, "Accounting for Income Taxes", require, among other things, recognition of future tax benefits measured at enacted rates attributable to the deductible temporary differences between the financial statement and income tax bases of assets and liabilities and to benefit net operating loss carryforwards to the extent that the realization of such benefits is "more likely than not" (see Note 11). Under the provisions of SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

*Earnings (loss) per share*

The Company utilizes the provisions of SFAS No. 128, "Earnings Per Share".

As a result of the Reorganization, Andrx Corporation's operating results for the year ended December 31, 2001 have been allocated to each class of common stock. Accordingly, for the year ended December 31, 2001, net income and basic and diluted net income per share of Andrx common stock excludes Andrx Corporation's 100% ownership of Cybear Group. For the year ended December 31, 2000, the net income used in computing net income per share of Andrx common stock is based on the consolidated results of Andrx, including the majority ownership of Cybear through September 6, 2000 and the net income of Andrx, excluding Andrx's 100% ownership of Cybear Group from September 7, 2000 to December 31, 2000. For the year ended December 31, 1999, the net income used in computing net income per share of Andrx common stock is based on the consolidated results of Andrx, including the majority ownership of Cybear. The net loss and weighted average shares outstanding in the computation of net loss per share of Cybear common stock for the year ended December 31, 2000 are based on the period from September 7, 2000 (the effective date of issuance of Cybear common stock) to December 31, 2000 and are adjusted to reflect the July 2001 one-for-four reverse stock split.

(in thousands, except for share and per share amounts)

**ANDRX**

The shares used in computing net income per share of Andrx common stock are based on the weighted average shares of Andrx common stock outstanding for the years ended December 31, 2001, 2000 and 1999. The diluted basis considers the weighted average shares of common stock outstanding for Andrx common stock including common stock equivalents. Anti-dilutive weighted average stock options to purchase shares of Andrx common stock were excluded in computing diluted earnings per share because their effects were anti-dilutive for the respective periods.

A reconciliation of the denominators of basic and diluted earnings per share of Andrx common stock for the years ended December 31, 2001, 2000 and 1999 is as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Basic weighted average shares of common stock outstanding | 69,998,000 | 67,756,000 | 61,980,000 |
| Effect of dilutive items: | | | |
| Stock options | 2,245,000 | 2,700,000 | 2,356,000 |
| Warrants | - | - | 617,000 |
| Diluted weighted average shares of common stock outstanding | 72,243,000 | 70,456,000 | 64,953,000 |
| Anti-dilutive weighted average stock options | 290,000 | 32,000 | 118,000 |

**CYBEAR**

Cybear generated a net loss for the year ended December 31, 2001 and for the period from September 7, 2000, to December 31, 2000. Accordingly, all Cybear common stock equivalents were excluded from the Cybear calculation of diluted shares since the effects were anti-dilutive. As of December 31, 2001 and 2000, there were 318,039 and 393,347 anti-dilutive options outstanding, respectively.

The following table reconciles the consolidated net income in the Andrx Corporation and subsidiaries' consolidated financial statements to the separate supplemental group financial statements of Andrx and Cybear (see Note 20).

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Andrx Corporation and subsidiaries consolidated net income | $ 37,546 | $ 58,532 | $ 94,054 |
| Cybear net loss included above: | | | |
| Subsequent to the Reorganization | 35,316 | 8,341 | - |
| Prior to the Reorganization | - | 14,974 | 10,774 |
| Add back Cybear net loss | 35,316 | 23,315 | 10,774 |
| Less minority ownership in Cybear net loss prior to the Reorganization and other | - | (4,146) | (1,937) |
| Less gain on sale of Cybear shares | - | - | (643) |
| Less intercompany eliminations (primarily interest and management fees) | - | (29) | (329) |
| Andrx Group net income (excluding Andrx's ownership of Cybear) | $ 72,862 | $ 77,672 | $ 101,919 |
| Cybear Group net loss | $ (35,316) | $ (23,315) | $ (10,774) |

The following table reconciles the consolidated net income in the Andrx Corporation consolidated financial statements to the net income allocated to Andrx Group:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Andrx Corporation consolidated net income | $ 37,546 | $ 58,532 | $ 94,054 |
| Add back Cybear net loss included above: | | | |
| Subsequent to Reorganization | 35,316 | 8,341 | - |
| Net income allocated to Andrx Group (including Cybear through September 6, 2000) | $ 72,862 | $ 66,873 | $ 94,054 |

(in thousands, except for share and per share amounts)

*Stock Splits*

In May 1999 and March 2000, the Company implemented two-for-one stock splits of Andrx common stock effected in the form of 100% stock dividends. All Andrx share and per share amounts included herein give effect to these stock splits.

On July 31, 2001, the Company implemented a one-for-four reverse stock split of Cybear common stock whereby each four shares of existing Cybear common stock were exchanged for one share of new Cybear common stock. All share and per share amounts of Cybear common stock included herein give effect to the one-for-four reverse stock split.

*Fair Value of Financial Instruments*

As of December 31, 2001 and 2000, the carrying amount of cash and cash equivalents, accounts receivable, net, accounts payable and accrued and other liabilities approximate fair value due to the short maturity of these instruments. Investments available-for-sale are carried at fair value.

*Concentration of Credit Risk*

The Company invests in U.S. Treasury and government agency securities, debt instruments of corporations and tax advantaged money market preferreds with investment grade credit ratings. The Company has established guidelines relative to diversification and maturities that are designed to help ensure safety and liquidity.

Accounts receivables are principally due from independent pharmacies, warehousing pharmacy chains, pharmacy buying groups, physician offices and wholesalers and distributors. Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential uncollectable accounts.

The Company conducts a significant amount of its bioequivalent and brand product sales with a limited number of large pharmaceutical wholesalers and pharmacy warehousing chains. The loss of any of these customers would have an adverse effect on Andrx Group's business and results of operations.

The Company has no off-balance sheet concentration of credit risk.

*Comprehensive Income*

SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and presentation of comprehensive income or loss and its components in financial statements. The Company has included the required disclosure of this pronouncement in the accompanying Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999, as required.

*Business Segments*

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for defining the Company's segments and disclosing information about them. The provisions of SFAS No. 131 require that the segments be based on the internal structure and reporting of the Company's operations (see Note 18).

*Recent Accounting Pronouncements*

*Classification in the Statement of Cash Flows of the Income Tax Benefit Realized by a Company upon Employee Exercise of a Non-Qualified Stock Option*

In July 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Realized by a Company upon Employee Exercise of a Non-qualified Stock Option" ("EITF 00-15"). This issue addresses the presentation in the statement of cash flows of the income tax benefit related to exercises of non-qualified stock options. Companies receive an income tax deduction for the difference between the exercise price and the market price of a non-qualified stock option upon exercise by the employee. EITF 00-15 concludes that the income tax benefit realized by a company upon employee exercise should be classified in the operating section of the statement of cash flows. The pronouncement is effective for all quarters ending after July 20, 2000. The Company adopted EITF 00-15 in 2000 and, accordingly, has classified its 2001 and 2000 income tax benefits related to exercises of stock options of $18,363 and $19,870 as an operating activity in the Consolidated Statements of Cash Flows and in 2000 reclassified $9,368 relating to 1999 from financing activities to operating activities to conform with this presentation.

*Derivatives*

As of January 1, 2001, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. Adoption of the provisions of this pronouncement had no effect on the Company's consolidated financial statements since the Company does not have any derivative financial instruments or hedging activities.

*Business Combinations*

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". This pronouncement addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations within the scope of SFAS No. 141 are to be accounted for under the purchase method. SFAS No. 141 is effective for business combinations occurring after June 30, 2001. The Company adopted the provisions of SFAS No. 141 as of the effective date. Adoption of the provisions of this pronouncement had no impact on the consolidated financial statements of the Company.

*Goodwill and Other Intangible Assets*

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This pronouncement addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination). SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. With the adoption of SFAS No. 142, goodwill and certain other intangible assets are no longer subject to amortization. Instead, goodwill will be subject to at least an annual assessment for impairment in value by applying a fair value based test. Any applicable impairment loss is the amount, if any, by which the implied fair value of goodwill is less than the carrying or book value. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. An impairment loss for goodwill arising from the initial application of SFAS No. 142 is to be reported as a cumulative effect of a change in accounting principle. The Company will adopt the provisions of SFAS No. 142, as appropriate. The Company estimates that it will no longer be recording approximately $3,200 in annual goodwill amortization in future periods. The Company is in the process of evaluating if

(in thousands, except for share and per share amounts)

there is any impairment in value of its goodwill and will not be able to determine the ultimate impact of this pronouncement until such time the Company fully applies its provisions which the Company does not believe will have a material impact on its consolidated financial statements.

*Asset Retirement Obligations*
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This pronouncement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes the adoption of SFAS No. 143 will not have a material impact on the consolidated financial statements of the Company.

*Long-Lived Assets*
In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This pronouncement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This pronouncement supersedes SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived* Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The Company believes that the adoption of SFAS No. 144 will not have a material impact on the consolidated financial statements of the Company.

*Reclassifications*
Certain prior years amounts have been reclassified to conform to the current year presentation.

**(3) Acquisitions**
On March 15, 2000, Andrx acquired certain assets of Valmed Pharmaceuticals, Inc. ("Valmed"), a privately owned distributor of bioequivalent pharmaceuticals headquartered in Grand Island, New York. The acquisition was accounted for using the purchase method of accounting. Accordingly, the excess of the total purchase price of approximately $15,195, including transaction costs, over the fair value of the net assets acquired, primarily accounts receivable, inventories and property, plant and equipment was approximately $8,700 which represents goodwill, and is included in Goodwill, net in the accompanying Consolidated Balance Sheets. Such goodwill was amortized on a straight-line basis over its estimated life of 15 years through December 31, 2001. Effective with the adoption of SFAS No. 142 goodwill will no longer be subject to amortization. Instead, goodwill will be subject to an annual assessment for impairment in value by applying a fair value based test.

In March 2000, Cybear entered into a software license agreement and a development service agreement with AHT whereby, among other things, Cybear obtained non-exclusive licenses to two AHT software applications and whereby Cybear agreed to develop a software application for AHT. In connection with these agreements, Cybear loaned $4,000 to AHT in exchange for a secured promissory note. In the third quarter of 2000, due to the uncertainty of collection resulting from AHT filing for bankruptcy protection in September 2000, Cybear recorded a 100% allowance against the $4,000 note. On November 22, 2000, Cybear Group acquired certain of the operating assets of AHT under the terms of an acquisition agreement approved by the United States Bankruptcy Court. Accordingly, Cybear Group recognized a $2,000 credit in the fourth quarter of 2000. Such credit represents the receipt of AHT's assets with an estimated value of $2,000, in exchange for a portion of the $4,000 secured convertible note. Cybear other charges for the year ended December 31, 2000 include the $4,000 allowance against the note receivable from AHT offset by the $2,000 credit related to the receipt of AHT assets.

On January 23, 2001, Andrx completed its acquisition of CTEX Pharmaceuticals, Inc. ("CTEX"), a privately owned pharmaceutical company based in Madison, Mississippi. The acquisition was accounted for using the purchase method of accounting. The total purchase price, including transaction costs, was approximately $29,356, consisting of approximately $11,190 in cash, including transaction costs and 291,400 shares of Andrx common stock valued at $18,166. The purchase price, after allocation of $2,638 to product rights, was in excess of the preliminary estimate of the fair value of net liabilities acquired and resulted in goodwill of $27,255. As part of the acquisition of CTEX, Andrx acquired CTEX's sales force and related infrastructure. Such goodwill was being amortized on a straight-line basis over its estimated life of ten years through December 31, 2001. Effective with the adoption of SFAS No. 142 goodwill will no longer be subject to amortization. Instead, goodwill will be subject to at least an annual assessment for impairment in value by applying a fair value test. In addition, in connection with the acquisition, Andrx made loans to the former CTEX shareholders for $3,697 which are due to Andrx no later than January 23, 2006 but under certain circumstances may be forgiven as additional purchase price consideration. In the event of default, the loans bear interest at 18% or the highest rate permitted by applicable state law and are collateralized by 68,250 shares of Andrx common stock. These loans are included in Other assets in the Consolidated Balance Sheet as of December 31, 2001. The operating results of CTEX are included in the consolidated financial statements subsequent to the January 23, 2001 acquisition.

On March 30, 2001, Andrx completed its acquisition of substantially all of the assets of Armstrong Pharmaceuticals ("Armstrong"), a division of Celltech Manufacturing, Inc., formerly known as Medeva Pharmaceuticals, Inc., based in West Roxbury, Massachusetts. Armstrong manufactures pharmaceutical aerosols, principally metered dose inhalers ("MDIs") on a contract manufacturing basis for major pharmaceutical companies and holds an approved ANDA for Albuterol MDI. The acquisition was accounted for using the purchase method of accounting. The total purchase price, including transaction costs, of approximately $18,218, was preliminarily allocated among the acquired net assets, resulting in no goodwill.

On April 2, 2001, Cybear acquired Mediconsult in a stock-for-stock merger whereby each share of Mediconsult common stock was exchanged for .0358 shares of Cybear common stock (reflects the effect of the July 31, 2001 one-for-four reverse stock split). Accordingly, 2,355,000 shares of Cybear common stock were issued in April 2001 in connection with this transaction, and upon satisfaction of certain merger conditions in July 2001, an additional 587,000 shares of Cybear common stock were issued to the Mediconsult stockholders. The market value of the total shares issued was approximately $4,765. The acquisition was accounted for using the purchase method of accounting. In connection with this transaction, Cybear Group incurred $3,242

(in thousands, except for share and per share amounts)

in transaction costs and advances to Mediconsult. The purchase price, including transaction costs, was in excess of the preliminary estimate of the fair value of the net liabilities assumed, resulting in an allocation to other intangible assets for physicians network and trademarks of $11,571 and goodwill of $381. Such other intangible assets and goodwill were amortized on a straight-line basis over its estimated life of five years through December 31, 2001. Effective with the adoption of the SFAS No. 142 goodwill will no longer be subject to amortization. Instead, goodwill will be subject to an annual assessment for impairment in value by applying a fair value based test.

The following unaudited pro forma information combines the consolidated results of operations of Andrx Corporation and Mediconsult including the allocation of the pro forma operating results to Andrx Corporation's classes of common stock as if the acquisition of Mediconsult had occurred as of the beginning of the period for each of the periods presented after giving effect to certain adjustments including amortization of the purchase price in excess of the net liabilities assumed, elimination of Mediconsult's historical goodwill amortization, elimination of Mediconsult's historical compensation expense relating to the difference between SFAS No. 123, "Accounting for Stock-Based Compensation" and APB No. 25, "Accounting for Stock Issued to Employee," interest expense and income tax benefit. This unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred if Andrx Corporation and Mediconsult had been combined during such periods. Moreover, the unaudited pro forma information is for informational purposes only and is not intended to be indicative of the results of operations expected to be attained in the future.

The following unaudited pro forma information does not give effect to the Company's March 15, 2000 acquisition of certain assets of Valmed, the January 23, 2001 acquisition of CTEX or the March 30, 2001 acquisition of certain assets of Armstrong, as the effect of such acquisitions is not material.

| | Years Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Revenues | $ 749,927 | $ 540,549 |
| Income from operations | $ 51,970 | $ 52,705 |
| Net income | $ 34,472 | $ 39,623 |
| ANDRX GROUP COMMON STOCK: | | |
| Net income allocated to Andrx Group (including Cybear through September 6, 2000) | $ 74,335 | $ 78,320 |
| Net income per share of Andrx Group common stock: | | |
| Basic | $ 1.06 | $ 1.16 |
| Diluted | $ 1.03 | $ 1.11 |
| Weighted average shares of Andrx Group common stock outstanding: | | |
| Basic | 69,998,000 | 67,756,000 |
| Diluted | 72,243,000 | 70,456,000 |
| CYBEAR GROUP COMMON STOCK: | | |
| Net loss allocated to Cybear Group (subsequent to September 6, 2000) | $ (39,863) | $ (38,697) |
| Basic and diluted net loss per share of Cybear common stock | $ (5.91) | $ (5.74) |
| Basic and diluted weighted average shares of Cybear common stock outstanding | 6,743,000 | 6,743,000 |

**(4) Product Marketing Rights**

On June 30, 2001, Andrx purchased the Entex® line of cough and cold products and related inventories from an affiliate of Elan Corporation, plc ("Elan") for approximately $14,795 in cash, transaction costs and royalties on net sales. The purchase price for the product rights of $14,356 is being amortized over its estimated useful life of ten years. The Entex product rights purchase price, net of accumulated amortization is included in Other intangible assets, net in the Consolidated Balance Sheet as of December 31, 2001.

On July 1, 2001, Andrx entered into an eight-year agreement with the pharmaceutical division of Mallinckrodt ("Mallinckrodt"), a Tyco healthcare company, for the marketing rights and supply of three hydrocodone pain products. As part of the agreement, Andrx is to pay Mallinckrodt $1,000 upon approval of each of the products and royalties on a percentage of the net sales of this product line. Andrx also agreed to pay an annual licensing fee of $100 to Mallinckrodt for use of the trade name Anexsia®. Two dosage strengths were launched under the newly licensed trade name, Anexsia, in November 2001, and the third dosage strength also to be marketed under the trade name Anexsia, which is the highest strength, is expected to be approved by the FDA in 2002. Accordingly, through December 31, 2001, Andrx paid $2,000 to Mallinckrodt for product rights and $100 for the use of the trade name Anexsia. The Anexsia product rights purchase price, net of accumulated amortization is included in Other intangible assets, net in the Consolidated Balance Sheet as of December 31, 2001.

On October 24, 2001, Andrx terminated its 1999 agreement with Geneva and reacquired all of Geneva's marketing rights for two brand products under development by Andrx; consisting of U.S. and selected international marketing

(in thousands, except for share and per share amounts)

rights for Metformin XT, a controlled-release formulation of Metformin, and selected international marketing rights to Altocor, a high-potency, extended-release lovastatin. In return for relinquishing Geneva's marketing rights to these products back to Andrx, Geneva will no longer make payments to Andrx of $1,000 per month and Andrx will pay Geneva certain milestone payments and a royalty on net sales in the U.S. for Metformin XT for a period of five years. In 2001, Andrx paid Geneva a $2,000 milestone payment which is included in research and development expenses. For the years ended December 31, 2001, 2000 and 1999, Andrx recorded as Other revenues included in the accompanying Consolidated Statements of Income, $12,981, $14,019 and $7,000, respectively, of fees from Geneva. Andrx's distribution operations will continue to distribute Geneva products in the normal course of business.

Andrx has entered into additional development and licensing agreements covering bioequivalent pharmaceuticals with U.S. and foreign pharmaceutical companies. Pursuant to these agreements, the licenses typically will fund the cost of product research and development and will pay Andrx royalties in exchange for a license to market the products for a specified territory.

Andrx also works with other pharmaceutical companies to formulate controlled-release versions of existing commercialized drugs and drugs they are developing using Andrx's proprietary drug delivery technologies.

### (5) Other Intangible Assets, Net

Other intangible assets, net consist of the following:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Product rights | $ 18,456 | $ - |
| Physicians network and trademarks | 11,571 | - |
| Patents | 1,569 | 650 |
| Software development | - | 485 |
| | 31,596 | 1,135 |
| Less accumulated amortization | (3,291) | (260) |
| | $ 28,305 | $ 875 |

### (6) Investments Available-For-Sale

Investments available-for-sale consist of the following:

| December 31, 2001 | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Market Value |
|---|---|---|---|---|
| U.S. Treasury and government agency securities. | $ 119,980 | $ 492 | $ (16) | $ 120,456 |
| Corporate bonds | 7,607 | 150 | - | 7,757 |
| Tax advantaged money market preferreds | 54,900 | - | - | 54,900 |
| | $ 182,487 | $ 642 | $ (16) | $ 183,113 |

| December 31, 2000 | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Market Value |
|---|---|---|---|---|
| U.S. Treasury and government agency securities | $ 78,518 | $ 255 | $ (1) | $ 78,772 |
| Corporate bonds | 14,369 | 59 | - | 14,428 |
| Tax advantaged money market preferreds | 128,000 | - | - | 128,000 |
| | $ 220,887 | $ 314 | $ (1) | $ 221,200 |

(in thousands, except for share and per share amounts)

### (7) Inventories

Inventories consist of the following:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Raw materials | $ 42,326 | $ 8,238 |
| Work in process | 16,212 | 4,234 |
| Finished goods | 103,153 | 88,747 |
| | $ 161,691 | $ 101,219 |

As of December 31, 2001, the Company has approximately $33,883 in raw materials, work in process and finished goods inventories relating to products that have either not been approved by the FDA or which have not yet been launched. Included in the December 31, 2001 inventory of products not approved by the FDA or launched was $7,790 relating to the Company's bioequivalent version of Glucophage which the Company launched in January 2002. As of December 31, 2000, the Company did not have any raw materials, work in process, or finished goods inventory relating to products that were not approved by the FDA or had not been launched as of December 31, 2000.

### (8) Property, Plant and Equipment, Net

Property, plant and equipment, net are summarized as follows:

| | December 31. | |
|---|---|---|
| | 2001 | 2000 |
| Land | $ 7,232 | $ 2,903 |
| Buildings | 33,388 | 11,943 |
| Manufacturing equipment | 44,250 | 20,384 |
| Laboratory equipment | 13,204 | 8,801 |
| Leasehold improvements | 14,037 | 11,392 |
| Computer hardware and software | 20,675 | 17,327 |
| Furniture and fixtures | 8,974 | 3,840 |
| | 141,760 | 76,590 |
| Less: accumulated depreciation and amortization | (30,440) | (19,265) |
| | 111,320 | 57,325 |
| Construction in progress | 28,578 | 20,448 |
| | $ 139,898 | $ 77,773 |

Depreciation expense was $13,521, $7,720 and $4,401 for the years ended December 31, 2001, 2000 and 1999, respectively.

### (9) Cybear Other Charges

The Company measures impairment of goodwill using the undiscounted cash flow method whenever events and circumstances warrant revised estimates of useful lives or recognition of an impairment of goodwill. The undiscounted cash flow method compares the net book value being tested to the estimated aggregate undiscounted cash flows; if the net book value exceeds the estimated aggregate undiscounted cash flows, the excess carrying amount of goodwill is written off. The Company followed this method in determining the goodwill write-off of Telegraph Consulting Corporation ("Telegraph") and the Reorganization goodwill described below.

In June 2001, Cybear wrote off the remaining $1,982 of goodwill established with the acquisition of Telegraph by Cybear in 1999. Such write-off was the result of an evaluation of the Telegraph goodwill in consideration of, among other things, Cybear Group's business strategy and the acquisition of Mediconsult (see Note 3). As a result, the future benefits previously associated with the Telegraph goodwill no longer existed.

In September 2001, Cybear wrote off the remaining $9,313 of goodwill established in the September 2000 Reorganization. Such write-off was the result of an evaluation of the Reorganization goodwill in consideration of, among other things, Cybear Group's business subsequent to the Reorganization. As a result, the future benefits previously associated with the Reorganization goodwill no longer existed.

In 2001, Cybear recorded an additional charge of $1,722 associated with an estimated loss that Cybear expects to incur in subleasing all or a portion of its Fort Washington, PA, Tarrytown, NY and Boca Raton, FL locations. This write-off was the result of an evaluation of Cybear's business strategy and decision to consolidate facilities into the Boca Raton headquarters. Also, in December 2001, Cybear recorded a charge of approximately $1,742 for certain

(in thousands, except for share and per share amounts)

computer software licenses that Cybear Group no longer intends to market or otherwise attempt to commercialize. Such write-off was the result of an evaluation of the revenues and cash flows generated by these software licenses and in consideration of, among other things, Cybear Group's business strategies. As a result, the future benefits previously associated with these software licenses no longer exist.

In 2000, Cybear recorded $1,202 in merger costs associated with the Reorganization. Cybear also recorded $6,022 in an allowance against a note receivable, severance costs, impairment charges to certain assets and costs incurred to resolve a dispute and to terminate certain agreements, offset by a $2,000 credit in connection with the acquisition of substantially all of the operating assets of AHT, in exchange for a portion of a $4,000 secured convertible note pursuant to an agreement approved by the United States Bankruptcy Court.

**(10) Unconsolidated Joint Ventures**

In July 1994, and as originally amended on October 30, 1995, the Company and Circa Pharmaceuticals, Inc., now a wholly-owned subsidiary of Watson Pharmaceuticals, Inc. ("Watson") (the Company and Watson are hereafter collectively referred to as the "Partners"), formed ANCIRC, a 50/50 joint venture to develop, manufacture and market up to eight bioequivalent controlled-release pharmaceutical products. The agreement between the Partners contemplated that Andrx, would perform the research and development formulations for ANCIRC's products, and would market and distribute ANCIRC's products following FDA approval, and that Watson would provide the regulatory support for ANCIRC's products and would manufacture the ANCIRC products.

In September 1998, ANCIRC received approval of its first manufactured product, a bioequivalent version of Trental and launched this product. On March 24, 1999, the FDA approved the ANDA for the second ANCIRC product, a bioequivalent version of Oruvail, which was launched in April 1999. Due to manufacturing problems, ANCIRC halted the production and sale of ANCIRC's bioequivalent version of Oruvail in June 1999. In April 2001, ANCIRC commenced producing and selling such product.

Capital contributions to, distributions from and net income or loss generated by ANCIRC are allocated in proportion to the respective Partners' interest in the joint venture.

ANCIRC is managed by and under the direction of a management committee which is comprised of six members. Three members are appointed by each Partner. Based on the equal representation of the management committee and the Company's inability to unilaterally control the joint venture, the Company utilizes the equity method to account for this joint venture.

In November 2000, the Company and Watson further amended the terms of the ANCIRC joint venture agreement. Under the amendment, Andrx is solely responsible for all of the costs to develop, manufacture and sell the remaining six products, and Watson may receive a royalty on net sales, if any, from the commercialization of those products (see Note 12). The amendment also provides that Andrx may elect to discontinue its efforts to develop any of these six products at any time. The 50/50 joint venture relationship for the two-marketed products is continuing, except effective November 1, 2000, the profits generated by ANCIRC will be allocated 75% to the Andrx partner and 25% to the Watson partner until such time as Andrx has been allocated $611 of profit greater than Watson to equalize the Partners' respective capital accounts activity.

In August 2000, Andrx Corporation entered into CARAN, a 50/50 joint venture with Carlsbad to develop, manufacture and sell three bioequivalent pharmaceutical products, for which ANDAs have been filed with the FDA, including the bioequivalent version of Pepcid, which was launched in 2001 and a bioequivalent version or Prozac. Carlsbad developed and will manufacture the products and Andrx will distribute such products.

As of December 31, 2001 and 2000, the Company's investment in unconsolidated joint ventures was $1,907 and $755, respectively, and is included in Other assets in the Consolidated Balance Sheets.

Condensed financial information of the unconsolidated joint ventures is not presented as they are not material to the consolidated financial statements of the Company.

(in thousands, except for share and per share amounts)

## (11) Income Taxes

The components of the provision for income taxes are summarized as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Current provision | | | |
| Federal | $ 36,123 | $ 41,326 | $ 69,855 |
| State | 3,258 | 2,362 | 3,992 |
| | 39,381 | 43,688 | 73,847 |
| Deferred benefit | | | |
| Federal | (7,564) | (3,612) | (17,445) |
| State | (432) | (206) | (997) |
| | (7,996) | (3,818) | (18,442) |
| Total | $ 31,385 | $ 39,870 | $ 55,405 |

The following table indicates the significant elements contributing to the difference between the federal statutory rate and the Company's effective tax rate:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Federal statutory rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of Federal effect | 2.0% | 2.0% | 2.0% |
| Change in valuation allowance on net deferred income tax assets | - | 3.3% | (2.7)% |
| Non-deductible goodwill and Reorganization costs | 7.9% | 2.9% | - |
| Other, net | 0.6% | (2.7)% | 2.8% |
| Effective tax rate | 45.5% | 40.5% | 37.1% |

Deferred income taxes represent the tax effect of the difference between financial reporting and income tax bases of assets and liabilities. The amount of tax liability relating to tax depreciation in excess of book depreciation is included in Other liabilities in the Consolidated Balance Sheets. The major components of deferred tax assets and liabilities are as follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| DEFERRED INCOME TAX ASSET | | |
| Net operating loss carryforwards | $ 7,249 | $ 7,249 |
| Allowance for doubtful accounts | 2,823 | 2,559 |
| Other operating reserves | 25,857 | 15,639 |
| Cybear product development | 2,065 | 2,230 |
| | 37,994 | 27,677 |
| Valuation allowance | (7,249) | (7,249) |
| Deferred income tax assets, net | $ 30,745 | $ 20,428 |
| DEFERRED INCOME TAX LIABILITY | | |
| Tax over book depreciation | $ 3,428 | $ 1,460 |

The following table indicates the activity in the valuation allowance:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Beginning balance, January 1 | $ (7,249) | $ (3,957) |
| Utilized | - | 3,572 |
| Provided for Cybear, separate company, prior to the Reorganization | - | (6,864) |
| Ending balance, December 31 | $ (7,249) | $ (7,249) |

(in thousands, except for share and per share amounts)

At December 31, 2001, the Company had available net operating loss carryforwards generated by Cybear of $19,681. The net operating loss carryforward, which begins to expire in 2019, can only be utilized by Cybear to offset its future taxable income, on a separate company basis.

In assessing the realizability of deferred tax assets, pursuant to SFAS No. 109, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be utilized. The Company has recorded a valuation allowance of $7,249 for all deferred tax assets resulting from Cybear's net operating loss carryforwards. The Company adjusts the valuation allowance in the period management determines it is more likely than not that the deferred tax assets will be realized.

In connection with the Reorganization, Cybear and other members of the Andrx Corporation consolidated group entered into, among other things, a federal and state tax sharing agreement. Andrx Corporation will utilize the separate return method of accounting for purposes of allocating federal and state consolidated income tax liabilities among group members. Under the terms of the tax sharing agreement, a member of the group will be allocated its income tax benefits and expenses in the year generated. Except as set forth in the supplement referred to below, to the extent a member cannot utilize its income tax benefits in the year generated, that member will not be compensated in that year by other members of the Andrx Corporation consolidated group for utilization of those benefits. Instead, if and when a member leaves the group, Andrx Corporation may elect to reimburse that member for any unreimbursed income tax benefits utilized. That reimbursement will take the form of a capital investment by Andrx Corporation, for which it will receive stock. In the case of any "tracking stock" members, such as Cybear Group, the stock received by Andrx Corporation shall be in the form of Cybear common stock. In addition, if any member of the group causes another member to become subject to state income tax in a state where it would otherwise not be taxed on a separate company basis, the member causing the income tax liability shall be fully responsible for the state income tax of the other member. Subsequent to the Reorganization, any income tax benefits that Cybear is unable to utilize on a separate company basis will be allocated to Andrx.

In October 2000, Andrx and Cybear signed a supplement to the tax sharing agreement, whereby Cybear will be reimbursed by Andrx Corporation for specific tax benefits utilized by Andrx Corporation in connection with an election Cybear made on its 2000 and 1999 separate federal corporate tax return to amortize certain product development expenses over a period of ten years. Such reimbursements from the Company are accounted for by Cybear Group as a capital contribution. As a result of the supplement to the tax sharing agreement, Cybear Group may be reimbursed by Andrx for the after-tax effect of amortizing approximately $6,000 of such expenses over ten years.

Under the provisions of the tax sharing agreement related to the Reorganization, for financial statement purposes, at such time as Cybear Group achieves profitability, or is otherwise able to recognize its tax benefits under accounting principles generally accepted in the United States, if ever, Cybear will recognize the benefit of its accumulated income tax benefits (which had previously been utilized by Andrx) in its statement of operations with a corresponding decrease to Cybear's equity (i.e., effectively accounted for as a non-cash dividend). To the extent Andrx is profitable and is able to utilize such tax benefit and Cybear is generating losses, it is expected that Andrx's effective tax rate will be less than the statutory federal and state rate. If Cybear attains profitability or is otherwise able to recognize its tax benefits, Andrx's effective tax rate may be greater than the statutory federal and state income tax rate to the extent of Cybear's then unreimbursed accumulated tax benefits that can be realized (Andrx will then reverse the tax benefits previously recorded, i.e., effectively transferring such tax benefits to Cybear in the form of a non-cash equity transaction).

In connection with the Reorganization, Andrx Corporation changed its method of accounting for allocating income taxes within the consolidated group from the pro rata method to the separate return method. Had the separate return method of allocating income taxes been utilized prior to the Reorganization, Cybear would not have been able to record any income tax benefits, as compared to $2,824, as recognized under the pro rata method for the year ended December 31, 1999 (exclusive of the effect of minority interest of approximately 5%). Conversely, applying the pro rata method for the year ended December 31, 2001 and for the period from September 7, 2000 through December 31, 2000 would have resulted in an income tax benefit allocation from Andrx to Cybear of approximately $7,600 and $4,800, respectively.

### (12) Commitments and Contingencies

*Memorandum of Understanding with Genpharm*

The Company entered into a memorandum of understanding ("MOU") with Genpharm, Inc. ("Genpharm") relating to the filing dates of their respective ANDAs for a bioequivalent version of Prilosec. While the FDA assigned to Andrx the earliest filing date for this product, Genpharm had contended that the FDA improperly refused to accept the filing of its earlier ANDA submission. Rather than litigating the issue as to which of their ANDA's was the first filed, including the possibility of affecting Andrx's 180-days of market exclusivity, the parties agreed to set aside their dispute in order to maximize the likelihood that there will be a bioequivalent product made available to U.S. consumers as soon as prudently possible.

The MOU currently provides that Andrx will market whichever of these products may first be lawfully and prudently marketed, and that through cross licenses, the parties will receive royalties based on the profits derived from the sale of either or both products according to a sliding scale. Based on the anticipated profits, Andrx will share, based on a sliding scale, approximately 15% of those profits with Genpharm.

On November 16, 2001, prior to obtaining FTC approval of the MOU, Andrx received FDA final marketing approval of its ANDAs for bioequivalent versions of Prilosec, and was advised by FDA that Andrx and Genpharm would share the 180-day market exclusivity for the 10mg and 20mg strengths of this product, and that Andrx alone would have 180-day market exclusivity for its 40mg strength. This shared exclusivity concept will likely preclude FTC approval of the MOU in its current form. It remains unclear whether any of the terms of the MOU will survive, and the resolution of this issue may depend upon the results obtained in the pending patent litigation involving Andrx, Genpharm and AstraZeneca.

*Agreement with a Law Firm*

On January 2, 2002, Andrx entered into an agreement with a law firm (the "Law Firm") it utilizes on matters relating to its efforts to market bioequivalent versions of Tiazac and Prilosec (see Note 17). Under the terms of and as defined in the agreement, Andrx shall pay the Law Firm (i) 2.5% of net sales of the product directly or indirectly resulting from the ANDA Andrx filed for a

(in thousands, except for share and per share amounts)

bioequivalent Tiazac, (ii) up to 2.75% of net sales of the product directly or indirectly resulting from the ANDA Andrx filed for a bioequivalent version of Prilosec, with this amount declining to not less than 1.75% following achievement of certain cumulative net sales amounts, and (iii) up to 2.5% of the value created, by any settlement or agreement with AstraZeneca or any other party concerning bioequivalent Prilosec, in each case certain conditions stated in the agreement occur, and the agreement calls for the Law Firm to receive 25% of the damages adjudged against Biovail in the Tiazac litigation. Upon the occurrence of any of the events entitling the Law Firm to the aforementioned payments, Andrx will estimate the present value of the aggregate payments the Law Firm is entitled to receive under the agreement, and recognize such amount as an expense and liability. Such estimates will be evaluated periodically and adjusted as necessary. Andrx is currently not able to estimate the present value of the potential obligations under this agreement. However, the amount of this obligation and the adjustments which could result from changes in the Company's estimate of the remaining present value of those payments could be significant.

*Royalty on ANCIRC Products*

Pursuant to the ANCIRC agreement, as amended, in November 2000, upon commercialization, Watson may be entitled to receive a royalty on net sales of the Company bioequivalent versions of Procardia XL and Glucotrol XL (see Note 10).

*Employment Agreements*

In September 2001, the Company entered into employment agreements with certain corporate executive officers, the terms of which commenced on September 28, 2001, and continue for 60 calendar months. These agreements provide, among other things, that if the employment of the named corporate executives is terminated by the Company without cause or if there is a change in control of the Company, the Company may make a lump sum payment of three times the annual compensation, as provided, and may vest in full on any installments of shares under stock option agreements. Additionally, if the executive officers resign after there is a change in Chief Executive Officer, as provided, the named executives may vest in full or any installments of shares under their stock option agreements.

The following schedule summarizes the future minimum payments under the employment agreements as of December 31, 2001:

| | |
|---|---|
| 2002 | $ 770 |
| 2003 | 770 |
| 2004 | 770 |
| 2005 | 770 |
| 2006 | 578 |
| | $ 3,658 |

*Valmed Profit Sharing Arrangement*

In 2000, upon acquiring Valmed, the Company entered into a profit sharing agreement with several former shareholders of Valmed and current Andrx employees. Under the terms of the agreement, the individuals received profit sharing payments of $1,239 and $447 in 2001 and 2000, respectively, based upon pretax profits generated by Valmed, as defined by and in accordance with accounting principles generally accepted in the United States.

*Operating Leases*

The Company leases manufacturing, laboratory, warehouse, office space, and various equipment under operating leases which expire at various dates through 2017. The following schedule summarizes future minimum lease payments required under non-cancelable operating leases with terms greater than one year, as of December 31, 2001:

| | |
|---|---|
| 2002 | $ 10,220 |
| 2003 | 10,148 |
| 2004 | 9,705 |
| 2005 | 8,175 |
| 2006 | 6,745 |
| Thereafter | 33,713 |
| | $ 78,706 |

Rent expense amounted to $5,800, $4,633 and $2,674 for the years ended December 31, 2001, 2000 and 1999, respectively.

*Purchase Commitments*

On July 1, 2001, Andrx entered into an eight-year supply and marketing agreement with Mallinckrodt for three hydrocodone pain products. Under the terms of the agreement, Andrx agreed to aggregate minimum purchase commitments of approximately $2,750 over the first four contract years beginning on July 1, 2001. There are no minimum purchase requirements for contract years ending subsequent to June 30, 2005.

The Company had purchase commitments at December 31, 2001, of approximately $52,000 for building, construction, supplies and equipment associated with the expansion of the Company's distribution and manufacturing operations for facilities in Ohio and Florida.

Additionally, in the first quarter of 2002 Andrx started the implementation of the JD Edwards software package and related hardware. JD Edwards is a fully integrated software solution that will allow information to be shared and utilized by the Company's various businesses. The total cost of this project is estimated to be $15,000.

**(13) Related Party Transactions**

In February 1993, the Company entered into a royalty agreement with Dr. Chen, the Company's Co-Chairman and former Chief Scientific Officer, which provides for royalties to Dr. Chen upon the sale of Andrx's bioequivalent version of Cardizem CD, for which the Company received final approval in July 1998 from the FDA. In August 1998, the Company amended that royalty agreement to account for the various contingencies presented by the Stipulation (see Note 17). Royalties paid to Dr. Chen of $4,238, $5,033 and $6,995 for the years ended December 31, 2001, 2000 and 1999, respectively, were based on 3.33% of the net sales of Cartia XT, as defined, and interim and final Stipulation fees. Such royalties are included in selling, general, and administrative expenses in the accompanying Consolidated Statements of Income.

In September 1998, Andrx agreed to sell 83,333 shares of Cybear common stock for $1,000 or the then current market value of $12.00 per share to Cybear's then Chairman of the Board. As of December 31, 1998, Andrx had sold 58,333 shares to Cybear's Chairman and in January 1999, Andrx sold the

(in thousands, except for share and per share amounts)

remaining 25,000 shares under this agreement and recognized a gain of $300. In addition, in October 1999 Cybear's then Chief Executive Officer exercised a warrant for 31,250 shares at the then current market value of $12.00 per share upon which Andrx recognized a gain of $343. Accordingly, Gain on sale of Cybear shares in the 1999 Consolidated Statement of Income include $643, from these transactions.

During 2001, the Company entered into an Asset Purchase Agreement with Athlon Pharmaceuticals, Inc. ("Athlon") whereby the primary shareholder, who is a current employee of the Company and former primary shareholder of CTEX. Under the terms of the agreement the Company sold trademarks, equipment, licenses and permits, marketing materials and packaging supplies related to certain products acquired from CTEX to Athlon. In return, the Company received $500 in cash on December 27, 2001, the closing date of the Asset Purchase Agreement, and will receive another $1,500 in cash in 2002, $500 of which was received on February 1, 2002, with $1,000 due on June 1, 2002. Additionally, among other things, the Company may receive quarterly royalty payments on net sales of certain of these products. This transaction resulted in a net pre-tax gain to the Company of approximately $117.

The Company entered into an Executive Suite License Agreement with Arena Operating Company, LTD for lease of a suite at the National Car Rental Center where the Florida Panthers of the National Hockey League play their home games. The principal owner of the Florida Panthers is Andrx's former Chief Executive Officer and current Co-Chairman of the Board of Directors. Additional owners of the Florida Panthers include Andrx's, current President and Chief Executive Officer and an Andrx subsidiary Vice President. The term of the lease is for one year and automatically renews for successive one year periods until either party provides written notice of intent to cancel prior to March 1, of the contract year. The current annual rental is approximately $109. Additionally, the Company paid approximately $200 to the Florida Panthers Hockey Club for participation in the Panthers Pals Community Group Program. Under the program, the Company purchased 600 tickets for 43 home games from the Florida Panthers Hockey Club for distribution to youth and charities.

In the normal course of its distribution operations, the Company purchases finished good inventory from Ranbaxy Pharmaceutical ("Ranbaxy"). During 2001, Ranbaxy purchased the assets of HMS Sales and Marketing, Inc. The principal shareholder of HMS is a current Director of Andrx and currently serves as a consultant to Ranbaxy. For the years ended December 31, 2001, 2000 and 1999, the Company purchased finished goods inventory of $7,245, $3,345 and $3,325, respectively, from Ranbaxy.

**(14) Stockholders' Equity**

In June 1999, Watson exercised a warrant to acquire 1,348,400 shares of Andrx common stock at an exercise price of $2.23 which was issued to Watson in connection with the original investment in the Company in July 1994.

In May 2000, Andrx completed an underwritten public offering of shares of common stock whereby Andrx sold 5,185,100 shares of common stock receiving net proceeds of $235,819 to be used for the expansion of manufacturing, research and development and administrative facilities, research and development for branded and bioequivalent products, acquisition of products, product candidates and/or companies, working capital requirements and other general corporate purposes.

On January 23, 2001, Andrx completed its acquisition of CTEX issuing 291,400 shares of Andrx common stock.

On April 2, 2001, Cybear completed its acquisition of Mediconsult in a stock-for-stock merger, whereby each share of Mediconsult common stock was exchanged for .0358 shares of Cybear common stock (reflects the effect of the July 31, 2001 one-for-four reverse stock split). Accordingly, 2,355,000 shares of Cybear common stock were issued in April 2001, in connection with this transaction, and upon satisfaction of certain merger conditions in July 2001, an additional 587,000 shares of Cybear common stock were issued to the Mediconsult stockholders. The market value of the total shares issued was approximately $4,765.

**(15) Stock Plans**

In September 2000, shareholders approved the Company's 2000 Stock Incentive Plan (the "2000 Plan") which allows for the issuance of up to 12,000,000 shares of Andrx common stock. Under the provisions of the 2000 Plan, the Company's Board of Directors or its Compensation Committee (the "Andrx Committee") is authorized to grant stock options of Andrx common stock and Cybear common stock to employees, consultants or advisors of the Company. The terms for, and exercise price at which any stock option may be awarded is to be determined by the Andrx Committee. Prior to the approval of the 2000 Plan, the Company operated under the 1993 Stock Incentive Plan, as amended, which allowed for the issuance of up to 8,000,000 shares of Andrx common stock.

In connection with the Reorganization, each Cybear stock option issued under the 1997 Cybear Stock Incentive Plan was automatically converted into an option to purchase .2210 shares of Cybear common stock under the 2000 Plan. Additionally, as provided by the Reorganization, similar to Andrx Corporation stockholders, Andrx Corporation option holders received .0372 options to acquire Cybear common stock for each option held in Andrx Corporation. Total Cybear Group options issued to Andrx Corporation option holders were 194,875 at $12.00 per share.

As of December 31, 2001, approximately 7,600,000 options remain available for future grants under the 2000 Plan.

In July 2001, the Andrx stockholders approved the adoption of an Employee Stock Purchase Plan. The number of shares available for purchase by participating employees under the plan is 400,000.

The Company accounts for options granted to employees under the plans in accordance with the provisions of APB Opinion No. 25. Each stock option has an exercise price equal to the market price on the date of grant, and accordingly, no compensation expense has been recorded for any employees stock option grants. On rare occasions, the Company may issue an insignificant amount of equity instruments to non-employees. No such options were granted for the years ended December 31, 2001, 2000 and 1999. In instances where the fair value or the goods or services received is not reliably measurable, the measure is based upon the fair value of the equity instruments issued, and such value is amortized over the period for which services are provided. The fair value of equity instruments issued to consultants are valued using the Black-Scholes option pricing model.

(in thousands, except for share and per share amounts)

A summary of the plan activity is as follows:

| ANDRX GROUP COMMON STOCK | Outstanding | | | | Exercisable | |
|---|---|---|---|---|---|---|
| | Number of Shares Under Option | Exercise Price Per Share | | | | |
| | | Low | High | Wtd. Avg. | Shares | Wtd. Avg. Exercise Price |
| December 31, 1998 | 5,164,892 | $ 0.75 | $ 10.13 | $ 5.17 | 2,268,500 | $ 5.17 |
| Granted | 1,538,800 | 5.73 | 29.94 | 19.99 | | |
| Exercised | (869,086) | 0.75 | 9.72 | 4.11 | | |
| Forfeited | (198,000) | 1.80 | 29.94 | 10.41 | | |
| December 31, 1999 | 5,636,606 | 0.75 | 29.94 | 9.19 | 2,518,056 | 9.19 |
| Granted | 1,760,900 | 29.25 | 85.00 | 55.33 | | |
| Exercised | (1,153,121) | 0.75 | 30.06 | 6.03 | | |
| Forfeited | (279,000) | 4.98 | 85.00 | 29.16 | | |
| December 31, 2000 | 5,965,385 | 1.62 | 85.00 | 22.49 | 2,492,535 | 6.13 |
| Granted | 1,961,258 | 49.00 | 70.85 | 64.05 | | |
| Exercised | (880,736) | 1.80 | 58.50 | 10.29 | | |
| Forfeited | (133,785) | 8.22 | 85.00 | 40.74 | | |
| December 31, 2001 | 6,912,122 | 1.62 | 85.00 | 35.49 | 2,747,798 | 13.88 |

| Options Outstanding At December 31, 2001 | | | | Exercisable Options At December 31, 2001 | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Shares Under Option | Weighted Avg. Remaining Life (Years) | Weighted Avg. Exercise Price | Shares | Weighted Avg. Exercise Price |
| $ 1.62 - $ 5.73 | 1,237,095 | 2.90 | $ 2.57 | 1,237,095 | $ 2.57 |
| $ 5.85 - $ 16.62 | 1,766,825 | 4.77 | 11.51 | 954,075 | 9.43 |
| $ 20.57 - $ 57.19 | 1,264,724 | 6.41 | 38.51 | 268,864 | 28.95 |
| $ 58.09 - $ 62.38 | 1,354,580 | 8.95 | 61.61 | 269,504 | 62.02 |
| $ 64.66 - $ 70.85 | 1,181,798 | 9.85 | 68.46 | - | - |
| $ 77.73 - $ 85.00 | 107,100 | 8.72 | 81.50 | 18,260 | 80.97 |
| | 6,912,122 | 6.48 | 35.49 | 2,747,798 | 13.88 |

The range of fair values of Andrx shares as of the grant date was $17.10 to $49.51, $21.93 to $67.90 and $5.36 to $20.41, for stock options granted during the years ended December 31, 2001, 2000 and 1999, respectively.

The fair market value of an Andrx option was estimated using the Black-Scholes option pricing model with the following assumptions:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Risk-free interest rate | 4.5% | 4.9% | 6.4% |
| Average life of options (years) | 6.8 | 5.6 | 6.0 |
| Average volatility | 59% | 85% | 70% |
| Dividend yield | - | - | - |

(in thousands, except for share and per share amounts)

The following table summarizes the pro forma consolidated results of operations of Andrx as though the provisions of the fair value-based accounting method of SFAS No. 123 had been used in accounting for stock options:

| ANDRX COMMON STOCK | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| *Net income allocated to Andrx Group (including Cybear through September 6, 2000)* | | | |
| As reported | $ 72,862 | $ 66,873 | $ 94,054 |
| Pro forma | $ 42,686 | $ 53,628 | $ 86,969 |
| Basic net income per Andrx Group common share | | | |
| As reported | $ 1.04 | $ 0.99 | $ 1.52 |
| Pro forma | $ 0.61 | $ 0.79 | $ 1.46 |
| Diluted net income per Andrx Group common share | | | |
| As reported | $ 1.01 | $ 0.95 | $ 1.45 |
| Pro forma | $ 0.61 | $ 0.77 | $ 1.40 |

| CYBEAR COMMON STOCK | Outstanding | | | | Exercisable | |
|---|---|---|---|---|---|---|
| | Number of Shares Under Option | Exercise Price Per Share | | | | |
| | | Low | High | Wtd. Avg. | Shares | Wtd. Avg. Exercise Price |
| September 7, 2000 | 372,500 | $ 4.92 | $ 74.88 | $ 26.76 | 200,129 | $ 27.72 |
| Granted | 78,138 | 3.00 | 3.00 | 3.00 | | |
| Forfeited | (57,291) | 4.92 | 64.00 | 24.76 | | |
| December 31, 2000 | 393,347 | 3.00 | 74.88 | 22.32 | 164,690 | 32.72 |
| Granted | 15,158 | 34.13 | 176.78 | 124.53 | | |
| Forfeited | (90,466) | 3.00 | 74.88 | 15.82 | | |
| *December 31, 2001* | *318,039* | *3.00* | *176.78* | *29.02* | *224,291* | *36.37* |

Options granted during 2001 were to employees of Mediconsult, prior to its acquisition by Cybear. Such outstanding Mediconsult options and warrants were converted into Cybear options upon the acquisition of Mediconsult in April 2001.

| Options Outstanding At December 31, 2001 | | | | Exercisable Options At December 31, 2001 | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Shares Under Option | Weighted Avg. Remaining Life (Years) | Weighted Avg. Exercise Price | Shares | Weighted Avg. Exercise Price |
| $ 3.00 - $ 14.04 | 225,746 | 4.87 | $ 10.90 | 135,769 | $ 11.58 |
| $ 30.42 - $ 47.69 | 30,203 | 7.93 | 40.44 | 26,817 | 39.81 |
| $ 74.88 | 50,507 | 7.46 | 74.88 | 50,122 | 74.88 |
| $ 97.90 - $ 176.78 | 11,583 | 8.51 | 152.43 | 11,583 | 152.43 |
| | 318,039 | 5.70 | 29.02 | 224,291 | 36.37 |

The weighted average fair value per Cybear share as of the grant date was $1.62 and $3.00 for stock options granted for the year ended December 31, 2001 and for the period from September 7, 2000 through December 31, 2000, respectively.

The fair market value of a Cybear option was estimated using the Black-Scholes option pricing model with the following assumptions:

| | Year Ended December 31, 2001 | For the Period from September 7, 2000 to December 31, 2000 |
|---|---|---|
| Risk-free interest rate | 4.7% | 5.9% |
| Average life of options (years) | 7.5 | 5.0 |
| Average volatility | 291% | 215% |
| Dividend yield | - | - |

(in thousands, except for share and per share amounts)

The following table summarizes the pro forma consolidated results of operations of Cybear Group as though the provisions of the fair value-based accounting method of SFAS No. 123 had been used in accounting for stock options:

| | Year Ended December 31, 2001 | For the Period from September 7, 2000 to December 31, 2000 |
|---|---|---|
| Net loss allocated to Cybear Group (subsequent to September 6, 2000) | | |
| As reported | $ (35,316) | $ (8,341) |
| Pro forma | $ (38,863) | $ (9,726) |
| Basic and diluted net loss per Cybear Group common share | | |
| As reported | $ (6.09) | $ (2.19) |
| Pro forma | $ (6.70) | $ (2.56) |

**(16) 401(k) Plan**

In February 1995, the Company adopted a 401(k) retirement plan covering substantially all of its employees. Monthly contributions to the retirement plan are made by the Company based upon the employees' contributions to the plan.

On September 24, 1999, as a result of the Company's ownership in Cybear falling below 80% due to the June 1999 Cybear public offering, Cybear adopted the Cybear 401(k) retirement plan. The net assets related to Cybear employees in the Andrx 401(k) retirement plan were transferred to the Cybear 401(k) retirement plan.

On November 6, 2000, the Board of Directors approved a change in the plan's trustee, custodian and recordkeeper. Effective February 1, 2001, the plan's new trustee is Trustar Retirement Services and the plan's new custodian and recordkeeper is the Principal Financial Group. During February 2001, the participants' balances were transferred to the respective investment options at the Principal Financial Group based on the participants' investment option elections.

For the years ended December 31, 2001, 2000 and 1999, the Company contributed $1,156, $534 and $381, respectively, to the 401(k) retirement plans.

In February 2001, as a result of the September 2000 Reorganization, whereby, among other things, Cybear became a wholly-owned subsidiary of Andrx Corporation, the Cybear 401(k) Plan was merged with the Andrx 401(k) Plan.

Upon acquiring Armstrong on March 30, 2001, Andrx participates in a multiemployer employee benefit plan for employees of Armstrong. Total contributions charged to expense under this agreement from the acquisition date of Armstrong through December 31, 2001 were $101.

**(17) Litigation**

**Patent Infringement Litigation**

While Andrx believes its ANDA products do not infringe the patents that Andrx has been sued upon and/or that such patents are invalid and/or unenforceable, the ultimate resolution of these patent litigation matters is not known and there is no assurance that Andrx's position will ultimately prevail. The following summarizes the status of the pending patent infringement litigation involving Andrx's ANDA filings. As no ANDA product may be launched until such time as it receives final FDA marketing approval, the successful resolution of patent infringement litigation will not necessarily result in the launch of the ANDA product involved in that litigation. Obtaining FDA marketing approval involves a process whereby, among other things, the FDA raises certain observations and possibly requests changes and additional information concerning the product described in the ANDA and, through its responses, in the form of amendments, the Company attempts to satisfy the FDA's concerns.

*Prilosec Litigation*

Andrx made a Paragraph IV certification in connection with the ANDA Andrx filed for its bioequivalent version of Prilosec.

In May 1998, AstraZeneca filed suit against Andrx in the U.S. District Court for the Southern District of Florida claiming patent infringement because of the ANDA filed by Andrx for Prilosec. Andrx responded to this claim by denying infringement and, among other things, raising various other defenses. AstraZeneca seeks an injunction enjoining Andrx from further infringing the subject patents and an order directing that the effective date of any FDA approval of Andrx's proposed bioequivalent version of Prilosec be no earlier than the expiration date of its patents.

A second Paragraph IV certification was later made by Andrx with regard to a different strength of Prilosec. This resulted in AstraZeneca filing another suit in the Florida District Court. For purposes of pre-trial discovery proceedings, the Judicial Panel on Multidistrict Litigation consolidated both of these suits in the U.S. District Court for the Southern District of New York, together with three other patent infringement suits initiated by AstraZeneca involving ANDAs submitted by other companies for bioequivalent versions of Prilosec. In May 2001, upon completion of discovery, the New York District Court remanded the two Andrx cases to the Florida District Court. Andrx filed motions to transfer the two cases back to the New York District Court for a consolidated trial, and in November 2001, the New York District Court issued an order consolidating for trial the two Andrx cases with three other patent infringement cases involving bioequivalent versions of Prilosec.

The consolidated trial commenced December 6, 2001. Five patents are at issue against Andrx: two formulation patents, one process patent (asserted only against Andrx), and two method-of-treatment patents. The New York District Court is trying the case in four stages: (1) infringement and validity of the two formulation patents, (2) infringement and validity of the process patent, (3) infringement and validity of the two method-of-use patents, and (4) all remaining issues relative to the five patents, including allegations of inequitable

(in thousands, except for share and per share amounts)

conduct, misuse, or deficient notices. On March 14, 2002, the court recessed the trial. As of March 25, 2002, the first two stages of the trial, with respect to oral and documentary evidence, have been substantially completed and the trial is scheduled to resume in April 2002.

In March 2001, AstraZeneca listed four new patents in FDA's Orange Book. Under protest and with full reservation of its right to challenge the validity of this new listing, Andrx made a Paragraph IV certification that its bioequivalent version of Prilosec does not infringe any valid claims of the new patents. Andrx also filed suit against AstraZeneca, Merck & Co., Inc. and FDA in the U.S. District Court for the Southern District of New York, seeking declaratory and injunctive relief and compensatory, punitive and treble damages, alleging that (1) AstraZeneca and Merck were engaged in illegal anti-competitive conduct by, among other things, listing the four new patents for the improper purpose of obtaining another 30-month stay of FDA approval of Andrx's bioequivalent version of Prilosec, and (2) FDA, by taking no steps to stop AstraZeneca's and Merck's unlawful conduct, was taking, and would continue to take, positions inconsistent with specific applicable provisions of the Waxman-Hatch Amendments. In May 2001, Andrx filed a motion for partial summary judgment declaring that an additional 30-month stay is inapplicable or unavailable to AstraZeneca. In June 2001, AstraZeneca and Merck filed a motion to dismiss the action (1) for lack of subject matter jurisdiction because Andrx's claims are allegedly moot or are not sufficiently ripe for resolution, (2) because the Waxman-Hatch Amendments prohibit Andrx's allegedly premature claims for declaratory relief with respect to the four patents in suit, and (3) on various other grounds including failure to state a claim for which relief can be granted. Andrx's and AstraZeneca's motions are still pending.

On May 4, 2001, AstraZeneca filed suit against Andrx and Cipla LTD ("Cipla") in the U.S. District Court for the Southern District of Florida claiming that Cipla (the supplier of bulk omeprazole to Andrx) and Andrx, which uses the bulk omeprazole in its bioequivalent product, infringe a patent that was issued upon assignment to AstraZeneca. The patent at issue will expire in April 2002. The basis for the infringement claim is that, after Andrx filed its ANDA for its bioequivalent version of omeprazole, Cipla allegedly changed its method of manufacture of the bulk omeprazole, resulting in a compound that infringes the patent at issue. In August 2001, Andrx and Cipla filed a motion to dismiss the complaint for lack of subject matter jurisdiction relative to Cipla and for legal insufficiency relative to Andrx. On October 19, 2001, the Judicial Panel on Multidistrict Litigation transferred this case to the U.S. District Court for the Southern District of New York for consolidated pre-trial proceedings before the same judge who is presiding over the Prilosec trial discussed above.

On August 3, 2001, Andrx filed an action against aaiPharma, Inc. in the U.S. District Court for the Southern District of New York seeking a declaratory judgment of non-infringement and invalidity relative to three patents owned by aaiPharma that pertain to omeprazole, the active ingredient in the proton pump inhibitor marketed by AstraZeneca under the brand name Prilosec. The complaint also alleges that aaiPharma, together with AstraZeneca, have and continue to conspire to keep bioequivalent omeprazole products off the market in violation of the federal and state antitrust laws. aaiPharma has filed an answer to the complaint and the parties have commenced the discovery process.

On or about January 30, 2002, Dr. Reddy's Laboratories filed suit against FDA and Andrx in the U.S. District Court for the District of New Jersey claiming that FDA should have granted Dr. Reddy's Laboratories final marketing approval for its 40mg strength of bioequivalent omeprazole. Dr. Reddy's claims it is entitled to co-exclusivity with Andrx on that version of the product. Given the positions taken by FDA, Andrx believes that Dr. Reddy's Laboratories' co-exclusivity claim has no merit.

*Tiazac Litigation*

Andrx made a Paragraph IV certification in connection with the ANDA Andrx filed for its bioequivalent version of Tiazac. In October 1998, Biovail and its related entities, filed suit against Andrx in the U.S. District Court for the Southern District of Florida claiming patent infringement because of the ANDA filed by Andrx with FDA for a bioequivalent version of Tiazac. Andrx responded to this claim by denying infringement and, among other things, raising various other defenses. On March 6, 2000, the District Court entered an order that Andrx's product does not infringe the Biovail patent. Biovail appealed, and on February 13, 2001, the U.S. Court of Appeals for the Federal Circuit unanimously affirmed the District Court order that Andrx's product does not infringe the Biovail patent.

Prior to the expiration of the statutory 30-month period and the U.S. Court of Appeals order that Andrx's product does not infringe the original patent listed in FDA's Orange Book, Biovail listed another recently issued patent that it had licensed from DOV Pharmaceuticals, Inc. ("DOV") in FDA's Orange Book. Believing the listing to be improper, Andrx filed suit against Biovail (and nominally FDA) in the U.S. District Court for the Southern District of Florida seeking, among other things, a preliminary and permanent injunction ordering Biovail to delist the patent from FDA's Orange Book and enjoining FDA from delaying approval of the Andrx bioequivalent version of Tiazac for any reason relating to the new patent. On March 6, 2001, the District Court denied Andrx's motion for a preliminary injunction on the ground that the court does not have subject matter jurisdiction over the claim brought by Andrx against Biovail under the provisions of the Waxman-Hatch Amendments. Meanwhile, under protest and with full reservation of its right to continue to challenge the validity of Biovail's listing, Andrx made a Paragraph IV certification that its bioequivalent version of Tiazac does not infringe any valid claims of the DOV patent. On April 19, 2001, Biovail filed a counterclaim against Andrx under the Lanham Act for allegedly falsely asserting that its product is bioequivalent to Tiazac.

On April 5, 2001, as anticipated by Andrx, Biovail filed suit against Andrx in the U.S. District Court for the Southern District of Florida for alleged infringement of the DOV patent.

On September 19, 2001, the District Court issued an omnibus order that, among other things, directed that the statutory stay in the DOV patent infringement case be terminated on September 27, 2001, and set the consolidated action down for trial on June 3, 2002. Subsequently, on application of Biovail, the District Court entered an order extending the statutory stay to October 1, 2001, and allowed Biovail to apply to the U.S. Court of Appeals for a further stay pending appeal, which the U.S. Court of Appeals upheld.

On January 17, 2002, the Court of Appeals vacated the order of the District Court that shortened the thirty-month statutory stay to October 1, 2001 and remanded the case for further proceedings. The Court of Appeals did so on the ground that the District Court exceeded its authority under the Waxman-Hatch Amendments. No action has been taken concerning Andrx's cross-appeal from the dismissal of its claims. Meanwhile, in the consolidated action pending before the District Court, discovery by the parties continues.

(in thousands, except for share and per share amounts)

As noted above, in February 21, 2002, Biovail and Andrx entered into a binding letter agreement, subject to regulatory approval, to settle this and all other pending claims between the companies. Regulatory approval has not been received.

*Naprelan Litigation*
Andrx made a Paragraph IV certification in connection with the ANDA Andrx filed for its bioequivalent version of Naprelan. In October 1998, Elan filed suit against Andrx in the U.S. District Court for the Southern District of Florida claiming patent infringement because of the ANDA filed by Andrx with FDA for a bioequivalent version of Naprelan. Andrx responded to this claim by denying infringement, and, among other things, raising various other defenses. On March 14, 2002, the Court issued an order of final judgment in favor of Andrx invalidating the patent in controversy that covers Elan's Naprelan product. On March 28, 2002, Elan filed a motion requesting the Court to reconsider and reverse its invalidity ruling. Final FDA marketing approval of Andrx's ANDA is still subject to the resolution of certain legal issues pertaining to the exclusivity rights, if any, of a Paragraph IV certification made in connection with an ANDA for Naprelan that was filed by another pharmaceutical company prior to the filing of Andrx's ANDA.

*Wellbutrin SR and Zyban Litigation*
Andrx made Paragraph IV certifications in connection with the ANDAs Andrx filed for Andrx's bioequivalent versions of Wellbutrin SR and Zyban. In September 1999, Glaxo filed suit against Andrx in the U.S. District Court for the Southern District of Florida claiming patent infringement because of the ANDAs filed by Andrx with FDA for bioequivalent versions of Wellbutrin SR and Zyban and seeking an order directing that the effective date for FDA's approval of those ANDA's be no earlier than the expiration date of the subject patent. Andrx responded to this claim by denying infringement and, among other things, raising various other defenses. In February 2002, the U.S. District Court for the Southern District of Florida granted Andrx's motion of summary judgment of non-infringement for Wellbutrin SR and Zyban and denied Glaxo's cross-motion for summary judgment. Glaxo has filed a notice of appeal from this decision.

*Depakote Litigation*
Andrx made a Paragraph IV certification in connection with the ANDA Andrx filed for Andrx's bioequivalent version of Depakote. In March 2000, Abbott filed suit against Andrx in the U.S. District Court for the Northern District of Illinois, claiming infringement of two of its patents because of the ANDA Andrx filed with FDA for its bioequivalent version of Depakote and seeking an order directing that the effective date for FDA's approval of that ANDA be no earlier than the expiration date of the subject patents. Following Andrx's filing of a motion to dismiss for lack of jurisdiction, Abbott filed a second action against Andrx for the same claims in the U.S. District Court for the Southern District of Florida as well as a third action against Andrx for the same claims in the U.S. District Court for the Eastern District of Virginia. All the infringement claims filed by Abbott against Andrx were transferred to and consolidated for trial in the U.S. District Court for the Southern District of Florida. Andrx responded to these claims by denying infringement and, among other things, raising various other defenses. On January 8, 2002, the U.S. District Court for the Southern District of Florida granted a joint motion by Andrx and Abbott for a stay of the action until Andrx and FDA resolve an issue regarding the definition of "active ingredient" as applied to Andrx's ANDA. The District Court ordered that (1) the suit be stayed until January 7, 2003, (2) the statutory stay of FDA approval of the ANDA be extended to a date contemporaneous with the stay of the suit, (3) the case be removed from the trial calendar and (4) the parties submit by October 7, 2002 a joint status report detailing the posture of the case.

*Claritin D-24 Litigation*
Andrx made a Paragraph IV certification in connection with the ANDA Andrx filed for its bioequivalent version of Claritin D-24. In March 2000, Schering-Plough filed suit in the U.S. District Court for New Jersey claiming that Andrx's ANDA product infringes two of its patents, one being a metabolite patent and the other a formulation patent, and seeking an order directing that the effective date for FDA's approval of that ANDA be no earlier than the expiration date of the subject patents. Andrx responded to these claims by denying infringement and, among other things, raising various other defenses. Discovery has been completed relative to the metabolite patent and the parties have filed motions for summary judgment based thereon. The District Court has set the motions down for oral argument on April 18-19, 2002. With regard to the formulation patent, the District Court has directed that all fact discovery relative thereto be completed by May 17, 2002 after which the District Court will determine how much time will be allowed to complete expert discovery.

*Claritin Reditabs Litigation*
Andrx made a Paragraph IV certification in connection with the ANDA Andrx filed for its bioequivalent version of Claritin Reditabs. In January 2001, Schering-Plough filed suit in the U.S. District Court for New Jersey claiming that Andrx's ANDA product infringes the metabolite patent that is at issue in the Claritin D-24 Litigation described above and seeking an order directing that the effective date for FDA's approval of that ANDA be no earlier than the expiration date of the subject patent. Andrx responded to these claims by denying infringement and, among other things, raising various other defenses. The District Court has approved a stipulation of the parties that any final judgment entered by the District Court in the Claritin D-24 litigation regarding the disputed claims of the metabolite patent shall be final and binding on the parties as to the disputed metabolite patent claims in this action.

*Claritin D-12 Litigation*
Andrx made a Paragraph IV certification in connection with the ANDA Andrx filed for its bioequivalent version of Claritin D-12. In September 2001, Schering-Plough filed suit in the U.S. District Court for the District of New Jersey claiming that Andrx's ANDA product infringed the metabolite patent that is at issue in the Claritin D-24 litigation described above and seeking an order directing that the effective date for FDA's approval of the Andrx ANDA be no earlier than the expiration date of the subject patent. Andrx responded to these claims by denying infringement and, among other things, raising various other defenses. The District Court has approved a stipulation of the parties that any final judgment entered by the U.S. District Court for New Jersey in the Claritin D-24 litigation described above regarding the disputed claims of the metabolite patent shall be final and binding on the parties as to the disputed metabolite patent claims in this action.

*Paxil Litigation*
Andrx made a Paragraph IV certification in connection with the ANDA Andrx filed for its bioequivalent version of Paxil (paroxetine). On June 15, 2001, SmithKline Beecham Corporation and Beecham Group plc, filed suit against Andrx and BASF in the U.S. District Court for the Eastern District of Pennsylvania for alleged infringement of four patents relating to paroxetine and seeking an order directing that the effective date for FDA's approval of that

(in thousands, except for share and per share amounts)

ANDA be no earlier than the expiration date of the subject patents. Andrx responded to this claim by denying infringement, and, among other things, raising various other defenses, including counterclaims seeking a declaration that the patents are invalid. There are presently 12 related suits pending before the District Court that concern patents covering paroxetine hydrochloride. On September 28, 2001, the District Court consolidated all of the paroxetine cases for pre-trial discovery purposes only.

*Glucotrol XL Litigation*

Andrx made a Paragraph IV certification in connection with the ANDA Andrx filed for its bioequivalent version of Glucotrol. On July 7, 2001, Pfizer and Alza Corporation filed suits against Andrx in the federal courts in New Jersey and Florida for alleged infringement of six patents relative to Glucotrol. Subsequently, Pfizer and Alza amended the complaints to eliminate two patents, leaving four patents to be tried, two of which will expire in September 2003. The parties, with the approval of the courts involved, agreed to dismiss without prejudice the New Jersey action and to continue to prosecute the Florida action in the Florida District Court. On November 1, 2001, Andrx filed an answer, various affirmative defenses and counterclaims for a declaratory judgment of non-infringement, invalidity and unenforceability. On December 17, 2001, the Florida District Court issued a scheduling order directing that discovery be completed by December 3, 2002 and setting the case for trial on the March 2003 calendar.

*Pepcid Litigation*

As part of a joint venture between Andrx and Carlsbad Technology, Inc., Carlsbad developed and is manufacturing for distribution by Andrx a bioequivalent version of Pepcid. The bulk famotidine used by Carlsbad to make the product is obtained from a foreign supplier. On July 13, 2001, Richter Gedeon Vegyeszeti Gyar RT filed an action against Andrx, Carlsbad and seven other defendants, including the foreign famotidine supplier, in the U.S. District Court for the Eastern District of New York for alleged infringement of five patents relating to Pepcid. On September 17, 2001, Andrx filed an answer, affirmative defenses and a counterclaim for non-infringement and invalidity. Carlsbad has agreed to indemnify and hold harmless Andrx from any liability arising out of this action.

*Procardia XL Litigation*

Andrx made a Paragraph IV certification in connection with the ANDA Andrx filed for its bioequivalent version of Procardia XL. On November 9, 2000, Pfizer filed suit against Andrx for alleged infringement of US Patent No. 5,264,446 relative to Procardia XL. However, Andrx and Pfizer entered into a settlement which provided an agreed upon protocol for testing the Andrx product for infringement. If the product is ultimately determined to infringe the patent at issue, Pfizer has agreed to license the patent to Andrx in exchange for a royalty based on net sales.

**Antitrust Litigation**

In May 1998, Biovail filed a claim against Andrx in the Federal District Court in the District of Columbia alleging that the 1997 stipulation violated Sections 1 and 2 of the Sherman-Antitrust Act and seeking a declaratory judgment as to federal law as well as for alleged violations of state common law of unfair competition, tortious interference with prospective advantage and tortious interference with a contract. Andrx filed a motion to dismiss Biovail's claims. That motion was granted with prejudice with respect to the federal antitrust claims on January 6, 2000. Biovail appealed that dismissal and in July 2001, the Court of Appeals reversed portions of the order dismissing Biovail's counterclaim and held that the dismissal of Biovail's counterclaim should have been without prejudice. Andrx filed a petition seeking review of this decision by the United States Supreme Court, which was denied.

On or about September 24, 2001, Biovail filed a new, essentially duplicative action against Andrx in the Federal District Court in the District of Columbia, seeking declaratory and equitable relief and compensatory and punitive damages in an unspecified amount. On January 7, 2002, Andrx filed its answer to the complaint, denying the material allegations of the complaint and asserting affirmative defenses and counterclaims. On January 30, 2002, Biovail filed a motion to dismiss Andrx's counterclaims. See also the description herein with respect to other litigation relating to the stipulations. As noted above, on February 21, 2002, Biovail and Andrx entered into a binding letter agreement, subject to regulatory approval, to settle this and all other pending claims between the companies. Regulatory approval of this agreement has not been received. Andrx is unable to determine the ultimate outcome of this matter.

Since August 1998, putative class and individual actions have been filed against Andrx in Alabama, California, Florida, Illinois, Kansas, Michigan, Minnesota, New York, Tennessee, Wisconsin, North Carolina and the District of Columbia. Similar class actions were commenced in Federal Court. The actions pending in federal court have been consolidated for multi-district litigation purposes in the U.S. District Court for the Eastern District of Michigan. In all of these suits, Aventis has been named as a co-defendant. The complaint in each action alleges that Andrx and Aventis, by way of the 1997 stipulation, have engaged in alleged state antitrust and other statutory and common law violations that allegedly have given Aventis and Andrx a near monopoly in the U.S. market for Cardizem CD and a bioequivalent version of that pharmaceutical product. According to the complaints, the monopoly possessed by the defendants enables Aventis to perpetuate its ability to fix the price of Cardizem CD at an artificially high price, free from generic competition, with the result that direct purchasers such as pharmacies, as well as indirect purchasers such as medical patients who have been issued prescriptions for Cardizem CD are forced to overpay for the drug. Each complaint seeks compensatory damages on behalf of each class member in an unspecified amount and, in some cases, treble damages, as well as costs and counsel fees, disgorgement, injunctive relief and other remedies. In June 1999, most of those class actions were consolidated for pre-trial purposes in the U.S. District Court for the Eastern District of Michigan.

On June 6, 2000, the District Court granted plaintiffs' motion for partial summary judgment against Andrx and Aventis in the pending putative class actions. The District Court determined that the 1997 stipulation Andrx had entered into with Aventis relating to their Cardizem CD patent litigation constitutes a restraint of trade that is illegal per se under section 1 of the Sherman-Antitrust Act. On August 15, 2000, the District Court granted Andrx's and Aventis' motions to certify two questions relating to this determination to the United States Court of Appeals for the Sixth Circuit. On December 12, 2000, the court of appeals accepted the appeal, as certified by the District Court. The appeal has been fully briefed and the Court of Appeals has set April 30, 2002 as the date for oral argument. On March 14, 2001, the District Court granted the plaintiffs' motion to certify the case as a class action on behalf of all persons or entities who directly purchased Cardizem CD from

(in thousands, except for share and per share amounts)

Aventis during a specified period. On April 4, 2001, the District Court also certified as a class the indirect purchasers of Cardizem CD.

On May 14, 2001, the State Attorney Generals for the States of New York and Michigan, joined by 13 additional states and the District of Columbia, filed suit against Andrx and Aventis in the same federal court in which the above described consolidated Cardizem CD antitrust class action litigation is being conducted. The attorney generals' suit is brought on behalf of their government entities and consumers resident in their jurisdictions who allegedly were damaged as a result of the 1997 stipulation. Subsequently, an amended complaint was filed adding 12 additional States and Puerto Rico to the action. The lawsuit essentially reiterates the claims asserted against Andrx in the Cardizem CD antitrust class action litigation and seeks the same relief sought in that litigation.

On July 26, 2001, Blue Cross Blue Shield of Michigan, joined by three other Blue Cross Blue Shield plans (one in Minnesota and two in New York), filed suit against Andrx and Aventis in the U.S. District Court for the Eastern District of Michigan on behalf of themselves and as claim adjustors for their self-funded customers to recover damages allegedly caused by the 1997 stipulation. The complaint essentially repeats the claims asserted against Andrx that are being litigated in the above described consolidated Cardizem CD antitrust class action litigation and seeks substantially the same relief sought in that litigation.

The U.S. District Court for the Eastern District of Michigan has divided the above described class actions, individual actions and actions by the State Attorney Generals and the Blue Cross Blue Shield Health Plans directed at the 1997 stipulation entered into by Andrx and Aventis into the following categories: (1) Sherman Act Class Actions; (2) Sherman Act Individual Actions; (3) State Law Class Actions; (4) State Law Individual Actions; and (5) State Attorney Generals and Health Plan Actions. Motions by Andrx and Aventis to dismiss the Sherman Act Class Actions, the Sherman Act Individual Actions and State Law Class Actions were denied by the District Court. Andrx has answered the complaints in the Sherman Act Class Actions and the Sherman Act Individual Actions denying the allegations of the plaintiffs. Andrx has filed motions to dismiss the amended complaints in the State Law Class Actions, the State Law Individual Actions, the State Attorney Generals Action, and the Blue Cross Blue Shield Action. Discovery is currently scheduled to close April 1, 2002.

In addition to the consolidated proceedings in the U.S. District Court for the Eastern District of Michigan, there are two actions pending in state courts in Florida, Lowery v. Hoechst AG et al., Civil Action No. 98-27437CA11 (Cir. Ct., Eleventh Judicial Circuit, Dade County) and Aetna U.S. Healthcare, Inc. et al., v. Hoechst AG et al., Civil Action No. 98-116699AN (Cir. Ct., Fifteenth Judicial Circuit, Palm Beach Co,) and two actions pending in state courts in Kansas, Aetna U.S. Healthcare, Inc. et al., Case No. 99 C 00200 (Dist. Ct., Johnson Co.) and Neal v. Hoechst AG et al., Case No. 99 C 2350 (Dist. Ct., Johnson Co.). These actions are currently stayed.

Andrx is unable to determine the ultimate outcome of these matters.

**Other Andrx Litigation**

In January 2001, Biovail acquired from Aventis its rights to Cardizem CD, including Aventis' rights under the 1999 stipulation which resulted in the dismissal of the patent infringement litigation between Aventis and Andrx relating to Andrx's bioequivalent version of Cardizem CD. On January 19, 2001, Andrx received a letter from Biovail's counsel advising Andrx that Andrx's sale of certain lots of Cartia XT, Andrx's bioequivalent version of Cardizem CD, did not meet the safe-harbor dissolution values specified in the 1999 stipulation which, according to Biovail, constitutes a breach of the 1999 stipulation and demanding that the nonconforming product be removed from the market. Among other things, Andrx responded to this letter by filing suit against Biovail in the U.S. District Court for the Southern District of Florida, alleging breach of contract, violations of the Lanham Act and Florida's Deceptive and Unfair Practices Act, tortious interference with business relationships, common law unfair competition, abuse of process and a declaratory judgment that Andrx did not breach the 1999 stipulation and that its ANDA does not infringe any of Biovail's patent rights. On March 30, 2001, Biovail moved to dismiss Andrx's claims for breach of contract, declaratory relief and abuse of process. Biovail's motion is still pending. On November 7, 2001, Andrx filed a second amended and supplementary complaint that, among other things, added another count for declaratory relief, relating to Biovail's assertion that a particular lot of Cartia XT is not bioequivalent to Cardizem CD. On February 21, 2002, Andrx and Biovail entered a binding letter agreement, subject to FTC approval, settling with prejudice all pending litigation and disputes between the companies relating to Biovail's Cardizem CD and Tiazac and Andrx's bioequivalent version of such products, Cartia XT and Taztia XT, respectively. The letter agreement provides that Biovail will license on a non-exclusive basis any patents it may have or hereafter acquire relating to Tiazac in exchange for a royalty that Andrx will pay to Biovail, based on Andrx's net sales of Taztia XT. The agreement with Biovail has not received regulatory approval. Andrx is unable to determine the ultimate outcome of this matter.

In January 1999, Andrx and Andrx's bioequivalent pharmaceutical distribution subsidiary, Anda, Inc., were served with third party complaints filed against them by certain doctors and distributors who are defendants in various legal actions relating to the sale of phentermine by Anda and its usage as a diet drug when taken in combination with fenfluramine, commonly known as "phen-fen." The substance of the third party complaints is that the defendants are without fault with respect to the claims in those actions but, if they are found liable on any of those claims, then allegedly having obtained one or more of the drugs from Anda, they are entitled to indemnification in an amount to pay and discharge any judgment entered against them in the putative class action together with costs, expenses and attorney fees. Andrx and Anda have never sold fenfluramine and believe that these claims are without merit. Andrx is being represented and defended in this action by counsel designated by its insurer.

In November 1999, another phen-fen diet lawsuit was filed against Anda in the Superior Court of New Jersey by a husband, who claimed to have obtained or purchased, either directly or indirectly, from Anda and others, and thereafter ingested, phentermine, dexfenfluramine and fenfluramine, causing serious medical consequences, all to his financial detriment, and his wife, who, on behalf of herself and her two children, claimed monetary damages arising from emotional distress to herself and her children, loss of spousal/paternal companionship and expenditure of money, time and care for her husband required by her husband's alleged injuries which are permanent and continuous in nature. Anda has never sold dexfenflurarmine or fenfluramine and believes that these claims, including any based solely on the use of phentermine, have no merit. In June 2001, this case was voluntarily dismissed.

(in thousands, except for share and per share amounts)

On November 23, 2001, Lemelson Medical, Education & Research Foundation, Limited Partnership filed suit against Andrx and numerous other companies in the U.S. District Court for the District of Arizona for alleged infringement of patents relating to (1) reading bar codes and (2) computerized camera imaging and analysis. These processes are used by many companies in connection with the price labeling of their products. Andrx is investigating the facts and evaluating the claims and has not yet responded to the complaint. Andrx is unable to determine the ultimate outcome of this matter.

On November 14, 2001, Gerald Lannes on behalf of himself and others, filed a putative class action against Andrx in Superior Court, State of Arizona, relating to the average wholesale pricing (AWP) of pharmaceutical products and alleging that Andrx and other unnamed pharmaceutical companies have been and, continue to be, conspiring to report fictitious AWP. Plaintiff claims violations of the Arizona Consumer Fraud Act and illegal restraint of trade attendant thereto, and seeks compensatory, punitive and treble damages in an unspecified amount, pre and post judgment interest and attorneys fees and costs. Andrx is unable to determine the ultimate outcome of this matter.

A series of putative class actions have been filed against Andrx and numerous other pharmaceutical companies in the federal courts in the states of Kentucky and Washington and in the Judicial District Court of the State of Louisiana relating to the use of phenylpropanolamine (PPA) in drug products and damage allegedly incurred by the consumers of such products. The federal actions have been consolidated by the Judicial Panel on Multidistrict Litigation and transferred to the U.S. District Court for the Western District of Washington for consolidated discovery and other pre-trial proceedings. The Louisiana state court action is being removed to the federal district court and thereafter is expected to be consolidated for pre-trial purposes with the other federal court actions in the Western District of Washington. Andrx has been joined in this action because it acquired Entex, a product, which at one time, contained PPA, from a subsidiary of Elan. Upon acquiring the Entex product, Andrx reformulated the Entex product eliminating PPA as an active ingredient. Andrx has never caused the Entex product to be manufactured with PPA as an active ingredient and Elan has indemnified Andrx in connection with any litigation arising from Entex and PPA therein.

On March 7, 2002, Alpharma USPD, Inc., for whom Armstrong had done contract manufacturing, notified Armstrong that the Epinephrine Mist product manufactured by Armstrong was subject to a recall. Alpharma claims that Armstrong has breached its manufacturing agreement and requests indemnification for the full amount of its loss arising from the recall. Alpharma estimates that its loss could be in excess of $10,000. Andrx is currently investigating this matter and has disputed both the basis for liability and the amount of damages, if any, which may be owing. Nonetheless, Andrx is also seeking indemnification from Medeva, from whom Andrx acquired Armstrong, for the losses claimed by Alpharma.

On March 22, 2002, Ronald Kassover filed a putative securities fraud class action against Andrx and certain of its officers and directors in the U.S. District Court for the Southern District of Florida, for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The plaintiff purports to bring the suit on behalf of all persons or institutions who acquired Andrx common stock from April 30, 2001 through February 21, 2002. The complaint alleges that, during the time period in question, Andrx publicly issued a series of material misrepresentations to the market regarding the regulatory status of its bioequivalent version of the drug Tiazac. These statements allegedly misled the investing public into believing that, but for the pending patent litigation with Biovail, Andrx's bioequivalent version of Tiazac was ready to be marketed when, in fact, FDA had raised "certain issues" concerning generic Tiazac, as Andrx disclosed on February 21, 2002, in connection with its announcement that it had reached a tentative settlement with Biovail relating to that patent dispute. According to the plaintiff, Andrx's February 21, 2002 announcement precipitated a decline in Andrx's stock price. Andrx believes the complaint is without merit, notes that the stock price of the Andrx common stock actually increased following the February 21, 2002 announcement, and believes that the decline on February 22, 2002, in the price of the Andrx common stock was substantially unrelated to the status of Tiazac within the FDA.

**Cybear Litigation**

On October 19, 1993, Terrill Hill Burnett filed an action in the U.S. District Court for the Southern District of New York against Physicians' Online and some of the original shareholders of the company alleging (1) securities and common law fraud in the sale of shares of common stock; (2) breach of fiduciary duty and negligent misrepresentation; (3) breach of an employment agreement; (4) compensation for services rendered; and (5) gender discrimination. Ms. Burnett seeks damages in an amount in excess of $1,000 and punitive damages. All of Ms. Burnett's claims have been dismissed except her claims for breach of employment agreement and quantum meruit. Physicians' Online has vigorously defended the case and has asserted several affirmative defenses to plaintiff's claims. Discovery has commenced and no trial date is set.

On May 8, 2001, Cybear filed an action against Healthcare.com Corp. alleging claims for breach and wrongful termination of contract and seeking damages for past due amounts owed under the parties' contract, lost profits, interest and attorneys' fees in the circuit court of Palm Beach County Florida. On August 29, 2001, Cybear amended its complaint to add counts for enforcement of statutory lien and wrongful replevin. The wrongful replevin claim was dismissed without prejudice for lack of ripeness. On October 17, 2001, Healthcare.com filed an answer, affirmative defenses and a multiple-count counterclaim for (1) replevin, (2) breach of the AHA and Product Schedule, (3) breach of the Software Maintenance Agreement, (4) declaratory judgment terminating the software licenses, (5) conversion for withholding Healthcare.com's property and (6) conversion for altering Healthcare.com's property. The relief sought by Healthcare.com is for damages in an unspecified amount, plus pre-judgment interest, attorneys' fees and costs. Cybear believes that Healthcare.com's claims are without merit, but is unable to determine the ultimate outcome of this matter.

On October 9, 2001, Nicebid.Com, LLC served a demand for arbitration of its claims against Cybear and Telegraph Consulting Corporation. The claims arise out of an agreement between the parties relating to web design and web hosting services and are for alleged breach of contract, breach of warranty, negligence, fraudulent inducement, fraud and violation of the New Jersey Consumer Fraud Act. Nicebid seeks compensatory damages in the amount of $7,000, punitive damages in an unspecified amount, plus attorneys' fees and costs of the proceeding. Cybear has asserted numerous defenses, but is unable to determine the ultimate outcome of this matter.

In February 2001, the Southeast Regional Office of the Securities and Exchange Commission commenced a formal private investigation of Cybear, which

(in thousands, except for share and per share amounts)

focused on Cybear's revenue reporting, disclosure and internal controls in 1999 and 2000 with respect to Cybearclub LC, a joint venture between Andrx and Cybear intended to promote the distribution of certain healthcare products through the Internet. This investigation followed an informal inquiry conducted by the SEC staff beginning late in the third quarter of 2000. Andrx Corporation and the SEC staff have held discussions concerning the SEC's investigation and a possible resolution. However, no assurances can be given that a settlement can be reached. Further, if settlement negotiations fail, Andrx Corporation cannot predict with any certainty the nature of any enforcement action or what charges the SEC might pursue.

**Other Litigation**

As of December 31, 2001, Andrx and Cybear are involved with other legal proceedings incidental to its business. Although it is not impossible to predict the outcome of such proceedings, it is the opinion of management, based on the legal advice of counsel, that the ultimate outcome of those proceedings will not have any material adverse effect on the consolidated financial statements of the Company.

**(18) Segments**

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because of the fundamental difference in their operations or in the uniqueness of their product(s).

The Company operates in the following business segments:

*Distributed Products*

The Company distributes generic pharmaceuticals manufactured by third parties primarily through its in-house telemarketing staff primarily to independent pharmacies, non-warehousing chains and physician offices. The distributed products segment includes the activity of Valmed after the Company acquired certain assets of Valmed on March 15, 2000. The distributed products segment's operating results exclude participation in the distribution of Andrx bioequivalent products, which are included in the bioequivalent product segment. Through March 30, 2001, the distributed products segment includes sales related to the distribution of the bioequivalent version of Ventolin® (albuterol metered dose inhaler) manufactured by Armstrong. Sales of Armstrong's albuterol metered dose inhalers after the Company acquired certain assets of Armstrong on March 30, 2001 are excluded from the distributed products segment and are included in the bioequivalent products segment.

*Bioequivalent Products*

The Company researches and develops, manufactures and sells bioequivalent versions of selected controlled-release brand name pharmaceuticals utilizing its proprietary drug delivery technologies and bioequivalent versions of specialty, niche or immediate release pharmaceutical products. Additionally, the bioequivalent products segment includes the operations of Armstrong after the acquisition of certain of its assets on March 30, 2001. Armstrong manufactures bioequivalent versions of albuterol metered dose inhalers under an approved ANDA and also manufactures and sells such products under contract to one other pharmaceutical company. In addition, Armstrong manufactures products for other pharmaceutical companies under contract manufacturing arrangements.

*Brand Products*

The Company applies proprietary drug delivery technologies to the research and development of brand name controlled-release formulations of existing chemical entities. The brand products segment also includes fees generated under the Geneva agreement, CTEX, which Andrx acquired on January 23, 2001, the Entex brand product line of cough and cold products and, starting in November 2001, the hydrocodone pain products licensed under an agreement with Mallinckrodt under the new trade name Anexsia.

*Internet*

Through Cybear, the Company is an information technology company that seeks to use the Internet to aggregate information for physicians and improve administrative and communications tasks for physicians, while addressing the healthcare industry's critical need for secure and reliable transmission of information. The Internet segment has also entered into license and royalty agreements related to its electronic prescription delivery patents. The Internet segment also includes AHT and the consolidation of the Cybearclub LC joint venture with Andrx, intended to distribute healthcare products to physicians through the Internet. Additionally, the Internet segment includes Mediconsult after the April 2, 2001 acquisition.

*Corporate and Other*

Corporate and other consists of corporate headquarters, including general and administrative expenses, interest income and income taxes.

The Company evaluates the performance of the segments after all intercompany sales are eliminated. The allocation of income taxes is not evaluated at the segment level.

(in thousands, except for share and per share amounts)

The following table presents financial information by business segment:

| | As of or for the Year Ended December 31, 2001 | | | | | |
|---|---|---|---|---|---|---|
| | Distributed Products | Bioequivalent Products | Brand Products | Internet | Corporate & Other | Consolidated |
| Revenues | $ 491,132 | $ 204,969 | $ 44,045 | $ 8,957 | $ (62) | $ 749,041 |
| Income (loss) from operations | 34,554 | 102,504 | (20,033) | (35,737) | (24,768) | 56,520 |
| Interest income | - | - | - | 422 | 10,964 | 11,386 |
| Interest expense (income) | - | - | - | 1 | (1) | - |
| Equity in earnings of joint ventures | - | 1,025 | - | - | - | 1,025 |
| Depreciation and amortization | 2,924 | 6,954 | 4,429 | 7,654 | 78 | 22,039 |
| Capital expenditures | 8,336 | 64,908 | 842 | 307 | 696 | 75,089 |
| Total assets | 194,784 | 222,045 | 56,506 | 17,087 | 298,792 | 789,214 |

| | As of or for the Year Ended December 31, 2000 | | | | | |
|---|---|---|---|---|---|---|
| | Distributed Products | Bioequivalent Products | Brand Products | Internet | Corporate & Other | Consolidated |
| Revenues | $ 324,591 | $ 176,375 | $ 14,019 | $ 5,046 | $ (71) | $ 519,960 |
| Income (loss) from operations | 16,770 | 108,989 | (4,078) | (25,144) | (13,351) | 83,186 |
| Interest income | - | - | - | 1,829 | 11,210 | 13,039 |
| Interest expense | 767 | - | - | - | - | 767 |
| Equity in losses of joint ventures | - | 1,202 | - | - | - | 1,202 |
| Depreciation and amortization | 2,610 | 2,484 | 65 | 4,035 | 376 | 9,570 |
| Capital expenditures | 1,811 | 38,752 | 176 | 3,753 | 48 | 44,540 |
| Total assets | 179,576 | 118,885 | 671 | 39,505 | 330,779 | 669,416 |

| | As of or for the Year Ended December 31, 1999 | | | | | |
|---|---|---|---|---|---|---|
| | Distributed Products | Bioequivalent Products | Brand Products | Internet | Corporate & Other | Consolidated |
| Revenues | $ 262,321 | $ 206,399 | $ 7,000 | $ 270 | $ - | $ 475,990 |
| Income (loss) from operations | 20,010 | 151,443 | (2,566) | (14,664) | (8,916) | 145,307 |
| Gain on sale of Cybear shares | 643 | - | - | - | - | 643 |
| Interest income | - | - | - | 1,282 | 2,321 | 3,603 |
| Interest expense (income) | 1,661 | - | - | 216 | (216) | 1,661 |
| Equity in losses of joint venture | - | 370 | - | - | - | 370 |
| Depreciation and amortization | 1,209 | 1,447 | 46 | 1,556 | 258 | 4,516 |
| Capital expenditures | 6,960 | 13,009 | 44 | 2,149 | 71 | 22,233 |
| Total assets | 123,494 | 45,623 | 134 | 53,068 | 135,635 | 357,954 |

## (19) Selected Quarterly Data (Unaudited)

| | 2001 | | | |
|---|---|---|---|---|
| | March 31, | June 30, | September 30, | December 31, |
| Distributed products revenue | $ 107,956 | $ 107,676 | $ 133,819 | $ 145,790 |
| Andrx products revenue | 44,754 | 65,476 | 72,736 | 46,037 |
| Selling, general and administrative expenses | 22,953 | 27,872 | 36,019 | 32,377 |
| Research and development expenses | 14,324 | 14,564 | 11,294 | 12,664 |
| Cybear Internet operating expenses | 5,490 | 8,044 | 6,374 | 6,192 |
| Cybear other charges | - | 1,982 | 10,373 | 2,404 |
| Income (loss) from operations | 19,983 | 23,504 | 18,985 | (5,952) |
| Income taxes | 8,856 | 11,154 | 11,120 | 255 |
| Net income (loss) | 14,603 | 15,721 | 10,665 | (3,443) |
| Net income allocated to Andrx Group | 19,169 | 24,201 | 25,251 | 4,241 |
| Basic net income per Andrx Group common share | 0.28 | 0.35 | 0.36 | 0.06 |
| Diluted net income per Andrx Group common share | 0.27 | 0.34 | 0.35 | 0.06 |
| Net loss allocated to Cybear Group | (4,566) | (8,480) | (14,586) | (7,684) |
| Basic and diluted net loss per Cybear Group common share | (1.20) | (1.39) | (2.23) | (1.14) |

(in thousands, except for share and per share amounts)

| | 2000 | | | |
|---|---|---|---|---|
| | March 31, | June 30, | September 30, | December 31, |
| Distributed products revenue | $ 67,826 | $ 78,805 | $ 85,019 | $ 97,460 |
| Andrx products revenue | 44,114 | 45,994 | 43,101 | 42,219 |
| Selling, general and administrative expenses | 11,542 | 14,338 | 16,088 | 19,933 |
| Research and development expenses | 8,218 | 10,463 | 13,676 | 13,110 |
| Cybear Internet operating expenses | 5,187 | 4,903 | 4,879 | 5,640 |
| Cybear other charges (credits) | 1,984 | 923 | 4,317 | (2,000) |
| Andrx Reorganization costs | - | - | 2,098 | - |
| Income from operations | 25,343 | 24,897 | 13,150 | 19,796 |
| Income taxes | 11,856 | 12,124 | 6,782 | 9,108 |
| Net income | 16,371 | 16,742 | 10,757 | 14,662 |
| Net income allocated to Andrx Group (includes Cybear through September 6, 2000) | 16,371 | 16,742 | 16,056 | 17,704 |
| Basic net income per Andrx Group common share | 0.26 | 0.26 | 0.23 | 0.26 |
| Diluted net income per Andrx Group common share | 0.25 | 0.25 | 0.22 | 0.25 |
| Net loss allocated to Cybear Group (subsequent to September 6, 2000) | | | (5,299) | (3,042) |
| Basic and diluted net loss per Cybear Group common share | | | (1.39) | (0.80) |

Certain prior years amounts have been reclassified to conform to the current year presentation.

Earnings (loss) per share are computed independently for each quarter presented. Therefore, the sum of the quarterly earnings (loss) per share for the years ended December 31, 2001 and 2000, may not equal the total computed for the year.

**(20) Supplemental Group Financial Statements**

Holders of Andrx common stock and Cybear common stock have no specific rights to assets, operating results or cash flows of Andrx Group or Cybear Group as Andrx Corporation holds title to all its assets and is responsible for all of its liabilities, operating results and cash flows regardless of how it allocates assets and liabilities among the classes of common stock and are therefore subject to the risks of investing in the business, assets and liabilities of Andrx Corporation as a whole. For instance, the assets allocated to each class of common stock may be subject to Company-wide claims of creditors and stockholder litigation. Following are the separate supplemental consolidated financial statements for Andrx Group and Cybear Group.

(in thousands, except for share and per share amounts)

**ANDRX GROUP**
**(representing Andrx Corporation and subsidiaries other than Cybear)**
**Consolidated Balance Sheets**

| | December 31, | |
|---|---|---|
| | **2001** | **2000** |
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 61,077 | $ 111,131 |
| Investments available-for-sale, at market value | 183,113 | 208,977 |
| Accounts receivable, net of allowances of $7,035 in 2001 and $6,971 in 2000 | 128,697 | 92,069 |
| Inventories | 161,691 | 101,219 |
| Deferred income tax assets, net | 30,745 | 20,428 |
| Prepaid and other current assets | 14,596 | 10,053 |
| Total current assets | 579,919 | 543,877 |
| Property, plant and equipment, net | 137,604 | 71,433 |
| Goodwill, net | 32,345 | 8,263 |
| Other intangible assets, net | 17,025 | - |
| Note receivable from Cybear Group | 2,001 | - |
| Other assets | 5,413 | 6,940 |
| Total assets | $ 774,307 | $ 630,513 |
| **LIABILITIES AND ANDRX GROUP EQUITY** | | |
| Current liabilities | | |
| Accounts payable | $ 67,426 | $ 69,551 |
| Accrued liabilities | 62,809 | 37,256 |
| Total current liabilities | 130,235 | 106,807 |
| Other liabilities | 3,428 | 1,460 |
| Total liabilities | 133,663 | 108,267 |
| Commitments and contingencies | | |
| Andrx Group equity | 640,644 | 522,246 |
| Total liabilities and Andrx Group equity | $ 774,307 | $ 630,513 |

(in thousands, except for share and per share amounts)

**ANDRX GROUP**
**(representing Andrx Corporation and subsidiaries other than Cybear)**
**Consolidated Statements of Income**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| Revenues | | | |
| Distributed products | $ 491,132 | $ 324,591 | $ 262,321 |
| Andrx products | 229,003 | 175,428 | 134,796 |
| Stipulation fees | - | - | 70,733 |
| Other | 19,949 | 14,966 | 7,870 |
| Total revenues | 740,084 | 514,985 | 475,720 |
| Operating expenses | | | |
| Cost of goods sold | 475,760 | 297,218 | 235,269 |
| Selling, general and administrative | 119,221 | 61,901 | 55,266 |
| Research and development | 52,846 | 45,467 | 25,327 |
| Reorganization costs | - | 2,098 | - |
| Total operating expenses | 647,827 | 406,684 | 315,862 |
| Income from operations | 92,257 | 108,301 | 159,858 |
| Other income (expense) | | | |
| Equity in earnings (losses) of joint ventures | 1,025 | (1,202) | (370) |
| Interest income | 10,965 | 11,210 | 2,321 |
| Interest expense | - | (767) | (1,661) |
| Income before income taxes | 104,247 | 117,542 | 160,148 |
| Income taxes | 31,385 | 39,870 | 58,229 |
| Net income | $ 72,862 | $ 77,672 | $ 101,919 |

(in thousands, except for share and per share amounts)

**ANDRX GROUP**
**(representing Andrx Corporation and subsidiaries other than Cybear)**
**Consolidated Statements of Group Equity**

| | Andrx Group Equity | Comprehensive Income |
|---|---|---|
| Balance, December 31, 1998 | $ 63,720 | |
| Allocation of Andrx common stock issued in connection with exercises of warrants and options | 6,683 | |
| Allocation of income tax benefits related to exercises of Andrx stock options | 9,368 | |
| Allocation of Andrx options granted to consultants | 10 | |
| Allocation of unrealized gain on investments available-for-sale, net of income taxes of $13 | 7 | $ 7 |
| Net income allocated to Andrx Group | 101,919 | 101,919 |
| Comprehensive income | | $ 101,926 |
| Balance, December 31, 1999 | 181,707 | |
| Allocation of Andrx common stock issued in connection with equity offering | 235,819 | |
| Allocation of Andrx common stock issued in connection with exercises of warrants and options | 6,959 | |
| Allocation of income tax benefits related to exercises of Andrx common stock | 19,870 | |
| Allocation of unrealized gain on investments available-for-sale, net of income taxes of $115 | 219 | $ 219 |
| Net income allocated to Andrx Group | 77,672 | 77,672 |
| Comprehensive income | | $ 77,891 |
| Balance, December 31, 2000 | 522,246 | |
| Allocation of Andrx common stock issued in connection with exercises of options | 9,060 | |
| Allocation of income tax benefits related to exercises of Andrx common stock | 18,363 | |
| Allocation of stock issued in connection with CTEX Pharmaceuticals, Inc. acquisition | 18,166 | |
| Allocation to Cybear under tax sharing agreement | (250) | |
| Allocation of unrealized gain on investments available-for-sale, net of income taxes of $225 | 197 | $ 197 |
| Net income allocated to Andrx Group | 72,862 | 72,862 |
| Comprehensive income | | $ 73,059 |
| Balance, December 31, 2001 | $ 640,644 | |

(in thousands, except for share and per share amounts)

**ANDRX GROUP**

**(representing Andrx Corporation and subsidiaries other than Cybear)**

**Consolidated Statements of Cash Flows**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Cash flows from operating activities | | | |
| Net income | $ 72,862 | $ 77,672 | $ 101,919 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 14,385 | 5,535 | 2,960 |
| Provision for doubtful accounts | 518 | 548 | 3,097 |
| Undistributed equity in (earnings) losses of joint ventures | (1,025) | 1,202 | 370 |
| Income tax benefits related to exercises of Andrx stock options | 18,363 | 19,870 | 9,368 |
| Deferred income tax benefit | (7,996) | (3,818) | (10,442) |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (34,539) | (15,098) | (42,382) |
| Inventories | (41,045) | (18,286) | (36,434) |
| Prepaid and other assets | 2,679 | (1,858) | (13,871) |
| Accounts payable and accrued and other liabilities | 17,349 | 4,989 | 50,623 |
| Net cash provided by operating activities | 41,551 | 70,756 | 58,008 |
| Cash flows from investing activities | | | |
| Purchases of property, plant and equipment | (74,782) | (40,787) | (18,481) |
| Maturity (purchases) of investments available-for-sale, at market value | 26,063 | (143,990) | (59,151) |
| Acquisition of CTEX Pharmaceuticals, Inc. net of cash acquired | (11,135) | - | - |
| Loans to former CTEX Pharmaceuticals, Inc. shareholders | (3,697) | - | - |
| Acquisition of certain assets of Armstrong Pharmaceuticals | (18,218) | - | - |
| Acquisition of Entex brand product line | (14,795) | - | - |
| Acquisition of marketing rights of the Anexsia brand product line | (2,100) | - | - |
| Acquisition of certain assets of Valmed Pharmaceuticals, Inc., net of cash acquired | - | (15,195) | - |
| Net cash used in investing activities | (98,664) | (199,972) | (77,332) |
| Cash flows from financing activities | | | |
| Net proceeds from Andrx public share offering | - | 235,819 | - |
| Proceeds from the issuance of shares of Andrx common stock from exercises of stock options and warrants | 9,060 | 6,959 | 6,683 |
| Advances to Cybear Group on line of credit | (2,001) | - | - |
| Net borrowings (repayments) under bank loan | - | (20,226) | 16,119 |
| Net cash provided by financing activities | 7,059 | 222,552 | 22,802 |
| Net increase (decrease) in cash and cash equivalents | (50,054) | 93,336 | 3,178 |
| Cash and cash equivalents, beginning of year | 111,131 | 17,795 | 14,617 |
| Cash and cash equivalents, end of year | $ 61,077 | $ 111,131 | $ 17,795 |
| Supplemental disclosure of cash paid during the year for: | | | |
| Interest | $ - | $ 767 | $ 1,661 |
| Income taxes | $ 9,499 | $ 32,440 | $ 48,790 |
| Supplemental disclosure of non-cash investing activities: | | | |
| Acquisition of CTEX Pharmaceuticals, Inc. | | | |
| Market value of Andrx common stock issued | $ 18,166 | | |
| Fair value of net liabilities assumed | $ 537 | | |
| Acquisition of certain assets of Valmed Pharmaceuticals, Inc. | | | |
| Fair value of net assets acquired | | $ 6,487 | |

(in thousands, except for share and per share amounts)

**CYBEAR GROUP**
**(representing Cybear Inc. and its subsidiaries)**
**Consolidated Balance Sheets**

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 1,234 | $ 4,478 |
| Investments available-for-sale, at market value | - | 12,223 |
| Accounts receivable, net of allowances of $628 in 2001 and $106 in 2000 | 1,203 | 891 |
| Prepaid and other current assets | 717 | 550 |
| Total current assets | 3,154 | 18,142 |
| Equipment, net | 2,294 | 6,340 |
| Goodwill, net | 324 | 14,027 |
| Other intangible assets, net | 11,280 | 875 |
| Other assets | 35 | 121 |
| Total assets | $ 17,087 | $ 39,505 |
| **LIABILITIES AND CYBEAR GROUP EQUITY** | | |
| Current liabilities | | |
| Accounts payable | $ 1,435 | $ 950 |
| Accounts payable to Andrx Group | 179 | 602 |
| Accrued liabilities | 3,508 | 402 |
| Other liabilities | 1,060 | - |
| Total current liabilities | 6,182 | 1,954 |
| Note payable to Andrx Group | 2,001 | - |
| Other liabilities | 1,654 | - |
| Total liabilities | 9,837 | 1,954 |
| Commitments and contingencies | | |
| Cybear Group equity | 7,250 | 37,551 |
| Total liabilities and Cybear Group equity | $ 17,087 | $ 39,505 |

(in thousands, except for share and per share amounts)

**CYBEAR GROUP**
**(representing Cybear Inc. and its subsidiaries)**
**Consolidated Statements of Operations**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| Revenues | | | |
| Cybearclub LC Internet product sales | $ 4,109 | $ 1,483 | $ 81 |
| Cybearclub LC telemarketing product sales | - | 2,715 | - |
| Other product sales | - | 321 | - |
| Application services | 1,387 | 30 | - |
| Portal services | 1,448 | - | - |
| Website development, hosting and other services | 479 | 336 | 102 |
| Online meeting development services | 1,070 | - | - |
| Subscription services | 464 | 161 | 87 |
| Total revenues | 8,957 | 5,046 | 270 |
| Operating expenses | | | |
| Cost of goods sold | 3,835 | 4,257 | 77 |
| Network operations and operations support | 5,603 | 4,501 | 2,972 |
| Product development | 5,416 | 3,774 | 3,058 |
| Selling, general and administrative | 7,427 | 8,399 | 7,271 |
| Depreciation and amortization | 7,654 | 4,035 | 1,556 |
| Merger costs and other charges | 14,759 | 5,224 | - |
| Total operating expenses | 44,694 | 30,190 | 14,934 |
| Loss from operations | (35,737) | (25,144) | (14,664) |
| Other income (expense) | | | |
| Interest income | 422 | 1,829 | 1,282 |
| Interest expense on advances from Andrx Group | (1) | - | (216) |
| Loss before income taxes | (35,316) | (23,315) | (13,598) |
| Income tax benefit allocated from Andrx Group | - | - | 2,824 |
| Net loss | $ (35,316) | $ (23,315) | $ (10,774) |

(in thousands, except for share and per share amounts)

**CYBEAR GROUP**
**(representing Cybear Inc. and its subsidiaries)**
**Consolidated Statements of Group Equity**

| | Cybear Group Equity (Deficit) | Comprehensive Loss |
|---|---|---|
| Balance, December 31, 1998 | $ (467) | |
| Allocation of Cybear public offering | 50,778 | |
| Conversion of Due to Andrx upon consummation of Cybear public offering | 7,446 | |
| Allocation of acquisition of Telegraph Consulting Corporation | 2,771 | |
| Allocation of Cybear common stock issued in connection with exercises of warrants | 169 | |
| *Allocation of Cybear options granted to consultants* | 155 | |
| Allocation of unrealized loss on investments available-for-sale | (100) | $ (100) |
| Net loss allocated to Cybear | (10,774) | (10,774) |
| Comprehensive loss | | $ (10,874) |
| Balance, December 31, 1999 | 49,978 | |
| Allocation of equity in connection with the Reorganization | 9,411 | |
| Allocation of Cybear employee options as a result of the Reorganization | 1,053 | |
| *Allocation of Cybear common stock issued in connection with exercise of options* | 322 | |
| Allocation of unrealized gain on investments available-for-sale | 102 | $ 102 |
| Net loss allocated to Cybear | (23,315) | (23,315) |
| Comprehensive loss | | $ (23,213) |
| Balance, December 31, 2000 | 37,551 | |
| Allocation of Cybear common stock issued in connection with the purchase of Mediconsult.com, Inc | 4,765 | |
| Allocation from Andrx under tax sharing agreement | 250 | |
| Net loss allocated to Cybear | (35,316) | $ (35,316) |
| Comprehensive loss | | $ (35,316) |
| Balance, December 31, 2001 | $ 7,250 | |

(in thousands, except for share and per share amounts)

**CYBEAR GROUP**
**(representing Cybear Inc. and its subsidiaries)**
**Consolidated Statements of Cash Flows**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| Cash flows from operating activities | | | |
| Net loss | $ (35,316) | $ (23,315) | $ (10,774) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Depreciation and amortization | 7,654 | 4,035 | 1,556 |
| Cybear other non-cash charges | 14,759 | - | - |
| Non-cash net charge related to AHT Corporation note receivable | - | 2,000 | - |
| Provision for doubtful accounts | 839 | 103 | - |
| Changes in operating assets and liabilities | | | |
| Accounts receivable, net | (434) | (846) | 320 |
| Prepaid and other assets | 1,355 | 4,866 | (5,945) |
| Accounts payable and accrued and other liabilities | (3,023) | (637) | 1,549 |
| Net cash used in operating activities | (14,166) | (13,794) | (13,294) |
| Cash flows from investing activities | | | |
| Maturities (purchases) of investments available-for-sale, net | 12,220 | 13,952 | (26,172) |
| Purchases of property and equipment | (307) | (3,753) | (3,752) |
| Acquisition of and advances to Mediconsult.com, Inc. | (3,242) | - | - |
| Acquisition of Telegraph Consulting Corporation | - | - | (1,181) |
| Cash flow related to AHT Corporation note receivable and investment | - | (3,875) | - |
| Net cash provided by (used in) investing activities | 8,671 | 6,324 | (31,105) |
| Cash flows from financing activities | | | |
| Advances from Andrx on line of credit | 2,001 | - | - |
| Proceeds from issuance of Cybear common stock | - | - | 50,778 |
| Capital contributions under tax sharing agreement | 250 | - | - |
| Capital transactions of Cybear, net | - | 26 | 379 |
| Advances from Andrx, net of Andrx's utilization of Cybear's income tax attributes | - | - | 5,160 |
| Net cash provided by financing activities | 2,251 | 26 | 56,317 |
| Net increase (decrease) in cash and cash equivalents | (3,244) | (7,444) | 11,918 |
| Cash and cash equivalents, beginning of year | 4,478 | 11,922 | 4 |
| Cash and cash equivalents, end of year | $ 1,234 | $ 4,478 | $ 11,922 |
| Supplemental disclosure of non-cash investing and financing activities: | | | |
| Purchase of Cybear minority interest by Andrx | | $ 10,444 | |
| Conversion of due to Andrx into shares of Cybear common stock | | | $ 7,446 |
| Acquisition of Mediconsult.com, Inc. | | | |
| Market value of Cybear common stock issued | $ 4,765 | | |
| Fair value of net liabilities assumed | $ 5,295 | | |

(in thousands, except for share and per share amounts)

**Related Intergroup Transactions**

Certain significant transactions between the groups, which are eliminated in consolidation, are as follows:

*Subscription Fees*

In September 1999, Cybear provided subscriptions to its Physician Practice Portal product to certain customers of Andrx at a standard monthly rate. Andrx paid for such subscription services on behalf of its customers. Revenues generated from such services were $19 for the year ended December 31, 1999. No such revenues were generated in 2001 or 2000.

*Banner Advertisements*

Beginning in July 2000, Cybear developed banner advertisements for certain Andrx customers and provided such Andrx customers with advertising on its dr.Cybear website. Andrx paid Cybear for such services. Cybear recorded $72 as Website development, hosting and other services revenue for the year ended December 31, 2000 for such services. Management believes that the amounts billed for these services approximate fair value.

*Cybearclub LC*

In August 1999, Cybear commenced the Cybearclub LC joint venture ("Cybearclub") with Andrx intended to distribute healthcare products to physician offices through the Internet. Capital contributions to, distributions from and net income or loss generated by Cybearclub are allocated in proportion to Cybear Group's and Andrx Group's interests in the joint venture. Such interests are 55% to Cybear Group and 45% to Andrx Group. Cybearclub is managed by and under the direction of a management committee comprised of five members. Three members are appointed by Cybear Group and two members are appointed by Andrx Group. Based on its majority ownership and majority representation on the management committee of Cybearclub, Cybear Group controls Cybearclub. Accordingly, Cybear Group consolidates the accounts of Cybearclub and Andrx Group utilizes the equity method of accounting for its investment in Cybearclub.

To help achieve Cybearclub's objective of having physician offices purchase products through the Internet, Cybearclub initiated a dual strategy of using Andrx Group telemarketers to induce physician offices, including Andrx Group physician customers, to begin placing orders with Cybearclub, and to then transition those physician offices from being purchasers who place their orders with a telemarketers into customers who place orders directly through the Internet.

Accordingly, through October 8, 2000, revenues reported by Cybearclub consisted of revenues derived from orders procured by Andrx Group telemarketers and entered on the Internet by Cybear personnel, as well as revenues derived from orders placed by physician offices over the Internet. As a result of an amendment to the joint venture agreement, beginning October 9, 2000, Cybearclub revenues consisted solely of orders entered by physician offices over the Internet. Accordingly, effective October 9, 2000, any orders not entered by physician offices over the Internet were recognized as revenues by Andrx Group and not by Cybearclub.

Through Cybearclub, Cybear generated $4,109 and $4,198 in revenues for 2001 and 2000 as compared to $81 in 1999. Cybearclub 2001 revenues of $4,109 consist solely of physician Internet sales reported as "Cybearclub LC Internet product sales". Cybearclub 2000 revenues of $4,198, consist of (i) physician Internet sales reported as "Cybearclub LC Internet product sales" of $1,483 and (ii) sales procured by Andrx telemarketers and entered by Cybear employees over the Internet through October 8, 2000, reported as "Cybearclub LC telemarketing product sales" of $2,715.

For the year ended December 31, 1999 and through the first quarter of 2000, as originally reported by Cybear, all Cybearclub product sales were reported as E-commerce sales. In the second quarter of 2000, Cybear changed its presentation from E-commerce sales to Cybearclub LC sales and in the third quarter of 2000, Cybear changed its presentation to Cybearclub LC Internet product sales (i.e. physician office Internet orders) and Cybearclub LC telemarketing product sales (i.e. telemarketing orders entered over the Internet on behalf of physician customers by Cybear employees). Cybear Group is presenting 1999 E-commerce products sales as Cybearclub LC Internet product sales of $81 although Cybear Group's systems at that time did not permit such classification to be fully verified.

As part of its operations, Andrx purchases products from outside vendors and distributes them to pharmacies and physicians with whom it generally contacts through telemarketers. In connection with Cybearclub, Andrx sells some of those products to Cybearclub at cost and charges Cybearclub for certain fulfillment and back office operations such as purchasing, warehousing and distribution, as well as customer service and telemarketing activities. Under the joint venture agreement negotiated by the parties, such services were charged at a rate of 6% of gross sales for the years ended December 31, 2001 and 2000 and 10% of gross sales for the year ended December 31, 1999. The current rate of 6% could increase if Cybearclub achieves certain quarterly gross sales levels. For the years ended December 31, 2001, 2000 and 1999, Andrx charged Cybearclub $250, $279 and $8, respectively, for the services it provided.

Cybearclub's operations resulted in net income of $26 in 2001, and net losses of $43 and $17 in 2000 and 1999, respectively, for which Cybear recorded Andrx minority interest expense of $12 in 2001 and minority interest income of $19 and $8 for 2000 and 1999, respectively.

*Management Services*

Cybear Group and Andrx Group have a corporate services agreement whereby Andrx Group provides Cybear Group with various management services. For the years ended December 31, 2001, 2000 and 1999, Cybear Group incurred amounts for these services based upon mutually agreed upon allocation methods. Management believes that the amounts incurred for these services approximate fair value. Costs for such services were $120 for each of the years ended December 31, 2001, 2000 and 1999.

*Intergroup Payable*

Accounts payable to Andrx Group in Cybear Group's Consolidated Balance Sheets, represents amounts payable to Andrx for the purchase of the products sold by Cybear Group and services provided by Andrx Group. As of December 31, 2001 and 2000, the accounts payable to Andrx were $179 and $602, respectively.

*Intergroup Note*

Note payable to Andrx Group in Cybear Group's Consolidated Balance Sheet and note receivable from Cybear Group in Andrx Group's Consolidated Balance Sheet, represent amounts payable to Andrx under an unsecured revolving line of credit between Andrx Group and Cybear Group, entered into in March 2001, and expiring on March 31, 2004. As of December 31, 2001, the note payable to Andrx was $2,001 with an interest rate of 5.75% per annum. Cybear Group

(in thousands, except for share and per share amounts)

must maintain certain covenants, as defined in the agreement. As of December 31, 2001, Cybear Group was in compliance with all of the covenants of this agreement. As of December 31, 2001, $1 of interest expense was accrued on the loan.

*Tax Sharing Agreement*
Andrx Group and Cybear Group have entered into a tax sharing agreement, as supplemented, in connection with the Reorganization in September 2000 (see Note 11).

**(21) Subsequent Events**

*Nasdaq Notice of Cybear Delisting*
The Nasdaq Stock Market ("Nasdaq") has notified Andrx Corporation that the Cybear common stock is subject to delisting because Cybear common stock is not in compliance with the continued listing requirements of the Nasdaq since the Cybear common stock failed to maintain a minimum market value of publicly held shares ("MVPHS") of $5,000 and a minimum bid price of $1.00 per share for 30 consecutive trading days as required under Nasdaq's Marketplace Rules 4450(a)(2) and 4450(a)(5), respectively. Cybear Group has been given 90 calendar days, or until May 23, 2002, to regain a MVPHS of at least $5,000 as well as a bid price of at least $1.00 per share, at the market close, for a minimum of 10 consecutive trading days. If Cybear Group does not meet these criteria by May 23, 2002, Nasdaq will provide written notification that Cybear Group's securities are subject to delisting. At that time, Andrx Corporation may appeal Nasdaq's determination as it relates to the Cybear Group to a listing qualifications panel or apply for a transfer of its securities to the Nasdaq Small-Cap Market. If Andrx Corporation applies for an appeal or transfer for Cybear Group, there is no assurance that either action would be granted. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of the Cybear common stock, potentially leading to further declines in share price and making it more difficult for Cybear to raise additional capital. Cybear common stock market prices included herein give effect to the July 2001 one-for-four reverse stock split. The delisting may be irrelevant due to the conversion described below.

*Conversion of Cybear Common Stock*
On March 28, 2002, Andrx Corporation announced its plans to convert all of the outstanding shares of Cybear common stock into shares of Andrx common stock effective May 17, 2002. Each outstanding share of Cybear common stock will be converted into 0.00964 of a share of Andrx common stock. Following the conversion, the businesses that comprise Cybear will operate within Andrx and the Andrx common stock will constitute the only outstanding common stock of Andrx Corporation. A special committee of Andrx Corporation's board of directors, which was appointed to represent the interests of the holders of the Cybear common stock, received an opinion from Raymond James & Associates, Inc. that the consideration to be received, as provided in Andrx Corporation's certificate of incorporation, is fair, from a financial point of view, to the holders of the Cybear common stock.

The conversion ratio is based upon the relative market values of the Andrx common stock and Cybear common stock averaged over the period from February 22, 2002 through March 21, 2002. The conversion ratio includes a 25% premium on the value of the Cybear common stock, as required by the terms of Andrx Corporation's certificate of incorporation, which was approved by the Andrx and Cybear stockholders in the reorganization. The conversion is expected to result in the issuance of approximately 65,013 shares of Andrx common stock.

Through the date of the conversion on May 17, 2002, Andrx Corporation will continue to allocate net income (loss) to each class of common stock. Subsequent to the conversion, Andrx Corporation will only report earnings per share for Andrx common stock which will include all of Cybear Group's operating results from the effective date of the conversion, and will no longer report separate future earnings per share for the former Cybear common stock. Additionally, Andrx will not provide supplemental group financial statements for Andrx Group and Cybear Group as was previously presented during the two-class structure. Disclosures required under accounting principles generally accepted in the United States will continue to be provided, as appropriate.

While the premium to be paid to Cybear Group stockholders will not be included in the Andrx Group or Cybear Group pre-conversion operating results, the premium will be deducted from the net income available to holders of Andrx common stock in computing Andrx Group's earnings per share and will be deducted from the net loss available to holders of Cybear common stock in computing Cybear Group's loss per share. This premium is anticipated to amount to approximately $500 and is estimated to have the effect of reducing Andrx Group's second quarter 2002 earnings per common share by approximately $0.01 on a basic and diluted basis. Conversely, the premium is estimated to have the effect of reducing Cybear Group's second quarter 2002 net loss per share by approximately $0.07 on a basic and diluted basis. Net income for Andrx Corporation will not be impacted by this conversion.

# OFFICERS AND DIRECTORS

as of May 1, 2002

### Executive Officers



**Dr. Elliot F. Hahn**
*Chief Executive Officer,*
*President and Director*



**Scott Lodin**
*Executive Vice President,*
*General Counsel*
*and Secretary*



**Angelo C. Malahias**
*Vice President*
*and Chief Financial Officer*

### Board of Directors

**Alan P. Cohen**
*Co-Chairman of the Board of Directors*

**Dr. Chih-Ming J. Chen**
*Co-Chairman of the Board of Directors*

**Dr. Elliot F. Hahn**
*Chief Executive Officer and President*

**Tamara A. Baum (1)**
*Former Global Managing Director of Health Care Finance,*
*Warburg Dillon Read*

**Lawrence J. DuBow**
*Consultant to Ranbaxy Pharmaceuticals, Inc. and Former Chairman*
*and Chief Executive Officer, HMS Sales & Marketing, Inc.*

**Irwin C. Gerson (1) (2)**
*Chairman Emeritus of the Lowe McAdams Healthcare Division*
*of the Interpublic Group*

**Timothy E. Nolan**
*Former President and Chief Operating Officer, Cybear*

**Dr. Michael A. Schwartz (1) (2)**
*Dean Emeritus and Professor, College of Pharmacy,*
*University of Florida*

**Dr. Melvin Sharoky**
*Executive Director, Andrx Corporation*
*President, Somerset Pharmaceuticals, Inc.*

*(1) Member of Audit Committee* *(2) Member of Compensation Committee*



*Standing left to right;* Gale Blackburn, Dr. Melvin Sharoky, Angelo Malahias, Dr. Michael Schwartz, Irwin Gerson, Timothy Nolan, Scott Lodin, Lawrence DuBow, Tamara Baum.
*Seated left to right;* Dr. Chih-Ming Chen, Alan Cohen, Dr. Elliot Hahn.

# Stockholder Information

**Stockholder Information**

Stockholder information and a copy of the Company's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission may be obtained without charge by contacting the Director of Investor Relations, Gale Blackburn, at Andrx Corporation's corporate headquarters, 954-217-4344 or visit the Company's website at www.andrx.com.

**Transfer Agent**

American Stock Transfer & Trust Company
Shareholder Services
59 Maiden Lane
New York, NY 10038
800-937-5449

**Common Stock**

Andrx common stock is quoted on the Nasdaq National Market
Ticker symbol: ADRX

**Annual Meeting of Stockholders**

Friday, July 19, 2002 at 9:00am ET
Sheraton Suites Plantation
311 N. University Drive
Plantation, FL 33324
954-424-3300

**Independent Accountants**

Arthur Andersen LLP
Fort Lauderdale, Florida

**Securities Counsel**

Broad and Cassel
Miami, FL

**Market Information**

For the calendar quarters indicated, the table below sets forth the high and low sales prices per share of Andrx common stock, as reported on the Nasdaq National Market, based on published financial resources.

| | Andrx Common Stock Market Price * | |
|---|---|---|
| **2000** | **High** | **Low** |
| First Quarter | $65.50 | $20.13 |
| Second Quarter | 68.31 | 43.63 |
| Third Quarter | 95.88 | 63.94 |
| Fourth Quarter | 94.88 | 50.81 |
| **2001** | | |
| First Quarter | $72.25 | $38.50 |
| Second Quarter | 77.00 | 44.94 |
| Third Quarter | 77.39 | 58.02 |
| Fourth Quarter | 76.52 | 61.30 |

**Andrx common stock market prices reflect the March 2000 two-for-one stock split.*

In addition to Andrx common stock, from September 7, 2000 through May 17, 2002, Andrx Corporation also had outstanding a class of common stock known as Cybear common stock, which tracked the performance of Cybear Group. Effective May 17, 2002, Andrx Corporation, in accordance with the terms of its Certificate of Incorporation, converted all of the outstanding shares of Cybear common stock into shares of Andrx common stock.

**Holders**

As of May 20, 2002, there were approximately 400 holders of record of Andrx common stock. Andrx believes the number of beneficial holders of Andrx common stock is in excess of 35,000.

**Dividends**

Andrx Corporation has never paid any cash dividends on its common stock and does not intend to pay cash dividends for the foreseeable future. Andrx Corporation intends to retain earnings, if any, to finance the development and expansion of its business. Payment of cash dividends in the future will depend, among other things, upon Andrx Corporation's ability to generate earnings, its need for capital and its overall financial condition.

**Forward Looking Statements**

Andrx Corporation cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements which may be deemed to have been made in this report or which are otherwise made by or on behalf of the Company. For this purpose, any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "to," "expect," "believe," "anticipate," "intend," "plan," "could," "would," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Andrx Corporation is also subject to other risks detailed herein or detailed from time to time in Andrx Corporation's Securities and Exchange Commission filings.

**Trademarks**











**Andrx Corporation**

4955 Orange Drive, Davie, Florida 33314

Phone: 954-584-0300 www.andrx.com

Nasdaq: ADRX